FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March 2004

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

CLP Holdings Annual Report 2003 was published and dispatched to shareholders on 29 March 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________________
Name: April Chan
Title: Deputy Company Secretary

Date: 25 June 2004



中電控股

CLP Holdings

2003 Annual Report



Investment Performance | 2003 Operating Highlights | 2004 Outlook


Equity
MW*
10,000
8,000
6,000
4,000
2,000
0
HK$M
10,000
8,000
6,000
4,000
2,000
0
99 00 01 02 03

- In Operation
- Under Construction
- Profit before Financing & Taxation

* Includes 100% of generating capacity owned by Castle Peak Power Company Limited and operated by CLP

2003 Operating Highlights

- Sold 31,043 million kilowatt hours (kWh) of electricity
- Local and system demand reached historical peaks of 5,874MW and 7,646MW respectively in July
- Tariff freeze maintained for six successive years
- Announced rebates to customers totalling HK$960 million
- Achieved supply reliability of 99.99%, amongst the best in the world

2004 Outlook

- Continue to enhance supply reliability, power quality and customer service
- Deliver high performance and flexibility from generating assets and continue construction of Units 7 & 8 at Black Point power station to schedule and within budget
- Submit Financial Plan to the Hong Kong Government under the Scheme of Control covering period from 2005 to 2008 and including investment plans
- Work with the Hong Kong Government on plans to improve air quality by 2010
- Participate actively in discussions on future regulation of the Hong Kong electricity industry


Equity
MW
5,000
4,000
3,000
2,000
1,000
0
HK$M
5,000
4,000
3,000
2,000
1,000
0
99 00 01 02 03

- In Operation
- Under Construction
- Profit before Financing & Taxation

2003 Operating Highlights

- Construction of Anshun II (2x300MW) power station in Guizhou within schedule and budget, with both units progressing to trial operation
- Heze II (2x300MW) power station in Shandong entered commercial operation and Liaocheng (2x600MW) power station entered trial operation
- Yire, Sanhe, Panshan power stations in Beijing-Tianjin area and Shenmu power station in Shaanxi operated reliably, generated more than the forecast output and achieved internationally recognised high safety standards

2004 Outlook

- Complete the Liaocheng and Anshun units in Shandong and Guizhou respectively
- Take forward relationships and partnerships as the effect of industry reform in the Chinese mainland on existing joint ventures becomes clearer
- Explore opportunities emerging from increasing private sector activity as a result of the reform process and continuing economic growth
- Focus on southern China for new investment and greenfield projects
- Continue pursuit of renewable energy projects, including hydro-electric projects and wind energy opportunities on the South China coast


Equity
MW
5,000
4,000
3,000
2,000
1,000
0
HK$M
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
99 00 01 02 03

- In Operation
- Under Construction
- Profit/(Loss) before Financing & Taxation

2003 Operating Highlights

- Completed the acquisition of Powergen's remaining interests in the joint venture companies relating to BLCP Power Limited (BLCP), Yallourn Energy Pty Limited (Yallourn Energy) and Gujarat Paguthan Energy Corporation Private Limited (GPEC)
- Achieved financial close of the 1,434MW BLCP power project, Thailand
- Achieved the highest output from Yallourn Energy, Australia in its operating history and the highest revenues since privatisation in 1996
- Completed the first full year of operation of the Ho-Ping power station in Taiwan
- Returned the GPEC plant in India to full operation on a new gas supply, reached agreement on amended and more sustainable power purchase conditions and supported arrangements for a bond issue to reduce overdue receivables

2004 Outlook

- Start the development of further greenfield project opportunities as growth returns to Asian markets
- Further earnings growth from existing investments and the introduction of strategic partners as appropriate
- Implement the amended terms of power purchase agreement for GPEC and reduce overdue receivables position through increased payment levels by Gujarat Electricity Board and issue of Rupee 4,000 million bond
- Bring the operation of the Ho-Ping power station to mature and high industry standards, and explore further business opportunities in Taiwan
- Establish strategic partnership in Australia and develop beyond the current single asset position
- Closely monitor the reform of the Thai electricity industry including its implications for Electricity Generating Public Company Limited

Section A – Feedback on Annual Report 2003

The Annual Report is a key document in the communication between us and our shareholders and other stakeholders.

1. To enhance the quality of our annual reporting, please let us have your views, by circling the appropriate number below.

	Easy to understand?				Did this provide helpful information?			
	strongly disagree			strongly agree	strongly disagree			strongly agree
Chairman's Statement	1	2	3	4	1	2	3	4
Interview with Chief Executive Officer	1	2	3	4	1	2	3	4
Corporate Governance	1	2	3	4	1	2	3	4
CLP and our Shareholders	1	2	3	4	1	2	3	4
CLP and our Customers	1	2	3	4	1	2	3	4
CLP and our Employees	1	2	3	4	1	2	3	4
CLP and our Environment	1	2	3	4	1	2	3	4
CLP and our Community	1	2	3	4	1	2	3	4
Management's Discussion and Analysis	1	2	3	4	1	2	3	4
Financial Section	1	2	3	4	1	2	3	4
Ten-year Summaries	1	2	3	4	1	2	3	4

2. Your overall rating of this Annual Report is:
(Please "✓" appropriate box)

Poor ☐ Fair ☐ Good ☐ Very Good ☐ Excellent ☐

3. Was there any additional information you expect to receive in the Annual Report? Please specify.

____

____

4. Do you have any question for the Chief Executive Officer, to be addressed in next year's Annual Report or answered on the "Frequently Asked Questions" section of the Company's website?
If so, please ask.

____

____

5. Any other comments/suggestions?

____

____

____

____

.../cont'd

Section B – Request for Additional Information

Our Annual Report identifies those areas where additional information, beyond that set out in the Report itself, is available through our website (www.clpgroup.com) or in other printed publications.

You can get hard copies of that web information (if you do not have ready access to the Internet) and/or printed copies of our other publications by indicating as appropriate below:

Name of Shareholder(s) ______________________________

Address ______________________________

____

____

(Please "✓" appropriate box)

☐ Web Information Required (Please specify which) ______________________________

____

____

____

☐ Social and Environmental Report 2003



☐ Corporate Governance – CLP Principles & Practices



☐ CLP Value Framework – From Vision to Reality


From Vision to Reality

Please send your feedback to CLP Holdings Limited by the enclosed prepaid envelope;
fax: (852) 2678 8390; or
e-mail: cosec@clp.com.hk



CLP Holdings Limited is the holding company for the CLP Group of companies. It is listed on the Hong Kong Stock Exchange and is one of the largest investor-owned power businesses in Asia.



In 2003, our Hong Kong electricity business and our activities in the Mainland and the Asia-Pacific region all delivered increased value to our shareholders.

Dear Shareholders

I am pleased to present our Annual Report for the year ended 31 December 2003 and to record a strong financial and operational performance over that period.

Year 2003 Results

In 2003, earnings per share for recurring operations increased by 13.6% to HK$3.09 per share compared to the previous year. The Scheme of Control (SoC) earnings for the year ended 31 December 2003 grew 8% to HK$6,281 million. Earnings from non-SoC activities increased by 60.3% from HK$998 million to HK$1,600 million.

Total earnings for 2003 were HK$7,687 million, compared to HK$7,104 million for 2002. These took into account the Group's share of profit of the Hok Un redevelopment of HK$240 million. By comparison, the property profits in 2002 were HK$546 million. The total earnings per share in 2003 were HK$3.19, an increase of 8.1%.

The Board has recommended a final dividend for 2003 of HK$0.65 per share and a special final dividend of HK$0.10 per share paid out of profits of the Hok Un redevelopment. These final dividends, together with the three interim dividends paid during the year, result in a total dividend of HK$1.98 per share.

In reviewing the financial results for 2003, the Board and I were particularly encouraged by the improvement to Group earnings made by each of our three major business streams:

- the electricity business in Hong Kong regulated under the SoC;
- our investments in the power sector in the Chinese mainland; and
- our presence in the private sector power industry in a number of countries in the Asia-Pacific region.

In recent years, our activities in both the Mainland and the wider Asia-Pacific region have been pursued with increasing emphasis. This policy of diversification has been the result of our awareness of the potential offered by these markets, as well as the risk of solely relying on earnings from our Hong Kong electricity business which may be affected by both regulatory change and the slowdown in local electricity demand as the economy matures.

Nonetheless, the Hong Kong electricity business continues to be the major source of our earnings (80% of the Group's operating earnings before deduction of unallocated expenses in 2003) and represents the primary focus of our investments (62% of the Group's total assets).

Shareholders' Views

Following an invitation issued to shareholders with last year's Interim Report, over 1,100 shareholders are currently participating in a series of visits to our facilities in Hong Kong. We have taken this opportunity to ask for their views and concerns about CLP's business and its outlook. The comments received have centred on the future electricity regulatory regime in Hong Kong and on CLP's environmental performance. This focus from our shareholders comes as no surprise. Both the Board and Management have been giving close attention to these matters for quite some time. I would like to highlight some of our thoughts, actions and initiatives in these two areas.

Post-2008 Hong Kong Electricity Business Regulatory Regime

Since 1964, our electricity business in Hong Kong has been regulated by the Hong Kong Government under an SoC Agreement.

CLP, working within the framework of a stable regulatory regime, has provided our community with an electricity supply characterised by:

- high reliability;
- reasonable and affordable tariffs;
- high productivity and efficiency;
- good customer service; and
- environmental responsibility.

During the past 40 years, the social and economic life of our community has never been constrained or inconvenienced by shortcomings in electricity supply. As will be apparent to those shareholders and stakeholders who travel widely, Hong Kong's performance in this respect has been markedly different from that in other countries within our region and elsewhere. Moreover, unlike other countries, and, for that matter, other public services here, Hong Kong's electricity infrastructure has been entirely funded by private sector investment. Taxpayers have never been called upon to subsidise, directly or indirectly, the provision of Hong Kong's electricity service.

In previous years, CLP has cautioned against the risk of hasty and ill-advised changes to the electricity regulatory regime. During 2003, a series of dramatic blackouts in North America and western Europe underlined the importance of a reliable electricity supply and that, even in developed countries, this should not be taken for granted. There are lessons to be drawn from these incidents, including:

- the severe consequences to a developed economy of electricity failures, including the massive social and economic costs;
- the community's intolerance to interruptions in supply;
- the cumulative negative effects of under-investment and inadequate maintenance and the consequences of regulatory disincentives to invest in and properly maintain electricity systems;

- the dangers of using electricity infrastructure, such as by complex interconnection of pre-existing systems, in a manner for which it was not originally designed;
- multiple participants in electricity supply blurs accountability to the community for the reliability of supply and responsibility for failures; and
- the significant risks associated with electricity sector reform. Such reform is irreversible and yet the resultant risks are not necessarily apparent at the outset, but materialise over the medium to longer term.

It seems likely that discussions with the Government of the Hong Kong Special Administrative Region on the future electricity regulatory regime will move forward during the next year or so. CLP intends to be an active and constructive participant in these discussions. We are entitled to play an influential role because we, together with our longstanding partner, ExxonMobil, who holds a 60% stake in the power stations in Hong Kong, have invested in, own and operate all of the electricity infrastructure within our supply area. Even more importantly, during the past century, we have demonstrated an unwavering commitment and ability to provide our community with an electricity supply which meets its needs.

It is clearly in the interest of both shareholders and customers that a quality electricity supply is maintained in Hong Kong, that the necessary investments continue to be made and that reasonable returns are earned by those investors who make this possible. CLP will be a strong voice against any regulatory change which puts in doubt our ability to continue to provide a first-class service to the community and fails to allow our shareholders to make a proper return on the investment which they have made in providing the necessary infrastructure. Conversely, we will be a strong voice in supporting any regulatory regime which maintains and builds upon our past and current achievements and respects the interests of all concerned, including shareholders and customers.

Environmental Responsibility

Details of the many practical steps that CLP has been taking to meet its environmental responsibilities are set out in the "CLP and our Environment" section of this Annual Report and, above all, in our Social and Environmental Report, which will be published in March 2004.

I wish to touch on two aspects of CLP's environmental performance, which I know are of interest to our shareholders and other stakeholders.

The first relates to CLP's involvement in renewable energy. We are keen to make use of renewable energy opportunities. We have a policy of active involvement and encouragement of renewable energy sources. This has led us to invest in a set of hydro power stations in Guangdong, to work on developing new hydro power projects in Sichuan, as well as pursuing wind power initiatives in Hong Kong and commercial wind power projects along the Guangdong coast. I hope to see material progress on these activities during the coming year.

The second of these environmental issues is that of air quality in Hong Kong. As a resident, I share the community's concerns about the worsening visibility in Hong Kong over the past two decades. As the Chairman of CLP, I expect the Company to continue to contribute to improving this situation.

The background to the problem is quite clear – the majority of all emissions which affect Hong Kong originates from elsewhere in the Pearl River Delta. For this reason, the Hong Kong Government has recognised that this matter must be tackled on an integrated basis within the Delta, including through close co-operation with the Guangdong Provincial Government.

CLP must play its part by improving its own emissions performance – not only because this is the right thing to do, but also because this supports the efforts of the Hong Kong Government in promoting improved performance in Guangdong.

Emissions from power stations in Hong Kong operated by CLP are lower today than they were 10 years ago. Through operational measures such as fuel diversification and the application of practical international standards and technology, we are confident that we can continue to improve our emissions performance. We believe this can best be done within the framework of a practical and stable emissions policy across all industries. This should clearly set out long-term emissions targets for all sectors, with the electricity sector being given the flexibility to choose and pursue the most effective compliance strategies, including retrofitting of existing equipment.

This requires not only a clear emissions policy, but also recognition that significant shareholder investment will need to be made to existing plant in terms of retrofitting environmental technology. This brings me back to the point I made earlier, namely the importance of establishing a clear and balanced post-2008 electricity regulatory regime, which promotes the long-term investment required to support a first-class electricity supply, including one characterised by continued improvements in environmental performance.

This year's results show that, building on a century of experience in the electricity business, CLP continues to deliver value to our shareholders – both from our activities in Hong Kong and, increasingly, those pursued in the Mainland and Asia-Pacific region. Our continued success and prosperity depends upon excellence in the performance of all aspects of our business and the delivery of social, economic and environmental value to all our stakeholders.

The Hon. Michael D. Kadoorie
Hong Kong, 25 February 2004



Visiting Ho-Ping Power Station, Taiwan



CLP Centenary Scholarship Presentation



Mr. Andrew
Brandler,
Chief Executive
Officer, CLP
Holdings (AB)

An open dialogue with stakeholders enhances understanding of CLP's activities. We asked a fund manager, an investment analyst, a major customer and a leading environmentalist to put their questions to our Chief Executive Officer.



Mr. David Y. T. Lui,
Vice Chairman, Schroder Investment Management (Hong Kong) Limited (DL)

DL: In last year's annual report, you gave a detailed response to a number of options put forward regarding the post-2008 regulatory environment. These included open market competition, interconnection with Guangdong, a Consumer Price Index (CPI) minus X regime and a merger with Hongkong Electric. How have the events of the past 12 months changed the way in which you assess the merits/likelihood of these particular options?

AB: They have served to reinforce the views I expressed then. Let me briefly explain:

Guangdong is still short of electricity – during 2003, electricity sales to Guangdong represented 9.7% of our total sales from Hong Kong and have continued at high volumes at the start of 2004. In addition, the establishment of a robust, efficient and reliable transmission and distribution network in southern China to match the standards of service in place in Hong Kong is still a considerable time away.

There has been no change in the small percentage of CLP's tariff which represents costs related to local inflation – so a price cap formula along the lines of CPI minus X remains inappropriate.

I do not see any movement towards a merger of CLP and Hongkong Electric – whether on the part of the shareholders, whose approval would be necessary, or the Hong Kong Government which seems unlikely to consider consolidation of the electricity industry under a single supplier as being a favoured outcome to its review of the post-2008 regulatory framework.

Moreover, any of the above scenarios would constitute a radical change to the existing regulatory regime. Experience elsewhere in 2003 has reinforced awareness of the risk to long-term supply reliability that can result from this and the overwhelming importance that communities attach to maintaining a highly reliable electricity supply.

DL: CLP enjoys a sound reputation with its customer base for the provision of power services. How else could CLP extract value for shareholders from its customers?

AB: I do not presently see any clear opportunities to create meaningful value for our shareholders by using our customer base in Hong Kong for any purpose other than the supply of electricity. Our experience with our venture into telecommunications showed the practical limitations that arise when we try to leverage off our existing customer relationships to provide non-electricity services where market conditions are unfavourable. Our skills are as an electric utility. I do not believe that we have a sufficient competitive advantage to succeed in other businesses, particularly in the face of entrenched service providers.

We are, however, developing a wider view of the scope of the electricity service we can provide. Our efforts in expanding our energy services such as through fuel switching projects, energy efficiency audits, promotion of induction cooking technology and providing power quality solutions not only improve the value of our service to our customers, but also offer the possibility of future business development.

AH: What is your expectation of allowed return post-2008?

AB: Allowed return in a regulatory electric utility scheme is a complex issue, but the principle is simple: the level of allowed return must be adequate, in combination with the other regulatory provisions, to sustain adequate investment in the electricity infrastructure to meet the needs of the customers and their community. Looking back, the permitted return under the Scheme of Control (SoC) has remained between 13.5% and 15% since 1964 when the first SoC Agreement was reached between CLP and Government. Over the past 40 years, a stable regulatory regime with proper returns to investors has secured a durable and fair balance between the interests of those investors, our customers and other stakeholders. Investors have realised steady returns and growth over the years. Customers have enjoyed reliable service at affordable tariffs. The community has a world-class electric power infrastructure, and environmental performance has improved steadily and substantially, particularly during the most recent SoC period (since 1993).



Ms. Alice Hui,
Executive Director, UBS Investment Research, Head of Asian Utilities Research (AH)

Because the electricity business is characterised by investment cycles measured in decades, rather than weeks or months as in the information technology industry, it is essential that returns be considered on a similarly long-term basis. During the period covered by the SoC, there have been very substantial swings in inflation and interest rates. For instance, as recently as the early 1990's, inflation had reached 12% with local interest rates at 9%. It is important that post-2008 return levels are not judged on a short-term basis. Instead, they should reflect the length of the period required to make a return on major capital investment in our industry and the commitment made by our shareholders to support such investment.

Finally, returns are just one element of a regulatory scheme – what counts for our customers is tariffs and quality of service. The existing SoC has delivered results in both these critical respects which match leading global standards. There is a clear message in this for those looking at the future shape of electricity regulation in Hong Kong.

AH: What is your expectation of the Development Fund arrangement post-2008?

AB: The Development Fund represents the accumulated differences between permitted return and the profit from the SoC operations. It does not belong to CLP and its shareholders. It represents a liability owing to our customers. In the 2003 SoC Interim Review, we have agreed with Government that during the 12 months prior to 1 October 2008, there will be specific discussions with regard to arrangements to deal with the balance in the Development Fund after the expiry of the SoC. The arrangements for the Development Fund will depend on the outcome of these discussions.

However, the Development Fund serves two very important purposes, namely financing capital expenditure and stabilising electricity tariffs. Whatever the shape of the post-2008 electricity regulatory regime, these objectives will remain valid. A mechanism such as, or similar to, the Development Fund would seem sensible and in the interests of all concerned.

KLL: There have been many high profile power interruptions in several countries in 2003 and the greatest area of concern is that many of these cities were also highly developed and had a mature electricity supply system in place. How is CLP planning to address these concerns given Hong Kong's reliance on a world-class electricity supply?



Mr. K. L. Lam, Building Services Manager, Hong Kong University of Science and Technology (a major institutional customer) (KLL)



AB: Communities, governments and electricity operators all over the world have been re-examining their electricity supply industries, in the light of the blackouts which occurred in 2003. There has been widespread comment on both the specific causes of these incidents and, of wider relevance, the underlying causes, such as lack of self-sufficient generation capacity, multiple system operators and increased reliance on power transfers through interconnections for which the various networks were not originally designed. All these factors are largely a consequence of changes in the power market structure in recent years.

All power systems are subject to the risk of breakdown, including our own. In CLP's case, we have been prudent in making investments in both generation facilities and the transmission and distribution networks, keeping pace with customer demand. Our generation, transmission and distribution systems are designed, constructed and operated in a coordinated manner to world-class standards. The power system in our supply area forms part of a vertically integrated business, with CLP being responsible for the operation of the entire system, from generation through to delivery to customers.

Multiple levels of safeguards have been incorporated into CLP's systems to prevent uncontrolled cascading outages. Emergency procedures are in place, including with respect to our interconnection with the Guangdong power grid. These procedures, which are regularly reviewed, are intended to deal with any potential outages at their emerging stage, in order to prevent them from developing into catastrophes.

We are aware of heightened concerns about supply reliability. Our actual performance in 2003 is described in the "CLP and our Customers" section of this Annual Report and some of the steps we are taking to manage these risks going forward are set out at page 72 of the Management's Discussion and Analysis.

KLL: CLP Power Hong Kong has been quite good in freezing its tariff for several years now and your annual customer rebates are also most welcomed and appreciated. I understand that your successful electricity sales to the Chinese mainland have helped CLP control costs and pass the savings on to Hong Kong consumers, but how much longer can we expect to enjoy them given that the Mainland is also developing its own electricity generation and distribution capabilities?

AB: CLP supplies power from Hong Kong to the Mainland in two ways – sales to Guangdong Guang-Dian Power Grid and to Shekou. Earnings from these China sales have totalled HK$5 billion since 1992. The additional revenue has offset costs for our Hong Kong customers because 80% of those earnings are allocated to their benefit. The volume of such sales has varied significantly from year to year (see details in the Ten-year Summary on page 146 of this Annual Report).

I cannot predict how much longer sales to the Mainland will continue at the recent high volumes – this will depend on a number of circumstances beyond CLP's control, such as electricity demand growth in Guangdong, the introduction of new generating capacity and increased availability of power transmitted from the western provinces and the Three Gorges hydro-electric scheme. It would be unwise for us, in our business and tariff planning, to rely heavily on assumptions regarding continued China sales, in any event, for any period beyond, say 2005/06. On-going effective tariff management will be driven first and foremost by constant efforts to improve efficiency and control cost here in Hong Kong and to pass the benefits of these efforts through to customers.

PW: What is CLP's future plan on the fuel mix in operation to ensure environmental improvement? The current vogue is to use gas as that is the cleanest. However, that may not last forever, and there is a lot of coal around. Should there be money spent on developing a really clean coal technology?



Mr. Peter Wong,
Chairman of Hong Kong Advisory Council on the Environment (1996-2002) (PW)

AB: In Hong Kong, we operate with a diversified fuel mix. We maintain a capacity mix of one-third nuclear, one-third gas and one-third coal. We intend to continue the diversity of our fuel portfolio, which supports supply reliability by avoiding over-reliance on a single fuel source and cushions our customers against unexpected price rises in any given fuel. The merits of this approach were indicated, for example, during the latter half of 2003 when a demand/supply imbalance for coal drove delivered prices to more than double their level of a year ago.

Viewed over the longer term, coal resources are plentiful and we envisage that it will continue to play an important role for the foreseeable future in electricity generation not only in Hong Kong, but elsewhere in the region, most notably, the Mainland and Australia. The major operational challenge lies, as you imply, in managing the environmental implications of burning coal.

There are two aspects to this:

- the emission of sulphur dioxide, nitrogen oxide and particulates – the combination of improved operating procedures, technical enhancement and careful coal selection has made it possible significantly to reduce the quantity of these emissions and thereby improve local air quality.

- the emission of carbon dioxide (or greenhouse gases) which is relevant to the wider issue of global warming – at present, there is no widely available and tested technology which produces a meaningful reduction in CO_2 emissions at anything approaching a reasonable economic cost. However, increasing concerns about global warming, coupled with an awareness that coal-fired generation will be here for the long term, is driving research forward in areas such as carbon sequestration. CLP has a good record in adopting new technology, such as in the introduction of the first combined-cycle gas turbines in Hong Kong. We are closely monitoring the progress of these developments. We will be keen to pursue CO_2 reduction technology when it becomes technically feasible and economically justifiable to do so.



PW: Why doesn't CLP have desulphurisation units in the current plants?

AB: The more modern coal-fired power stations in which CLP has invested, such as those at Ho-Ping (Taiwan), Anshun II (Guizhou province) and BLCP (Thailand) do have, or on commissioning will have, flue gas desulphurisation (FGD). Our older facilities, such as the plant at Castle Peak Power Station in Hong Kong, which was commissioned between 1982 and 1990, do not yet have FGD. Nevertheless, we actively manage our sulphur dioxide emissions from this plant, and have achieved significant improvement in our total sulphur dioxide emissions in Hong Kong through efficiency enhancement, coal quality control, and fuel diversification.

Given the advances in FGD technologies, and the continuing importance of coal as an energy resource, we have been giving serious consideration to retrofitting Castle Peak with FGD and thereby further lowering its emission of sulphur dioxide. Although a substantial capital investment would be required by Castle Peak's shareholders, our view is that introducing FGD would be technically, environmentally and operationally feasible. This is an issue which has already been raised by CLP with the Hong Kong Government. I look forward to progress on establishing the parameters for such a project, including the projected improved emissions targets and clarity on the future electricity regulatory regime in Hong Kong, which will be necessary to permit us to move ahead with this over the next few years.

Non-executive Directors



The Hon. Michael D. Kadoorie

GBS, aged 62, Chairman, N, "Ex-officio" Member of F&G, H, P and RA (Appointed on 19 January 1967 △)

Mr. Kadoorie is an Officier de la Légion d'Honneur and Commandeur de l'Ordre de Léopold II. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd., as well as CLP Research Institute and holds a number of directorships in other companies. He is a member of the Council of the University of Hong Kong. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay.



W. E. Mocatta

FCA, aged 50, Vice Chairman, F&G, H, P, RA (Appointed on 16 January 1993 △)

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of CLP Power Hong Kong, CLP TeleCom and CLP Property. He is a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.



J. S. Dickson Leach

MBA, FCA, aged 58, Vice Chairman, F&G, H, RA (Appointed on 15 December 1978 △)

Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Chairman of CLP Power Asia. He is also Chairman of Tai Ping Carpets International Ltd. and Sir Elly Kadoorie & Sons Ltd. He is a Director of The Hongkong & Shanghai Hotels, Ltd. and other companies in Hong Kong.



R. J. McAulay

MA, CA, aged 68 (Appointed on 1 January 1968 △)

Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of the Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and The Hongkong and Shanghai Hotels, Ltd. He is also a trustee or council member of a number of commercial, artistic or charitable organisations, in Hong Kong and elsewhere.



J. A. H. Leigh

aged 50 (Appointed on 10 February 1997 △)

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the U.K. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas.



R. Bischof

aged 62, P (Appointed on 5 September 1997 △)

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996.



I. D. Boyce

FCA, aged 59 (Appointed on 19 November 1999)

A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong; and nine years with Schroders Asia, also in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd. as a Director in 1999. Mr. Boyce is also a Director of The Hongkong and Shanghai Hotels, Ltd. and Tai Ping Carpets International Ltd.



P. C. Tan

BSc, MBA, aged 56, H, RA (Appointed on 1 January 2003)

Mr. Tan is the Chairman of ExxonMobil China Investment Co., Ltd. and ExxonMobil Hong Kong Ltd. with oversight responsibility for ExxonMobil's businesses in the Chinese mainland and Hong Kong. Mr. Tan graduated from the University of Singapore with a Bachelor of Science (Applied Chemistry) and an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. Mr. Tan is a member of the Board of Governors of the American Chamber of Commerce in Hong Kong.

A	Audit Committee
F&G	Finance & General Committee
H	Human Resources & Remuneration Committee
N	Nomination Committee
P	Provident & Retirement Fund Committee
RA	Regulatory Affairs Committee
△	The date given is that of appointment to the Board of China Light & Power Co., Ltd., the holding company of the CLP Group prior to the Group Reorganisation in 1998. All of these Directors were appointed to the Board of CLP Holdings Ltd. on 31 October 1997.

Details about Directors and Senior Management are also available on our website at www.clpgroup.com.

Group Managing Director



Andrew Brandler

MA, MBA, ACA, aged 47, F&G, RA (Appointed on 6 May 2000)

Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Independent Non-executive Directors



The Hon. Sir S. Y. Chung

GBM, GBE, PhD, FREng., JP, aged 86, A, H, N, RA (Appointed on 23 March 1967 △)

Sir S. Y. is the Chairman and an Independent Non-executive Director of The Kowloon Motor Bus Holdings Ltd. as well as a Director of other companies in Hong Kong. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of HKSAR Executive Council (1997-99). He was deeply involved in the Sino-British negotiations on Hong Kong's future (1982-85) and the establishment of the HKSAR (1993-97).



William K. Fung

OBE, DBA, MBA, BSE, JP, aged 55, N (Appointed on 26 August 1994 △)

Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business, and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Convenience Retail Asia Ltd., HSBC Holdings plc, chinadotcom corporation and VTech Holdings Ltd.



V. F. Moore

BBS,FCA,FHKSA, aged 57, A, F&G, H, RA (Appointed on 7 March 1997 △)

Mr. Moore is Deputy Managing Director of CITIC Pacific Ltd. and Executive Director of China International Trust & Investment Corporation Hong Kong (Holdings) Ltd. He is a Non-executive Director of Cathay Pacific Airways; the Chairman of the New Hong Kong Tunnel Company, Western Harbour Tunnel Company, Hong Kong Tunnels and Highways Management Company, a Director of Eastern Harbour Crossing Company and Deputy Chairman of CITIC Capital Markets Holdings Ltd.



Hansen C. H. Loh

aged 66, A, RA (Appointed on 5 May 2000)

Mr. Loh is the Chairman of Farrington American Express Travel Services Ltd. He is also the Managing Director of Wyler Textiles Ltd. and a Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee.



Paul M. L. Kan

MBA, aged 57, A (Appointed on 7 September 2001)

Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, and various professional qualifications with a number of computing and engineering societies and institutes in the U.K. and U.S.A. He is the founder and the Chairman of Champion Technology Holdings Ltd. and Kantone Holdings Ltd. He is also the Chairman of DIGITALHONGKONG.COM.

Executive Directors



Peter P. W. Tse

BSc(Eng.), MSc, FCA, FHKSA, aged 52, F&G, P, RA (Appointed on 17 February 2000)

Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong, and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Chief Financial Officer of the Group. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.



Peter W. Greenwood

MA, FCS, FCIS, aged 47 (Appointed on 7 September 2001)

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Corporate Counsel and Company Secretary of the Group. Before joining the CLP Group in 1995, he was a solicitor with leading corporate law firms in the U.K., Hong Kong and France.



Y. B. Lee

BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE, aged 57, RA (Appointed on 4 August 2003)

Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. Dr. Lee is the Group Director for Planning and Development. He is responsible for the strategy, planning and development of the Group. He first joined the CLP Group in 1976 and has taught at the University of New South Wales, Australia.

Senior Management



Betty Yuen

B. Comm., CA (Canada), aged 46, RA, Managing Director, CLP Power Hong Kong

Mrs. Yuen has overall responsibility for CLP Power Hong Kong. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director – Finance and Development before taking up the position in CLP Power Hong Kong as Director – Finance and Planning in 1999.
Mrs. Yuen assumed her current position in April 2002.



Richard McIndoe

MA, MBA, aged 39, Managing Director, CLP Power Asia

Mr. McIndoe joined the CLP Group as Managing Director, CLP Power International in November 2002 and assumed his current position in July 2003 when the electricity businesses in the Chinese mainland and Asia-Pacific were integrated. He is responsible for the development and operations of the Group's electricity business outside Hong Kong. He has extensive background in business development and commercial asset management in the regional electricity industry. He worked for InterGen from 1998 to 2002, becoming Managing Director, China. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.



269,971

visits to the Corporate Governance section on our website in 2003

CLP has long considered that corporate governance is, above all, a question of culture – a conscious decision to do the right thing as a company.

Our cultural imperative stems from:

- a clear and long-standing decision by the Board and Management to adopt and promote good ethical behaviour;
- the obligations that come from being a public utility with responsibilities to the communities we serve and the public scrutiny that this involves; and
- an awareness that the long-term interests of the Company are best served by maintaining a strong commitment to honest and open business practices.

Making good this cultural commitment requires CLP to:

- conduct our businesses in an honest and responsible manner;
- establish and implement the mechanisms necessary to measure and enforce compliance with ethical standards; and
- recognise that corporate governance is not just a question of technical and regulatory compliance, but involves management of the key relationships between the Company and stakeholders interested in the proper conduct of the Company's affairs.

CLP's overarching cultural and ethical standards are expressed in "From Vision to Reality" – a value framework which sets out our vision, mission, strategy, values and policies. The framework also includes our commitments to key stakeholders such as employees, customers, communities, shareholders and business partners. It is published on our website so that stakeholders are aware of the standards which they can expect from CLP and can let us know whether these standards, and the manner in which CLP conducts itself in practice, meet their expectations. The value framework is a major influence on CLP's internal and external communications, including this Annual Report and our Social and Environmental Report.


Vision
What do we want to be?
Mission
What benefits will we bring to our stakeholders?
Strategy
How will we achieve this?
Values
What guides the pursuit of our strategy?
Commitments
What must we do to uphold our values?
Policies and Codes
What must we do to meet our commitments?

CLP Ambassadors helping our shareholders at the 2003 AGM



In this section of the Annual Report, we focus on the roles of the key players within the following corporate governance framework.



Shareholders
Other Stakeholders
(customers, community, business partners, etc.)
Management and Staff
Internal Auditors
External Auditors
Board and Board Committees

Shareholders

The Board and Senior Management recognise their responsibility to represent the interests of all shareholders and to maximise shareholder value. The "CLP and our Shareholders" section of this Annual Report details our policies and actions in this respect.

The Company is incorporated in Hong Kong. We believe that it is appropriate to have chosen to be subject to the company law of the jurisdiction in which our business is based, where our shares are listed and where the vast majority of our shareholders are resident.

CLP uses a number of formal channels to account to shareholders for the performance and operations of the Company, particularly our annual and interim reports and quarterly statements. In addition, the Annual General Meeting (AGM) provides an opportunity for communication between the Board and the Company's shareholders. The Company regards the AGM as an important event in the corporate year and all Directors and Senior Management make a special effort to attend. The Chairmen of the Audit Committee and Human Resources & Remuneration Committee will usually attend the AGM and answer questions.

It is our policy to involve shareholders in the Company's affairs and to communicate with them face-to-face at the AGM and during visits to CLP about our activities and prospects. Shareholders are able to vote, by way of separate resolutions, on each substantive issue at the AGM. Voting results are made available at the meeting and on the CLP website. In addition, the Corporate Secretarial Department and Investor Relations Department respond to letters and telephone enquiries from shareholders / investors throughout the year. Shareholders can also contact CLP through our shareholders' hotline (852-2678 8228) and e-mail (cosec@clp.com.hk).

Shareholders' Relationship with the Board and External Auditors


Shareholders
Appoint external auditors and fix their remuneration
Exercise shareholders' rights to monitor the performance of the Group
External Auditors
Give an independent opinion on the Group's accounts
Board and Board Committees
Promote the interests of shareholders and account to them
Work on financial statements and directors' report for presentation to shareholders' meeting

The Board

The Board is accountable to the shareholders for leading the CLP Group in a responsible and effective manner. The Directors are aware of their collective and individual responsibilities to the shareholders for the manner in which the affairs of the Company are managed and operated. Each Director must act in good faith in the best interests of the Company. The Board establishes the strategic direction of the CLP Group, sets objectives for Management and monitors its performance. The Board also oversees the management of CLP's relationships with representatives of governments, customers, the community, interest groups and others who have a significant interest in the responsible conduct of the Group's business.

The Board has established written procedures to determine which issues require a decision of the full Board and which can be delegated to Board Committees or Management. Matters reserved to the full Board for decision include any matters involving a conflict of interest for a substantial shareholder or a Director, material acquisitions and disposals of assets, significant investments including large capital projects, delegation of authority, treasury and risk management policies and key human resources issues.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at board meetings and withdraw from the meetings as appropriate. The Company follows a set of guidelines (available at the "Corporate Governance" section of our website) at each financial reporting period to seek confirmation from Directors in respect of any transactions of the Company or its subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in the Notes to the Accounts of the Annual Report.

The Board has 17 directors, whose details are given on pages 12 and 13 of this Annual Report. All Directors (with the exception of the Group Managing Director and three Executive Directors) are non-executive and independent of Management, thereby promoting critical review and control of the management process. The Board includes five influential and active independent Non-executive Directors to whom shareholder concerns can be conveyed. This helps ensure that the Board takes into account the interests of all shareholders. The non-executive members of the Board bring a wide range of business and financial experience to the Board, which contributes to the effective direction of the Group.

The posts of Chairman and the Group Managing Director are separate. There is a clear distinction between the Chairman's responsibility for managing the operations of the Board and the Group Managing Director's responsibility for running the Company's business.

The full Board meets in person at least once every three months and on other occasions when a board decision is required on major issues. To illustrate the attention given by our Board to the oversight of CLP's affairs, we set out in this section the details of Directors' attendance at Board and Board Committee meetings, duration of those meetings and volume of papers reviewed by Directors during 2003.

CLP has adopted practices which meet and, in many instances, exceed the provisions of the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (Listing

Rules). In addition, CLP has its own Code for Securities Transactions by Directors pursuant to the Securities and Futures Ordinance and the Stock Exchange's Model Code for Securities Transactions in Appendix 10 of the Listing Rules. This Code also applies to other "Specified Individuals", such as members of the Group's senior management.

The appointment of new directors is a matter for consideration by the Nomination Committee and decision by the full Board. All Directors are subject to election by shareholders at the AGM in their first year of appointment. New Directors are expected to have such expertise to qualify them to make a positive contribution to the performance by the Board of its duties and to give sufficient time and attention to the affairs of CLP Holdings. On appointment, the Directors are briefed on the role of the Board and Board Committees, their legal and other duties and obligations as a director of a listed company, as well as CLP's corporate governance principles and practices. Throughout their period in office, the Directors are continually updated on CLP's business, the competitive and regulatory environments in which it operates, corporate social responsibility matters and other changes affecting CLP's activities. All Directors have unrestricted access to the advice and services of the Corporate Secretarial Department regarding any matter, including the application and implementation of the principles on corporate governance.

One-third of the Non-executive Directors retire by rotation and submit themselves for re-election by shareholders at each AGM. A proposal to modify the Company's Articles of Association so that Executive Directors will be treated similarly to Non-executive Directors with respect to their periodic retirement and re-election will be put to shareholders for approval at the AGM in 2004.

The Company Secretary is responsible to the Board for ensuring that Board procedures are followed and applicable laws and regulations are complied with. These include obligations on Directors relating to disclosure of interests in securities, disclosure of any conflict of interest in a transaction involving the CLP Group, prohibitions on dealing in securities and restrictions on disclosure of price-sensitive information.

Board Committees

The Board has appointed a number of Board Committees to oversee particular aspects of the Company's affairs. Management and third parties are co-opted to the Committees as required. Full terms of reference of these Committees are set out on our website.

Audit Committee

The Audit Committee was established in 1981. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The terms of reference of the Committee are aligned with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Society of Accountants. The Audit Committee's main duties include those to:

- review the completeness, accuracy and fairness of half-yearly and annual financial statements;
- retain, dismiss and replace the Group's external auditors, subject to endorsement by the Board and final approval and authorisation by the shareholders of the Company in General Meeting;
- pre-approve all audit and permissible non-audit services to be performed by the Group's external auditors and the associated fees;
- review the work of the Group's external auditors and the relevant fees and terms;
- review results of audits performed by the Group's external auditors and appropriate action required on significant control weaknesses;
- meet with the Group's external auditors, whenever they consider it necessary;
- conduct annual audit planning reviews with the Group Internal Auditor;
- ensure co-ordination between the Group's external auditors and Group Internal Auditor is adequate; and
- review the system of internal controls in use by the Company.

Directors	Meetings Attended/Held						
	Board	Audit Committee	Nomination Committee	Finance & General Committee	Human Resources & Remuneration Committee	Regulatory Affairs Committee	Provident & Retirement Fund Committee
Non-executive Directors							
The Hon. Michael D. Kadoorie	3/5		1/1				
Mr. W. E. Mocatta	5/5			5/5	1/1	2/2	3/3
Mr. J. S. Dickson Leach	5/5			4/5	1/1	1/2	
Mr. R. J. McAulay	2/5						
Mr. J. A. H. Leigh	4/5						
Mr. R. Bischof	5/5						3/3
Mr. I. D. Boyce	5/5						
Mr. P. C. Tan	4/5				1/1	1/2	
Independent Non-executive Directors							
The Hon. Sir S. Y. Chung	4/5	3/3	1/1		1/1	2/2	
Dr. William K. Fung	2/5		1/1				
Mr. V. F. Moore	5/5	3/3		4/5	1/1	2/2	
Mr. Hansen C. H. Loh	5/5	3/3				2/2	
Mr. Paul M. L. Kan	5/5	3/3					
Executive Directors							
Mr. Andrew Brandler	5/5			5/5		2/2	
Mr. Peter P. W. Tse	5/5			5/5		1/2	3/3
Mr. Peter W. Greenwood	5/5						
Dr. Y. B. Lee (appointed on 4 August 2003)	3/3					2/2	

The Audit Committee meets three times each year. Special meetings may be called at the discretion of the Chairman or the request of the Group Managing Director or Group Internal Auditor to review significant control or financial issues. The Audit Committee Chairman gives an annual report to the Board covering the Committee's activities for the year and highlighting any significant issues.

Finance and General Committee

The Finance and General Committee meets as and when required to review the financial operations of the Company. Such reviews include group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions of, or investments in, companies, businesses or projects, and their funding requirements.

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee meets as and when required to consider and review human resources policies, particularly those governing the terms and conditions of service of Group employees, remuneration (including that of Executive Directors and Senior Management), retirement benefits and management development and succession plans. In line with good practice in such matters, there are no Executive Directors on this Committee.

Nomination Committee

The Nomination Committee was established in 2003 to enhance transparency in the nomination of new directors by taking on the responsibility of recommending nominees for appointment to the Board. The Nomination Committee comprises the Chairman of the Board and two Independent Non-executive Directors. The Nomination Committee reviews the structure, size and composition of the Board and makes recommendations to the Board with particular regard to ensuring a substantial majority of the directors on the Board are independent of management. It also identifies and nominates qualified individuals, subject to the approval of the Board, to be additional Directors or fill Board vacancies as and when they arise.

Provident & Retirement Fund Committee

The Provident & Retirement Fund Committee advises the Trustees on investment policy for the Group's retirement funds. The Committee meets regularly to review the position of the funds, to monitor the performance of the investment managers, and to consider and make recommendations to the Trustees on the appointment and removal of investment managers.

Regulatory Affairs Committee

The Regulatory Affairs Committee meets as and when required to review and advise upon matters in respect of the present or future regulation of CLP's Hong Kong electricity business.



Workload of Board and Board Committees
pages
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
hours
35
30
25
20
15
10
5
01 02 03
Volume of Agenda Items
Volume of Circulars
Total Duration of Meetings

Management and Staff

The task of CLP's management and staff is the successful implementation of the strategy and direction as determined by the Board. In doing so, they must apply business principles and ethics which are consistent with those expected by the Board and CLP's stakeholders.

CLP Value Framework

The value framework includes a formal Code of Conduct which places all employees and directors under specific obligations as to the ethics and principles by which our business is conducted. All staff receive training on the Code and its implications. Employees above a designated level are required to sign annual statements confirming compliance with the Code. During 2003, there were nine breaches of the Code. Disciplinary measures are decided by the relevant line management and reviewed by a Code of Conduct Committee comprising the Chief Financial Officer, Company Secretary and Group Human Resources Director in order to ensure consistency and fairness. Sanctions applied in 2003 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group's financial statements or overall operations. No waivers of any of the requirements of the Code of Conduct were granted to any senior manager or, for that matter, any other employee.

To help ensure employees' awareness of CLP's value framework and to promote its application throughout the CLP Group, over 60 face-to-face briefing sessions were conducted and booklets were distributed to all staff. The framework is available on the Company's Intranet "My Workplace" for easy reference. Employees who have any suggestions or questions relating to the implementation of the value framework, are welcome to discuss these with their manager or Human Resources colleagues.

Internal Control

Internal control systems have been designed to allow the Board to monitor the Group's overall financial position, to protect its assets and to assure against material financial misstatement or loss. The Directors are responsible for these systems, and authorisations and guidelines are in place.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are obliged to maintain the effectiveness of the disclosure controls and due diligence procedures, and to report any significant changes, deficiencies and material weaknesses in, and fraud related to, internal controls to the Audit Committee and the Group's external auditors.

The CEO and CFO submit an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across the CLP Group, which certify compliance with the internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

Control awareness workshops were also held as a refresher for CLP employees on the importance and rationale of the Company's control systems.

Internal Audit

The Group Internal Audit Department plays a major role in monitoring the internal governance of the Group. Key tasks of the Department include:

- unrestricted access to and review of all aspects of the CLP Group's activities and internal controls;
- comprehensive audits of the practices, procedures and internal controls of all business and support units and subsidiaries on a regular basis;
- liaison with External Auditors on the quality and effectiveness of internal controls, systems and procedures;
- investigation of business ethics, conflicts of interest and other Company policy violations;
- special reviews of areas of concern identified by Management;
- liaison with the Independent Commission Against Corruption in Hong Kong, particularly with a view to incorporating preventive measures and reducing potential malpractice; and
- maintenance of the Code of Conduct on an evergreen basis and assuring that effective training is periodically conducted.

Internal Auditors' Relationships with External Auditors, the Board and Management and Staff


Audit all aspects of the Group's activities and internal controls and report on abnormalities and non-compliance
External Auditors
Establish the scope and the direction of internal and external auditing and oversee implementation of adequate internal controls
Board and Board Committees
Liaison on quality of internal systems and controls
Internal Auditors
Management and Staff
Implement internal control systems and practices and report on progress and deviation
Manage risks through internal control

The Group Internal Auditor reports directly to the Group Managing Director and has direct access to the Board through the Chairman of the Audit Committee. The Group Internal Auditor has the right to consult the Committee without reference to Management.

During the past financial year, the Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of computer operations, as well as areas of concern identified by Management.

The annual audit plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management until appropriate corrective measures have been implemented.

External Auditors

In order to maintain the independence of the Group's external auditors, the external auditors will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to CLP from that work being undertaken by the external auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, PricewaterhouseCoopers, our external auditors, provided the following non-audit services to the Group:

	2003 HK$M	2002 HK$M
Due diligence and accounting advisory services relating to business developments	2	2
Taxation services	1	1
Other advisory services	1	–

Other Stakeholders

Good governance requires due regard to the impact of business decisions (including their environmental impact) not only on shareholders, but also on other key stakeholders. Details of our underlying practices and principles are explained in the "Responsibilities to Stakeholders" section of this Annual Report.

Open Communication

CLP has a policy of open communication and fair disclosure. Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders with the information necessary for them to form their own judgment and to provide feedback to us. However, we understand that more disclosure does not necessarily result in increased transparency. The integrity of the information provided is essential for building market confidence.

Financial Reporting

CLP aims to present a clear and balanced assessment of its financial position and prospects. The Directors ensure that accounts are prepared so as to give a true and fair view of the financial status of the Group. Financial results are announced as early as possible, and audited accounts are published within three months after the end of the financial year. Quarterly statements are issued to keep shareholders informed of the performance and operations of the Group.

Social and Environmental Reporting

In February 2003, we published the CLP Group's Social and Environmental Report 2002. This gave a detailed description of our social and environmental performance on a group-wide basis for the years 2000 and 2001. Our Social and Environmental Report 2003, published at the same time as this Annual Report, will report on our activities in these areas during 2002 and 2003. As from next year, our social and environmental disclosure will be on an annual basis for each preceding year. We are determined that these reports should disclose our achievements and shortcomings in managing the social and environmental aspects of our business in a comprehensive, honest and accessible way. We shall continue to engage our stakeholders openly and report honestly on our progress in those areas. We welcome feedback from our stakeholders, constructive or critical.

Reporting via Internet

The CLP website provides our shareholders and other stakeholders with information on the Company's corporate governance structure, policies and systems. The "Corporate Governance" section of our website includes:

- "Corporate Governance – CLP Principles & Practices" (regularly updated);
- CLP Value Framework including Code of Conduct;
- CLP Fair Disclosure Policy;
- Policy and Guidelines on the Provision of Gifts and Entertainment;
- General Representation Letter;
- Guidelines on Disclosure of Related Party Transaction of the CLP Group;
- Memorandum and Articles of Association of CLP Holdings;
- Biographical data on Directors and Senior Management;
- Directors' interests in CLP securities;
- Terms of reference of Board Committees;
- Frequency and length of Board and Board Committee meetings, volume of briefing papers considered and Members' attendance;
- Annual General Meeting proceedings;
- Top 10 shareholders of CLP Holdings;
- Analysts' briefings; and
- Frequently asked questions (regularly updated).

Corporate Governance – an Evolving Process

We monitor how corporate governance evolves and review our principles and practices in light of experience, regulatory requirements and international developments. In recent years, we have increased our disclosure in areas of growing shareholder interest, such as auditors' independence, directors' remuneration and off-balance sheet liabilities. The updated version of "Corporate Governance – CLP Principles & Practices" was published and issued to all Directors and shareholders in August 2003.

We are not able to measure the extent to which corporate governance directly creates shareholder value. However, we have no doubt that a commitment to good corporate governance helps sustain the support of the stakeholders on whose goodwill we rely for our long-term survival and prosperity.



CLP's success depends upon the delivery of social, economic and environmental value to all our stakeholders and the effective management of our relationships with them.





CLP and...






加強聯繫 同步向前
歡迎中電股東到訪
in Touch

over

1,100

shareholders are visiting our electricity facilities in Hong Kong

Shareholders at Black Point Power Station

Our responsibility to enhance shareholder value gives rise to commitments to:

- maintain long-term stability and growth in return on investment, and improve our competitiveness;
- preserve and enhance the integrity of our physical assets and infrastructure;
- responsibly plan, build, operate, maintain and decommission our facilities and equipment;
- responsibly manage our investment and business risks; and
- disclose the financial position and operating performance of the Company in a true, fair and complete manner.

Our Annual Report describes our performance in meeting these commitments. This section explains our progress in creating value for our shareholders in the past decade and during 2003.

Capital Structure and Shareholder Base

The market capitalisation of CLP Holdings at 31 December 2003 was HK$89 billion. By capitalisation, CLP was in the top 20 largest companies out of the 852 issuers listed on the Main Board of the Hong Kong Stock Exchange (HKEX). The Company's stock is a constituent of the Hang Seng Index (HSI) – the index for Hong Kong's leading listed companies, representing 2.31% by weighting of that Index. CLP is also part of the Hang Seng Utilities Index (HSUI), along with Hongkong Electric Holdings and Hong Kong and China Gas.

As at 31 December 2003, CLP had 2,408,245,900 shares in issue, each with a par value of HK$5.00. At that date, the Company had 22,107 registered shareholders. As ownership of CLP shares can be through nominees, investment funds and the Central Clearing and Settlement System of Hong Kong, the actual number of investors in CLP shares is likely to be considerably greater. The following table shows the distribution of share ownership by categories and by geographical distribution. Information on the 10 largest registered shareholders in the Company is set out on our website.

Shareholding

By Category	
Institutional Investors	42.95%
Retail Investors	22.21%
Interests Associated with the Kadoorie Family	34.84%
By Geographical Distribution	
Local	99.7%
Overseas	0.3%

CLP has maintained a prudent debt to total capital ratio. As at 31 December 2003, shareholders' funds represented 68% of CLP's total capital. Based on the CLP Group's strong cash flow and healthy interest coverage, the Group has earned high long-term credit ratings and can access the international capital markets as required. Details of these matters are explained on page 66 of this Annual Report.

Listed companies in Hong Kong may raise capital by placing shares of up to 20% of their issued capital under a general mandate as allowed by the Listing Rules. There has been market concern that renewed refreshments of the 20% general mandate and issues of shares at a discount may lead to material and unfair dilution of minority interests. The Company acknowledges such concern. We would use the mandate sparingly and with consideration for the interests of all our shareholders. We ask shareholders to limit the aggregate nominal value of share capital allotted or to be allotted by the Directors of the Company under a general mandate to 10% (rather than 20%) of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolution passed by shareholders. The mandate was most recently exercised in 1997.

Share Performance

CLP's shares have been trading in a relatively narrow range for the past decade. In the same period, the performance of the HSI was more volatile.

In 2003, CLP's share price rose by 17.8%, whereas the HSI rose by 34.9%, following a strong rise in the market in the second half of the year.

In 2003, 790 million CLP shares were traded on the HKEX at a value of HK$26.5 billion. CLP shares accounted for 1.04% of the total trading volume of HKEX of HK$2,546 billion for the year. The average price/earnings (P/E) ratio was 11.5 (five-year average: 11.5). The highest trading price for CLP shares was HK$37.80 on 28 November and the lowest was HK$31.20 on 9 January. (Source: Bloomberg)

CLP Holdings Share Performance vs HSI (2003)


%
40
35
30
25
20
15
10
5
0
-5
-10
CLP Holdings
Hang Seng Index
1/1/03
31/3/03
30/6/03
30/9/03
31/12/03

Source: Bloomberg

Dividends

The Company's dividend policy is to provide consistent increases in ordinary dividends, linked to the underlying earnings performance of the business. Since 1994, CLP's ordinary dividend payouts have been between 54% and 63% of total operating earnings. Earnings from the property development at Hok Un have been the subject of special dividends, ranging from 54% to 100% of such earnings in each financial year in which they have arisen. To date, 91% of all Hok Un profits have been passed on to shareholders through special dividends.

In respect of 2003, in line with our dividend policy, the Board has recommended a final dividend of HK$0.65 per share and a special final dividend of HK$0.10 per share. Together with the three interim dividends paid during the year, the total dividend amounts to HK$1.98 per share. The Board expects that three interim dividends will be payable in 2004.

Earnings and Dividends (1994-2003)


HK$M
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
94 95 96 97 98 99 00 01 02 03
Property Profits (net of impairment losses)
Total Operating Earnings
Total Dividends

Share Repurchases

The Company has undertaken share repurchases to optimise our capital structure and enhance earnings per share, as and when appropriate, having regard to:

- the Company's cash position and distributable reserves;
- alternative uses of funds including, for example, dividends or allocation to new investments; and
- the Company's share price.

Since 1998, CLP has effected on-market share repurchases of 129,044,000 shares. A total of HK$3,952 million has been applied to share repurchases. All the repurchased shares were delisted and cancelled pursuant to the Companies Ordinance and the Listing Rules. Details of the share repurchases made by the Company, including date, price and total consideration are set out on our website.

In our notice for the 2003 AGM, we drew shareholders' attention to the fact that, should the Company repurchase about a further 11 million shares (representing 0.46% of our issued share capital), the shareholdings in CLP of the parties associated with the Kadoorie Family would thereby exceed 35%, the threshold at which they would be obliged to make a mandatory general offer for the remaining shares of the Company.

In October 2003, CLP formally applied to the Securities and Futures Commission (SFC) for a ruling that the Takeovers and Mergers Code does not preclude a whitewash waiver application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We did so on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of the Company and all its shareholders that the Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases.

In our submission to the SFC, CLP expressed its concern that the repurchase of shares during or shortly after the disposal by the Kadoorie Family would be confusing to the market and may create an impression of lack of confidence by a major shareholder. It may also create a possible perception of market manipulation and give rise to risks of connected transactions, in the form of inadvertent repurchases of shares from parties associated with the Kadoorie Family.

Following an unfavourable ruling from the SFC, we appealed to the Takeovers and Mergers Panel. We submitted to the Panel that a whitewash waiver was permissible under the Takeovers and Mergers Code, was in the interests of the Company and its shareholders, and was in line with accepted practice in countries against which Hong Kong might benchmark itself such as Australia, the U.K. and Singapore.

In December 2003, the Panel applied the Code so as to turn down CLP's appeal, without commenting on the particular merits of the application. Extracts from our submissions to the SFC and the Panel's decision are available on our website. Although we were disappointed by the Panel's decision, we accept the outcome and will manage the consequences as best as we can. We will consider other means which will enable share repurchases to be effected, whilst recognising that share repurchases are but one means by which shareholders' value can be enhanced.

Total Returns

Total returns for shareholders are measured by the combination of capital appreciation and dividend income over time. The following chart sets out CLP's performance in this respect in the past 10 years.

Total Returns – CLP Holdings vs HSI (1994–2003)
(Base: 31 December 1993 = 0%)



%
100
80
60
40
20
0
-20
-40
-60
-80
93 94 95 96 97 98 99 00 01 02 03
CLP Holdings
Hang Seng Index

Source: Bloomberg

Looking at the past three years, CLP slightly out-performed the HSUI, although for the most part, the respective performances were largely aligned (which might be expected given that CLP is the largest of the three stocks on the HSUI). During the three years to 31 December 2003, CLP significantly out-performed the HSI.

Total Returns – CLP Holdings vs HSI and HSUI (2001–2003)

(Base: 29 December 2000 = 0%)


%
40
30
20
10
0
-10
-20
-30
-40
00
01
02
03
CLP Holdings
Hang Seng Utilities Index
Hang Seng Index

Source: Bloomberg

The following table gives shareholders a practical explanation of the performance of a regular investment in CLP shares as compared with other investments. To do so, we have assumed that, in every year during periods of one, three and 10 years prior to 31 December 2003, an investor puts HK$1,000 into each of the investments. We then compare the total worth of the investments (including bonus shares and with dividends or interest reinvested) at the end of the respective periods.

Type of Investment	Total Investment Worth at 31 December 2003		
	1-Year Period HK$	3-Year Period HK$	10-Year Period HK$
CLP Shares	1,249	4,028	15,823
Hongkong Electric Shares	1,099	3,533	15,805
Hong Kong & China Gas Shares	1,216	4,066	20,002
HSI-Based Fund	1,411	3,531	–
HK$ 1-year Fixed Deposits	1,017	3,164	13,514

Adapted from Bloomberg/Reuters

Investor Relations

We communicate with our shareholders in an open, honest and prompt manner. Apart from formal corporate communications to shareholders, other information on the Company's corporate governance principles and practices as well as updates on the Group's affairs are available through our website.

To enable shareholders to have a better understanding of CLP's electricity business in Hong Kong, an invitation to visit Black Point and Castle Peak Power Stations and Taipo System Control Centre was sent to shareholders. Some 1,100 shareholders responded to our invitation. Over 30 tours have been organised between October 2003 and April 2004. These give Management an opportunity to meet shareholders and answer their questions on the Company's activities. Shareholder comments and queries, as well as the responses to the "Feedback Form" which accompanied last year's Annual Report, have been taken into account and addressed in this Annual Report.

In addition to participation in the shareholders' tours, Management took part in three investor conferences, three Hong Kong and international road-shows, and 126 investor company interviews. Analysts' briefings are arranged through the Investor Relations Department. The briefings on the Company's results announcement are live web-cast. Materials presented in other briefings are also put on our website so that they are widely available.

Other initiatives to promote investor relations include the shareholders' corner at annual general meetings and establishment of a shareholders' hotline and e-mail contact.

Valuable feedback regarding our efforts to promote transparency and foster investor relationships has been received from investors. We recognise the importance of continuous improvement in these areas. Comments and suggestions are welcome and can be addressed to the Company Secretary.



Our Chief Financial Officer explaining CLP's corporate governance booklet to shareholders



only 5.58 unplanned customer minutes lost in 2003

Emergency supply restoration drill

CLP started supplying electricity to the people of Kowloon on 2 April 1903. A century later, we have a total available generating capacity of 8,263MW and serve 2.1 million customers. On a typical working day, we lay about two km of distribution cable, install one substation, process around 700 account applications/amendments and 400 account terminations, and handle over 8,000 telephone enquiries.

In the Mainland and Asia Pacific, CLP is presently only involved in power generation. In Hong Kong, our activities also include the transmission and distribution of electricity to customers. In this section, we describe CLP's performance over the past year in providing our customers with an electricity supply which, building on a century of experience and service, continues to meet their needs and expectations.

Regulatory Regime

CLP's Hong Kong electricity business is regulated by a Scheme of Control (SoC) Agreement with the Hong Kong Government. The current SoC Agreement will come to an end in 2008. This regulatory regime has remained largely unchanged since 1964. The key elements of the SoC are:

- A cap on CLP's annual profits at an amount equal to 13.5% of average net fixed assets (15% for assets acquired by using shareholder funds) less some deductions – a "Net Return" (in 2003, CLP's Net Return was 12.87% on average net fixed assets of the Company);
- Tariff levels and capital investment are approved by the Government under Financial Reviews;
- CLP's financial and operating performance is reviewed by the Government in annual Auditing Reviews;
- In any year, if tariff revenues exceed the Permitted Return plus operating costs, the excess is transferred to a Development Fund. Balances in the Development Fund are used to finance fixed assets and to stabilise tariffs;
- CLP recognises its obligation to contribute to the development of Hong Kong by providing facilities to meet the future demand for electricity; and
- In return for recognising CLP and its shareholders' right to earn a reasonable return, the Government must be assured that service to the consuming public is adequate to meet demand, efficient and of high quality and is provided at the lowest reasonable cost.

Reliability

Blackout incidents in North America and Europe in 2003, which affected more than 100 million people and caused large-scale economic loss, highlighted the reliance of modern societies on a reliable electricity supply.

As the sole operator of a vertically integrated electricity business, which is not part of a larger integrated grid system, we have a particular responsibility to our customers to provide them with outstanding levels of supply reliability. This is all the more so given the extremely high population density in our supply area (meaning that individual equipment failures can affect thousands of people), the preponderance of high-rise buildings and a demanding climate in terms of heat and humidity.

The efforts we have made in discharging this responsibility have brought CLP's reliability standards to a level which is amongst the best when compared to the U.S., U.K., Australia and New Zealand.

Reliability Comparison (2001-2003)


CLP
Urban New Zealand
Urban U.K.
Urban Australia
Urban U.S.A.
0
100
200
Supply Interruption Duration (Average Minutes of Interruption per Customer per Year)
longer → shorter
2
1
0
more often → less often
Supply Interruption Frequency
(Average Number of Interruptions per Customer per Year)

Source: UMS Group (2001 – 2003)

Unplanned Customer Minutes Lost (CML) per year, which is a standard measure of supply reliability, has improved by 69% over the past five years. The performance of our network during the passage in 2003 of two strong typhoons, Imbudo and Dujuan, illustrated the improved robustness of our network. The unplanned CML caused by the combined effect of Imbudo and Dujuan was only one-tenth of that caused by typhoon Sam, which passed through Hong Kong in 1999 and was of similar force.

A typical customer in CLP's supply area would have had an average of 8.26 minutes of unplanned power interruption per year during the period from 2001 to 2003. The comparable figure for an average urban area in the U.S.A. would be more than 100 minutes per year.

Unplanned CML


Minutes
20
15
10
5
*
99 00 01 02 03

* Excluding CML due to Typhoon York

Reasonable and Affordable Tariffs

CLP's electricity tariffs have remained reasonable and affordable. Between 1983 and 2003, the average cost of electricity has decreased in real terms (that is, taking into account inflation and deflation) by 37%. Since 1982, our overall electricity tariff has been the lowest in Hong Kong. This will remain so in 2004, by an estimated margin of about 15%.

During 2003, we announced that tariffs would be frozen in 2004. There has now been no increase in tariff levels since 1998. We also announced two rebate packages for our customers, amounting to about HK$960 million. The first of these was a special one-off rebate package in May 2003 made possible through the Company's excellent performance in managing costs. The Company brought forward this rebate from the normal year-end cycle as the

CLP – a strong presence in Hong Kong





A briefing to one of our Local Customer Advisory Committees

economy recovered from the SARS outbreak. In December 2003, we announced a second rebate whereby customers will receive a rebate of 1.7 cents per unit based on their metered consumption in 2003. The combined effect of these rebates was that our customers enjoyed a 3.8% reduction in their average electricity tariff. Since 1998, we have announced six tariff rebates.

Because of variations in tariff structures and the limited public availability of information, it is difficult to make comparisons of industrial and commercial tariffs. However, as regards residential tariffs, CLP compares favourably amongst major world cities.

2002 Residential Electricity Price Comparison for Utilities in Major World Cities


(HK Cents/kWh)
140
120
100
80
60
40
20
Jakarta
Vancouver
Kuala Lumpur
Sydney
Shanghai
Wellington
Singapore
Shenzhen
Seoul
CLP (with rebate)
London
CLP
Paris
Lisbon
Manila
Rome
Brussels
Berlin
Tokyo
New York
Government-owned utility
Privately-owned utility
Assumption: 3,300 kWh annual consumption

Source: U.K. Electricity Association, Web Search and Survey

These tariff levels must also be judged by reference to supply reliability, since lower tariffs could be achieved at the expense of reliability. CLP's electricity service combines competitive pricing with high reliability. In addition, electric utilities in most Asian countries are government-owned, which may lead to significant public subsidy of tariffs. CLP's tariffs are not subsidised by the Hong Kong Government.

Our customers judge CLP's tariffs not only in absolute terms, but by affordability relative to their overall incomes and as part of their household budgets. CLP's average electricity price is more affordable than most Asian countries, after adjusting for the effects of currency fluctuation and differing living standards.

2002 Affordability of Electricity


Electricity Charge for 1,000 kWh/Per Capita GDP
5%
4%
3%
2%
1%
U.S.A
Australia
United Kingdom
Singapore
Japan
Hong Kong
Taiwan
South Korea
Malaysia
Thailand
Chinese Mainland
* 2001 data

Source: Web Search and Survey

In 1999/2000, the latest date for which information is available, electricity costs represented only 1.7% of average monthly household expenditure in Hong Kong of HK$21,797.

Productivity and Efficiency

CLP has worked hard to achieve high levels of productivity, improved efficiency and cost reductions. This has led to our excellent performance in tariff management in recent years.

Our workforce in the Hong Kong electricity business has decreased from 6,500 in 1993 to 3,915 as at the end of December 2003. During the same period, local electricity demand has increased by around 41%, meaning that productivity in terms of electricity output per employee has increased by 135% in the last 10 years.

In recent years, we have improved our efficiency through developments such as:

- an Enterprise Work Management System for effective management of the power network assets, as well as distribution and major transmission network projects;
- the use of energy management and distribution management systems to support the remote restoration of power supplies;
- an integrated protection control and supervision system, which allows us to monitor and control substations from a distance; and
- helicopter live-line insulator washing, which increases the security of our transmission network.

Customer Service

We have to understand our customers' needs and expectations in order to meet them. This means that listening to what our customers say is a major driver of our customer service. In addition to regular communication channels such as customer service centres and focus groups, we attach great importance to our community network – our Customer Consultative Group and 14 Local Customer Advisory Committees. Last year, 80 customer liaison groups were formed at public housing estates to further enhance this network.

For our major commercial industrial customers, a team of account managers provides a one-stop customised service and technical advice on energy solutions. In 2003, we provided energy audits to 60 corporate customers, helping them to achieve energy savings of between 2% and 10%. Technical seminars and workshops were held to enhance our customers' knowledge on power quality and other electricity related matters. Safety workshops were held to share experience with our major customers on best practice in safety, health, environmental and quality issues.

In addition to reliability, the quality of electricity supply is of growing importance in contributing to the future development of Hong Kong as a regional financial centre and base for high technology industries. Shortcomings in power quality can have adverse effects on modern sensitive high-tech equipment such as process computers. CLP's Power Quality Technology Centre, established in 2003, signifies our efforts to further improve the quality of supply. This facility helps CLP evaluate and demonstrate the latest power quality mitigation technologies and solutions for protecting our customers' equipment and facilities.

Key aspects of CLP services to our customers are covered by 15 specific and demanding performance pledges. These pledges and our performance in meeting them during 2003 are set out on our website.

For more than a century, our constant aim has been the provision of the best possible electricity services to our customers. Our performance in 2003 lived up to our tradition of excellence in customer service. We intend to improve that service in 2004.





Customers experiencing the advantages of "no-flame" cooking at CLP DeLight Club



Power station staff at GPEC

1 million

man-hours worked at GPEC without a lost time incident

CLP provides a safe, healthy and fulfilling work environment for our employees, with fair remuneration, fair management and opportunities for learning and professional development. This creates a workforce which is loyal, skilled and motivated to achieve excellence in performance.

In this section of the Annual Report, we describe some of CLP's policies and initiatives towards improving our "human capital".

Employee Safety

Safety is of utmost importance across the CLP Group. Our safety performance should not be measured by the effort that we and our employees put into promoting a safe work place – it can only be measured by the results actually achieved. 2003 saw a good performance in Hong Kong and in our subsidiaries in Australia and India.

CLP Safety Performance



DIIR
3.0
2.5
2.0
1.5
1.0
0.5
99
00
01
02
03
CLP Power
Yallourn Energy

Disabling Injury Incident Rate (DIIR) is calculated on the basis of disabling injuries resulting in more than one day off work per 200,000 employee hours.

Note: There were zero accidents at GPEC from 1999 to 2003.

Highlights of this performance include:

- CLP's accident rate in Hong Kong in 2003 was the lowest since statistics first became available in the early 1980s;
- At 31 December 2003, GPEC had completed more than 1 million man hours of operations, over a period of 1,974 days, without a lost time incident; and
- Yallourn Energy achieved a major improvement in safety with no lost time injuries since May 2003.

The joint ventures in which CLP participates, and where we aim to make a significant contribution to safety performance, also achieved good results, such as:

- 1,958 days of incident-free operation at Shiheng Power Station;
- Guangdong Daya Bay Nuclear Power Station was awarded first place in Industrial Safety and Radiation Protection in the Annual Reactor Safety Challenge competition for 2002 organised by sister plants in France; and
- All four power stations operated by CLP Guohua achieved substantially improved results in the annual National Occupational Safety Association (NOSA) five star audits (with three stations being awarded four stars and one, Shenmu, receiving a three star grading).

The nature of our business demands a collective and constant attention to safety from all of us, every day and in everything we do, if we are to achieve our goal of zero accidents. Our safety performance in Hong Kong was marred by two tragic accidents in February and March

2004. These led to the loss of life of an employee of a CLP contractor at Black Point Power Station and a CLP employee working on an overhead line tower near Tseung Kwan O. High-level CLP management teams have been established to investigate the causes of the accidents and we are co-operating fully with the relevant authorities. We will do all we can to apply the lessons learned and prevent these ever happening again.

Building our Human Capital

In Hong Kong, the CLP Group must possess the experience and skills required to ensure the quality and reliability of the electricity supply to our customers.

To safeguard these qualities over the longer term requires a balanced age profile, with an organisation which is steadily rejuvenated. 16% of our current workforce now has less than three years of service and, on average, our new recruits are ten years younger than those who leave. We continue to recruit engineering and technical trainees, in addition to the CLP executive programme which is designed to bring in to the Group young talented people as our future leaders in both technical and general management areas.

During 2003, we continued with a range of human resources initiatives intended to widen our talent pool and increase our leadership strength across the CLP Group. The future of our business relies on both:

- optimal leadership strength and a diversified pool of young talent; and
- the possession of skills and human resources to promote business excellence and meet evolving business needs.

CLP's Management Development and Succession Planning is a major component of our processes to identify and invest in future leaders. This programme includes early identification of high potential individuals, through structured processes and criteria. In 2003, about 80 potential leaders were identified within the scope of this programme. Their career development is closely reviewed by Senior Management, under the direction of the Group Managing Director. Internal successors have been identified for 77% of key management positions. Of such positions which became vacant in 2003, 67% were filled internally and in accordance with our planned succession arrangements.

We are determined that all our colleagues should have an opportunity to enhance and develop their professional skills. For example, the annual performance assessment of every member of staff in Hong Kong identifies their training and

Employee Profile

Total at Year End	4,705
Average Age	41.2
Average Years of Service	15.4 years
Qualifications	more than 45% with tertiary and above education

Turnover



%
11
10
9
8
7
6
5
4
*
99
00
01
02
03

* Due to departure scheme

By Category



31.2%
2%
22.8%
44%
Management / Senior Manager
Managerial / Professional Staff
General Staff
Industrial Staff

By Business



1.8%
4.3%
10.7%
83.2%
Electricity Business in Hong Kong
Electricity Business in the Chinese Mainland and Asia-Pacific Region
Electricity-Related Business
CLP Holdings

development needs, which are then systematically followed up. At Yallourn Energy, every employee has a personal development plan with career goals and training requirements, all of which are aligned with Yallourn Energy's business objectives.

In 2003, for the CLP Group as a whole, 40,066 man-days were allocated to staff training and development (2002 : 30,930 man-days). This is the equivalent of 8.5 training man-days per employee.

Enhanced Performance Culture

CLP fosters a performance oriented culture. Our "pay for performance" remuneration system consists of two components – base compensation and annual incentive. Base compensation is reviewed annually, taking into consideration the competitive market position, market practice and individual performance. Staff receive an annual incentive determined by the achievement of pre-set, individual, functional, corporate and CLP Group objectives. This has replaced the previous fixed bonus and allowances. Implementation of this incentive-based pay system started in 2001. By the end of 2003, 48% of CLP's workforce in Hong Kong were rewarded under this programme, which will be fully implemented during 2004.

Yallourn Energy has introduced performance-based remuneration for all employees based on progress against posted development plans. There were no losses due to industrial action in 2003. Through a Culture, Community and Image group, formed from a diverse group of employees and managers, Yallourn Energy has developed a "picture of future success" as a basis for its continuing efforts to achieve outstanding performance.

Shared Vision and Values

It is important that CLP's values are both clearly articulated and completely understood and accepted by our colleagues. Alignment around a common vision and values requires an atmosphere of respect, trust and mutual understanding. This must be promoted through open, two-way communication, and willingness to discuss issues and concerns raised at any level in the organisation. In 2003, this policy of on-going communication was implemented through a range of measures including our Joint Consultative Committee consisting of representatives from supporting staff and management, Intranet, management briefings, road-shows and team briefings.

To establish a shared vision and a common set of values for all of our employees, we rolled out the value framework amongst our colleagues elsewhere in the CLP Group. Our ethical standards, which are expressed in the Code of Conduct which forms part of the value framework, have already been applied at GPEC. A statement of principles and ethics, reflecting CLP's Code of Conduct, has been issued to all employees at Yallourn Energy.


香港
STATE STREET
142

CLP staff participating in "Trailwalker" 2003


Ash lagoon near Castle Peak Power Station

100%

compliance with environmental regulations in Hong Kong

The nature of CLP's business is such that we must operate with integrity in order to preserve the quality of our environment. Our policy is clear. CLP is committed to the responsible use of resources and environmental stewardship.

It is essential that this policy does not represent merely "greenwash", that is to say environmental statements and promises without substance and effect. There is a strong focus on environmental performance at all levels within the CLP Group. At Board level, close attention is given to the Group's environmental performance. The Group Director for Environment reports to the Group Managing Director, who, in turn, reports to the Board on a quarterly basis on environmental matters. Dedicated briefings are also given to the Board each year on both the Group's overall environmental performance and individual issues. Management of our environmental performance relies on motivated staff, whose remuneration is based in part on achieving, or doing better than, our environmental targets.

In this section, we summarise some of our environmental initiatives in key areas. For a fuller description, please refer to the CLP Group's Social and Environmental Report 2003 issued concurrently with this Annual Report.

Conservation of Resources

Conservation and careful use of resources contributes to environmental improvement and sustainable development.

Since 1993, pulverized fuel ash (PFA), a term used to describe the ash arising from burning coal at our power stations, has been extensively used in concrete production in Hong Kong. CLP's efforts to promote the wide acceptance of PFA concrete have maximised the reuse of PFA in the local construction industry.

A range of initiatives at our power plants in Hong Kong led to energy savings of 29.67GWh in 2003, equivalent to a reduction of about 17,000 tonnes of CO_2 emissions, or the average annual power consumption of 5,800 customers.

Conservation and reuse of water has received particular attention by CLP over the past year. For example:

- CLP Guohua reused 3,000 million litres of waste water in its circulating water system at the Panshan Power Station. More than 300 million litres of water containing coal and boiler bottom ash was recycled at Beijing Yire Power Station.
- Our joint venture in Shandong made significant efforts in reducing waste water discharges – over the past 12 months, Shiheng and Heze Power Stations achieved waste water recycling of 70% and 80% respectively.



CLP-sponsored Eco Tour in Hong Kong



Working on our renewable energy radio repeaters

- By increased recycling through the cooling towers at Yallourn Energy, significant reductions in water usage per unit of energy generated have been made since 1999. These savings now amount to an equivalent of 6,900 million litres of water from the Latrobe River each year – maintaining environmental flows and beneficial uses in the downstream rivers and lake systems.
- Since 1999, GPEC has achieved a 20% reduction in total water consumption per unit of electricity produced.

Renewable Energy

CLP believes that renewable energy is part of our business future. We regard this not as a threat, but as a new way to provide value to our shareholders, customers and other stakeholders. In doing so, we can enhance our contribution to the environment through avoiding emissions or pollutants and greenhouse gases and saving fossil fuel resources for future generations.

We have a significant interest in a project comprising nine small-scale hydro power stations in Huaiji county, northwestern Guangdong province. Eight of these stations are already in operation. This project provides a valuable contribution to the development of an economically disadvantaged area, while making available renewable energy resources to help replace the coal-fired generation. We are also actively pursuing larger-scale hydro projects in western China.

In September 2003, we launched wind resource assessments at two wind farm sites along the coast of Guangdong province. Closer to home, we are actively exploring wind power possibilities in the New Territories.

In August 2003, CLP launched its Renewable Energy Fund in Hong Kong. This is a two-year programme to engage the community in education, raising awareness and promoting the application of renewable energy. Sponsorship was provided for nine projects to be conducted in 2004. In Autumn 2004, the Fund will open for another round of sponsorship for projects to be undertaken during 2005.

Atmospheric Emissions

Emission control has been a major environmental issue and a longstanding focus of management attention. In Hong Kong, CLP has achieved significant reductions in atmospheric emissions since the early 1990's through fuel diversification, improvements in the generating plants and process enhancement.

While our individual plants performed similarly or better than in earlier years, the use of more coal resulted in an increase in our emissions per kilowatt-hour. Our increased use of coal was due to market factors affecting the cost and availability of fuel, and the high demand for power in Guangdong province. We experienced a similar variation in emissions levels in the mid 1990's, for like reasons. CLP is working hard to find new ways to reduce our emissions in Hong Kong. We will continue with our plans to install new gas generation capacity, and we are developing plans to reduce emissions from our coal-fired plants.


Emission Levels (from power stations in Hong Kong operated by CLP)
(kg/MWh Electricity Sold)
SO₂, NOx and particulates emissions
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
600
400
200
CO₂ emissions
94 95 96 97 98 99 00 01 02 03
Nitrogen Oxide (NOx)
Sulphur Dioxide (SO₂)
Particulates
Carbon Dioxide (CO₂)

The power stations in the Chinese mainland and elsewhere in the Asia-Pacific region, in which CLP holds an interest, took steps during 2003 to reduce emission levels. For example:

- Yallourn Energy has continued its efforts, as a voluntary member of the Australian Government Greenhouse Challenge programme, to improve thermal efficiency through plant improvements. This has reduced greenhouse gas emission intensity. Since 1996, sustainable efficiency savings of over 200 kilotonnes per annum of carbon dioxide have been achieved.
- The Beijing Yire Power Station, which is part of the CLP Guohua joint venture, has become one of the first stations in the Mainland to have all generating units retrofitted with Flue Gas Desulphurisation (FGD). The FGD plant has reduced sulphur dioxide emissions by over 95%.
- The Anshun II Power Station, which is currently being commissioned, will have FGD facilities – the first station in Guizhou province to be so equipped.
- The replacement of naptha by natural gas as fuel at GPEC, has reduced atmospheric emissions per unit generated by almost half.
- BLCP will have FGD and a low-NOx combustion system to minimise atmospheric emissions.
- Ho-Ping has FGD and catalytic NOx reduction systems that have been demonstrated to achieve some of the lowest atmospheric emission levels currently available in coal-fired generating units.



"Greening" at Yallourn Energy



FGD plant at Anshun Power Station



3,200

pupils will benefit from CLP-sponsored schools in the Mainland

Project Hope School in Guizhou, China

We take pride in making significant contributions to community programmes where we can add value. As our business grows we are determined to apply the tradition of good corporate citizenship we have established in Hong Kong to our newer ventures in the Mainland and the Asia-Pacific region.

This section offers a sample of our community activities in 2003. There were many others, which are described in our Social and Environmental Report.

Fight SARS Campaigns

The outbreak of SARS in the spring of 2003 posed exceptional difficulties for Hong Kong society. CLP played a full part in the efforts made by our Government and the community to combat the threat of the virus and to revive Hong Kong's hard hit economy.

For example, CLP participated in Operation UNITE. More than 50 CLP volunteers helped man the Community Chest donation hotline over Easter. We deployed our fleet of vehicles to support the Cleaning Day and contributed funds to the Hong Kong Red Cross for the production of SARS prevention hygiene kits for the elderly and the needy.

As the threat of SARS started to recede, CLP teamed up with Sun Hung Kai Properties and ExxonMobil to launch the "Let's Spend. We Love Hong Kong" campaign from mid-June to August. This campaign aimed to encourage local spending to boost Hong Kong's economic recovery. More than 25,000 sets of coupons were redeemed by CLP customers, who enjoyed purchase benefits at shops, hotels and service stations around Hong Kong.

Youth Education Programmes

PowerWise, CLP's education programme to promote the concept and practice of energy efficiency in the community, celebrated its tenth year of service to Hong Kong with new community initiatives and a fresh look. These included the launch of interactive educational kits, a new PowerWise website, seminars and other fun and informative community programmes, engaging the support of community groups and primary schools in Hong Kong.

In the Mainland, CLP is continuing its Project Hope school programme. At the beginning of 2003, two schools were already open. During the year, an additional five schools opened, with one more due to be completed in the early part of 2004. The eight schools are spread across the western provinces of China, with four in Guizhou, two in Yunnan and two in Sichuan. Altogether, these schools will provide new classroom and supporting facilities for more than 3,200 pupils.

CLP Guohua, our joint venture with Beijing Guohua, is also contributing to community support in the Mainland by the establishment of an education development fund which will make donations to middle schools of the Beijing Normal University to provide grants for outstanding students from the poorer counties on the outskirts of Beijing.

In 2003, we relaunched our award-winning youth education programme – PowerZone, dedicated to students aged

13 to 16 in Hong Kong, Taiwan, India and Thailand. The PowerZone website is a stimulating resource centre for students, containing a wealth of information about energy, electricity and the environment. All of the participating schools in the PowerZone programme were invited to join the "PowerIsland Competition" – a real time on-line game to help develop students' interpersonal skills and creativity in an interactive way. Over 500 students participated in PowerZone 2003, with the winning students being invited to join a tour of CLP's power stations and spots of ecological significance.

In India, GPEC continued to contribute to education in the area around its power station, in the form of:

- special educational programmes for adolescents;
- participation in Vidya Lakshmi Sahay Yojana – a programme for promoting girls' education in Gujarat State, which aims to improve literacy levels amongst girls in rural villages; and
- an Integrated Child Development Programme for 13 kindergartens in 10 local villages.

Volunteer Services

Since CLP's volunteer service team was established in 1994, our employees have helped elderly people by checking and replacing wiring and electrical installations in their homes. In recent years, the services provided to our community by CLP volunteers have expanded into areas such as organisation of outdoor events for the physically handicapped and provision of free English lessons to newly arrived Mainland children. In 2003, 96 new CLP volunteers and family members became Reading Ambassadors during the Reading Summer campaign, which promotes a culture of reading among local school children and enhances their learning skills. 57 reading sessions were conducted for 24 primary schools in Hong Kong by the CLP team, who made up the largest group of corporate volunteers participating in the campaign.

Community Events

Throughout 2003, CLP supported major community events such as the Flower Show organised by the Leisure and Cultural Department of the Hong Kong Government and the Youth Creativity Competition organised by the District Councils. Combining our technical expertise with support for charity, we provided a temporary electricity supply for relay and support stations along the route of the Trailwalker event, an annual 100 km non-stop hike across the New Territories.

In India, GPEC also contributed to local health initiatives by sponsoring the renovation of one of the wings of a local hospital and by organising health check camps for neighbouring villages.

In Australia, Yallourn Energy actively contributes to community initiatives, such as by sponsorship of the Victorian Institute of Sport and providing a grant to the Yallourn-Tyers District Landcare Group to purchase 2,500 trees.

In Taiwan, the Ho-Ping Feedback Fund was established. The Fund helps the local community by, for example, supporting medical examinations for local residents, the donation of emergency services vehicles and sponsoring cultural events.

A young participant in our PowerWise programme





CLP Reading Ambassadors



In 2003, each of the major business streams within the CLP Group performed satisfactorily and made an improved contribution to our earnings. This Management's Discussion and Analysis (MD&A) explains our performance in 2003 and describes the challenges and opportunities which lie ahead. Because of the increasing scope and scale of our activities, we have significantly expanded the information provided to shareholders on the measures that we are taking to manage risks and on the outlook for our business.

Andrew Brandler
Chief Executive Officer


Hong Kong
Chinese Mainland
Asia-Pacific Region

Chinese Mainland

Investments (Gross/Equity MW)	Equity Interest	Description
❸ **CLP Guohua Power Company Limited (CLP Guohua) 2,100/630MW**	**49%**	CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire in Beijing, Panshan in Tianjin, and Sanhe in Hebei, with a combined installed capacity of 2,100MW.
❹ **Shandong Zhonghua Power Company (SZPC) 3,000/882MW**	**29.4%**	SZPC owns four coal-fired power stations, Shiheng and II (totalling 1,200MW), Liaocheng (1,200MW) and Heze II (600MW).
❺ **CLP Guohua Shenmu Power Company Limited (Shenmu) 200/98MW**	**49%**	Shenmu II Power Station, Shaanxi has two 100MW coal-fired units. It is managed as part of CLP Guohua.
❻ **Guizhou CLP Power Company Limited (Guizhou CLP Power) 600/420MW**	**70%**	Guizhou CLP Power develops, constructs and operates two 300MW coal-fired generating units to supply the Guizhou power grid and, through it, to supply Guangdong Province.
❼ **Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) 1,968/492MW**	**25%**	GNPJVC was established in 1985 to construct and operate Guangdong Daya Bay Nuclear Power Station (GNPS) at Daya Bay. GNPS is equipped with two 984MW Pressurised Water Reactors. The majority of the GNPS equipment was imported from France and the United Kingdom. The two units at GNPS commenced commercial operation in 1994. 70% of electricity generated is supplied to Hong Kong, with the remaining 30% sold to Guangdong.
❽ **Hong Kong Pumped Storage Development Company, Limited (PSDC) 1,200/600MW**	**49%**	CLP has the right to use half of the 1,200MW pumped storage capacity of Phase I of the Guangzhou Pumped Storage Power Station until 2034.
❾ **Huaiji Power Project (Huaiji) 98/41MW**	**41.5%**	Eight small hydro power stations in operation and one under construction, amounting to a total of 98MW.

Asia-Pacific Region

Investments (Gross/Equity MW)	Equity Interest	Description
❿ **Gujarat Paguthan Energy Corporation Private Limited (GPEC), India 655MW**	**100%**	GPEC operates a 655MW gas-fired combined cycle power station in Gujarat, India.
⓫ **Ho-Ping Power Company (Ho-Ping), Taiwan 1,320/528MW**	**40%**	Ho-Ping owns a 1,320MW coal-fired power station at Ho-Ping, Taiwan. This started operations in 2002.
⓬ **Electricity Generating Public Company Limited (EGCO), Thailand 2,422/543MW**	**22.4%**	EGCO operates two gas-fired combined cycle power stations in Thailand (2,056MW). It has also invested in a number of small power projects in Thailand and the Philippines, totalling 366 equity MW.
⓭ **BLCP Power Limited (BLCP), Thailand 1,434/717MW**	**50%**	BLCP is the developer of a 1,434MW coal-fired power station now under construction at Map Ta Phut, Thailand.
⓮ **Yallourn Energy Pty Limited (Yallourn Energy), Australia 1,480/1,362MW**	**92%**	Yallourn Energy owns and operates a 1,480MW coal-fired plant and dedicated coal mine in Victoria, Australia.



Our assets and investments are delivering value and provide a strong platform for further growth.

Assets/Investments (as at 31 December 2003)

Hong Kong

Investments | **Equity Interest** | **Description**

1 CLP Power Hong Kong Limited (CLP Power Hong Kong) — **100%**

CLP Power Hong Kong owns and operates the transmission and distribution system covering a supply area of approximately 1,000 sq. km and which includes:

- 538 km of 400kV lines;
- 1,079 km of 132kV lines;
- 414 km of 33kV lines;
- 9,614 km of 11kV lines;
- 53,684 MVA transformers;
- 196 primary substations in operation; and
- 11,861 secondary substations in operation.

2 Castle Peak Power Company Limited (CAPCO), 6,283 megawatts (MW) of installed generating capacity — **40%**

CAPCO owns:

Black Point Power Station (2,500MW, when completed)

- Gas-fired power station (with distillate as back-up) comprising eight combined cycle turbines of 312.5MW each; and
- Six units in operation, with the final two units to be commissioned in 2005 and 2006 respectively.

Castle Peak Power Station (4,108MW)

- Commissioned between 1982 and 1990;
- One of the world's largest coal-fired power station complexes, comprising eight units ranging from 350MW to 677MW; and
- Two of the 677MW units are capable of burning gas and oil as alternative fuels.

Penny's Bay Power Station (300MW)

- Three diesel oil-fired units of 100MW each, commissioned in 1992.

Note: CLP Power Hong Kong operates CAPCO's power stations and purchases its power from CAPCO and Guangdong Daya Bay Nuclear Power Station. These sources of power, together with CLP's right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,263MW.



CLP follows a clear, consistent and focused strategy to realise our vision of being a leading investor-operator in the Asia-Pacific electricity power sector.

Business Strategy

This is to:

Continuously enhance our core Hong Kong electricity business

This requires us to deliver reliable energy supplies and high quality services at competitive prices to our customers, while meeting or exceeding all safety and environmental requirements, and providing a challenging and rewarding work environment for our employees.

Develop our portfolio of electricity businesses in the Chinese mainland and the Asia-Pacific region

Implementation of this strategy is based on:

- active participation in the management of our Chinese joint venture companies to add value, deliver satisfactory returns on investment and meet safety, health and environmental objectives;
- building a balanced portfolio of:
  - greenfield, brownfield and operating projects, with a preference for evergreen ventures in the Chinese mainland; and
  - operating assets, projects under construction and development projects, with a suitable mix of plant and fuels across selected Asia-Pacific countries;
- establishing and reinforcing relationships with Chinese partners, government authorities and industry participants; and
- developing effective investment partnerships and establishing a meaningful presence in each of our target markets in the Asia-Pacific region.

Our emphasis remains upon improving the quality and returns of our existing businesses in the countries where we have already established a significant presence. We will be alert for opportunities in other countries in the region which meet our investment criteria in terms of price, earnings and risk profile. The challenges to the electricity business in our region come largely from political, economic and regulatory uncertainty. This mostly occurs, and must be managed, on a country by country basis. Before entering into new countries, we must have reasonable confidence in our ability to manage these risks, such as by joining with a capable local partner. Any such new ventures will be within the Asia-Pacific region – for the foreseeable future we do not envisage investing outside the region.



CLP Guohua 3
Shenmu 5
CHINA
SZPC 4
Guizhou CLP Power 6
11 Ho-Ping
TAIWAN
INDIA
10 GPEC
EGCO 12
BLCP 13
7 GNPJVC
8 PSDC
9 Huaiji
THAILAND
AUSTRALIA
Yallourn Energy 14
SHENZHEN – CHINA
2 Black Point
New Territories
2 Castle Peak
1 CLP Power Hong Kong
Kowloon
Penny's Bay 2
Lantau Island
Hong Kong Island



During 2003, there was high reliability and availability from our generating assets in Hong Kong, the Mainland and Asia-Pacific region.

Operational Performance

Electricity Business in Hong Kong

CLP's generating plants performed well in 2003. The average availability for service of each of our Hong Kong generating units was 90.3% (up from 87.7% in 2002). The downtime was mainly due to scheduled maintenance. Unplanned outages, using the standard measure of "equivalent forced outage rate", represented 0.43% of the total operating period, compared to 0.28% in 2002.

Local Hong Kong demand and system demand (which includes sales to the Chinese mainland) reached historical peaks of 5,874MW and 7,646MW respectively in July (up from 5,829MW and 6,897MW reached in 2002).

In order to enhance our plant performance, supply quality and reliability, as well as to provide for demand created by new residential and infrastructure development projects in our supply area, CLP, together with CAPCO, carried out a capital works programme amounting to HK$7.3 billion. Major projects included construction of Black Point Units 7 and 8, Tseung Kwan O to Tai Wan 1,000 MVA 400kV Circuit, 2nd Yau Ma Tei to Tai Wan 700MVA Circuit and Hung Hom Bay Bulk Substation. We have successfully rolled out an Enterprise Work Management System which can capture asset operation and maintenance information for optimisation of total asset life cycle cost.

We also invested in customer services and other supporting facilities. A major project was the successful launch of our Customer Care and Marketing System. This is an on-line integrated and user-friendly information management system intended to enhance our customer service and metering operations. The security and control features of this new system had been reviewed by internal and external auditors before project launch.

During the year, CLP conducted a comprehensive transmission benchmarking study. This covered our transmission design, construction, operation and maintenance activities. For most of the activities studied, we were within the best performing comparison group (which included electricity utilities in Western Europe, U.K., North America and Australia).

The Scheme of Control (SoC) Interim Review took place in 2003. This is a regular review every five years whereby the Hong Kong Government and the parties to the SoC may request modification to the SoC, subject to mutual agreement. The changes to the SoC made as a result of the SoC Interim Review included revised depreciation periods for certain assets, an upper limit of the Development Fund set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers and enhanced disclosure of capital and operating expenditure. The key terms of the SoC remained unchanged.



Cable-laying in Hong Kong



Our System Control Centre in the New Territories

During 2003, a technical study commissioned by the Government concluded that while increasing the existing interconnection between Kowloon and Hong Kong Island is technically feasible, there are important and complicated issues to be addressed, beyond the technical considerations. Amongst a range of financial, operational, regulatory and liability issues, specific concerns exist in respect of economic justification of the new interconnectors. We continue to work constructively with Government on this matter.

More information about our operational performance in 2003, including on tariff and reliability, is set out in the "CLP and our Customers" section of this Annual Report.

Electricity Business in the Chinese Mainland

During 2003, progress in sourcing new development projects was slow and opportunities for creating new strategic partnerships in the Mainland power sector did not materialise. This reflected CLP's prudent approach to development in view of the re-organisation and changes in ownership of generating assets in the Mainland, consequent upon the on-going reform of the PRC power industry and the establishment of five national generating companies. Moreover, the successful flotation on Mainland and Hong Kong stock exchanges of various Mainland power generators, and the current strong market appetite for initial public offerings (IPOs) of Mainland companies across all industry sectors, created an environment where Mainland owners of generating assets are primarily focused on expanding their businesses and leveraging value from their assets by direct access to domestic and international capital markets. This reduced CLP's perceived appeal as a long-term strategic partner.

Nonetheless, CLP is taking forward a new greenfield development opportunity at Fangchenggang in Guangxi province, which would involve an initial capacity of 1,200MW. We have signed a Letter of Intent with the Guangxi Development and Planning Commission to conduct further feasibility studies.

CLP remains the largest external investor in the Mainland power sector and throughout 2003 reinforced its reputation for excellence in project management and efficient station operation by active participation in the safe and reliable performance of the operating power stations in which we hold an interest. Further details of this performance are set out later in this section.



CLP Guohua's Sanhe Power Station

During 2003, all of the operating power stations were covered by tariff arrangements which have been approved by the relevant authorities and implemented accordingly.

CLP Guohua Power Company Limited

Beijing Yire, Panshan, Sanhe and Shenmu II power stations, which are operated by CLP Guohua, achieved high standards of availability and performance throughout the year. There was high demand on the grid system supplied by these units and they were all despatched above the planned levels of utilisation.

CLP contributed to initiatives to introduce industry best practice into the CLP Guohua operations. As a result, all stations have achieved internationally recognised safety standards and are implementing industry-best management systems in areas such as reliability-centred maintenance, benchmarking and information technology.

Shandong Zhonghua Power Company

The Shiheng units maintained steady operation throughout the year at high levels of availability. During the year, the 2 x 300MW units at Heze power station were completed and achieved full commercial operation. The 2 x 600MW units at Liaocheng both entered trial operation.

CLP has been a sponsor and active participant in these projects from the very earliest stages. Their progress into operation significantly increases our earnings from this joint venture.

Guizhou CLP Power Company Limited

The Anshun II project in Guizhou province represents the first time we have taken a majority shareholding in a Mainland joint venture. Construction has progressed within the target schedule and both units are now in trial operation. The boilers are fitted with flue gas desulphurisation systems that are currently being commissioned.

Guangdong Nuclear Power Joint Venture Company, Limited

GNPS operated smoothly with high levels of safety and reliability. In 2003, a total of 14,384GWh of electricity (2002: 14,116GWh) was sent out by GNPS. The annual station capacity factor was 87%.

Hong Kong Pumped Storage Development Company, Limited

In 2003, the pumped storage units at Conghua, Guangzhou generated 318GWh for CLP with an overall efficiency above 75%, a similar level to 2002. There were over 2,000 unit starts during the year to fulfill our system requirements, mainly during peak lopping and backup operations.

Huaiji Power Project

The new units at Changdiao, Gaotang and Yutiao have all entered operation. The collection of electricity charges from the offtaker remained a challenge. Considerable management effort resulted in a slight improvement in payments during the year.

Electricity Business in the Asia-Pacific Region

Market reform towards privatisation of state-owned assets and the development of competitive markets has slowed across the Asia-Pacific region. This restricted opportunities for an independent power producer (IPP) such as CLP, although our success in achieving financial close on the BLCP project in Thailand, demonstrated our competitiveness and strength in project development.

Gujarat Paguthan Energy Corporation Private Limited, India

The GPEC plant has operated for the entire year on its new supply of natural gas, thereby making a substantial contribution to the Gujarat electricity grid and with reduced environmental emissions. Plant availability at 94.9% was exceptionally high.

GPEC's offtaker, the Gujarat Electricity Board (GEB), has been taking resolute action to reform its retail operation. Technical losses and power theft are being reduced and GEB's own financial position is therefore improving. However, until this process moves further forward, GEB has had cashflow problems and a balance of overdue receivables has accumulated. Nevertheless, relations between GPEC and GEB are good and we have reached an agreement for GEB to issue a Rupee 4,000 million bond (approximately HK$680 million), the proceeds of which have cleared a significant part of the overdue payments due to GPEC.



GPEC







Inside and outside the coal storage facilities at Ho-Ping

We recognise that a power business in India will only be sustainable if it is able to deliver electricity at a realistic price level. GEB approached the State regulator to seek a dialogue with GPEC that would amend certain terms of the power purchase agreement (PPA) to make the energy purchases more affordable. We decided to participate in such discussions. The outcome has been an amended PPA entered into at the end of 2003. This is intended to strike a balance between the respective interests of GPEC and GEB by:

- producing a meaningful reduction in the cost of power supplied by GPEC to GEB;
- maintaining an acceptable return on CLP's investment in GPEC; and
- promoting improved performance by GEB in meeting its obligations to pay on a timely basis for the electricity supplied by GPEC.

Ho-Ping Power Company, Taiwan

The Ho-Ping power station has operated for its first full year after commissioning. We experienced some plant problems that were fairly typical for the early stages of a new power station, but also one turbine blade failure that required a significant unplanned shutdown. Overall availability exceeded 80% and was substantially higher during the periods of highest priority for the Taiwan system. Root cause solutions to technical issues have been effective and performance has now improved significantly.

Electricity Generating Public Company Limited, Thailand

The overall performance of EGCO was satisfactory and its core generating assets continued to perform well. Strong growth has been re-emerging in the Thai economy and EGCO has been positioning itself to develop new greenfield projects as opportunities arise.

BLCP Power Limited, Thailand

Together with our partner Banpu Public Company, CLP has been developing the 1,434MW coal-fired project at Map Ta Phut for some time. This plant will sell its output to the Electricity Generating Authority of Thailand (EGAT) under a long-term power purchase agreement and will help restore the balance of different fuel use within the Thai system.

A major achievement of 2003 was to reach financial close on the BLCP project with Thai and international banks, providing US$1.13 billion of limited recourse project financing, the largest financing in the Asian power sector in 2003. Construction, which is managed by CLP, is underway and the two generating units will enter commercial service in 2006/07.

Yallourn Energy Pty Limited, Australia

The plant performed well and achieved a generated output of 11,368GWh, representing the highest annual production in its history. This was due to good operational availability of all the generating units. Total revenue was the highest since privatisation in 1996.

The Morwell River Diversion project, which will secure access to a long-term reserve of coal for the station, and the upgrade of the station's instrumentation and control systems are on schedule and within budget.

Spot prices in the Australian markets have been below projections and are at levels that we believe are unsustainable. However, our revenue from Yallourn Energy in 2003 has been substantially protected by a strong position in the contract market that was established during previous years. As a result, lower pool prices during 2003 have not had a significant effect on the overall revenue.

In January 2004, CLP entered into an agreement to acquire the remaining 8% shareholding in Yallourn Energy held by Deutsche Asset Management (Australia) Limited. On completion of the purchase, which is expected by the end of March 2004, CLP will own 100% of Yallourn Energy.

Electricity-Related Business

CLP pursues selective opportunities in Hong Kong and the Chinese mainland beyond our conventional electricity business, by leveraging off our existing businesses, assets, expertise and relationships. These activities are carried out on a limited and selected basis, in line with the Group's overriding focus on its electricity business.

Property Business

CLP redevelops sites in Hong Kong which are no longer required for electricity purposes.

Our major project is the residential redevelopment of the former power station site at Hok Un, Kowloon. This 50/50 joint venture project, known as Laguna Verde, led by CLP and a wholly-owned subsidiary of Cheung Kong (Holdings) Limited, comprises 4,735 flats, 1,692 parking spaces and 270,000 sq. ft. of commercial space. About 98% of the residential units in the redevelopment had been sold by the end of 2003.

Public Lighting and Engineering Services

CLP offers contracting and consultancy services in power engineering, telecommunications, building services, energy services and road lighting and facility management for customers in Hong Kong and neighbouring areas.

Four railway-related projects were completed successfully in 2003, with a further four projects underway towards target completion dates in or after 2004. Our contracting business has been further extended to electrical installations and


SILCAR



Yallourn Energy

control systems associated with major road systems and other infrastructure projects. Private lighting activities have increased after the Public Lighting Contract for Kowloon and the New Territories East was secured in October 2002.

Our energy services focus on opportunities where fuel switching produces cost and energy savings and/or environmental benefits. Our activities include a number of successful contracts in hotels, hospitals and institutes with the application of heat pump technology. We have also secured a project with a business customer to replace diesel generators with electricity supply. This will not only generate additional sales of 4.3GWh per annum, but also contribute to a cleaner environment.

Telecommunications

CLP owns and operates "ChinaLink", a small-scale operation which provides cross-border communications services to Hong Kong corporations operating in the Chinese mainland. Stringent cost control measures have been taken to minimise operating loss.

PowerCom Network Hong Kong Limited, our joint venture with Cheung Kong Enterprises Limited, has made good progress in the roll-out of broadband services to Hong Kong customers using powerline telecommunications technology. By the end of 2003, these services were available to more than 300 buildings.

However, CLP's focus is on our electricity business. For that reason, in January 2004, we reduced our involvement in PowerCom by participating in a sale of PowerCom by Cheung Kong Enterprises to Vanda Systems & Communications Holdings Ltd. (Vanda) in exchange for the issue of shares in Vanda. We also agreed to place 37.7% of those shares, which would leave CLP holding less than a 1% interest in Vanda. The transaction is subject to a number of conditions, including approval by Vanda's shareholders.

Information Technology

CLP holds a small strategic investment (5.23%) in DataSys, an IT company listed on the Hong Kong Growth Enterprise Market, which is engaged in IT solutions for the power industry in the Mainland. This investment is closely monitored to verify that operational synergies can be obtained.

As a result of a strategic review of our 40% investment in Precision Marketing Inc. (PMI), a market research company which provided CLP with access to database management skills and technology, we sold all our shareholding in PMI in 2003. The skill transfer from PMI to CLP had been completed.



Heat pump commissioning in a hotel



CLP provides electrical engineering services to railway-related projects in Hong Kong



Our financial performance in 2003 was characterised by an improved contribution to Group earnings from each of our three major business streams.

Financial Performance

Consolidated Financial Results

The financial results in 2003 incorporate two significant changes when compared to 2002:

(a) the consolidation of Yallourn Energy and GPEC as a result of their reclassification from jointly controlled entities to subsidiaries of the Group following the acquisition of Powergen's remaining interests in these two companies in the first half of 2003; and

(b) the adoption of Hong Kong Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) "Income Taxes" which became effective from 1 January 2003.

The consolidation of Yallourn Energy and GPEC has a significant impact on a number of the Group's balance sheet items such as fixed assets, trade and other receivables and total borrowings. The Group earnings have incorporated the effect of the additional shareholdings we acquired in 2003 of 18.4% and 20% in Yallourn Energy and GPEC respectively. Their revenues and expenses are included in the Group's consolidated turnover and respective expenditure items as from the date of each becoming a subsidiary.

The adoption of SSAP No. 12 (Revised) represents a change in accounting policy which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The main effect of the adoption on the Group arises from the restatement of assets to fair value on acquisition, withholding taxation on retained profits of overseas investments and tax losses carried forward.

CLP Group's Financial Results and Position at a Glance

Last Year's Balance Sheet (Restated) (Consolidated Balance Sheet as at 31.12.2002)

	HK$M
Assets	
Fixed assets	36,550
Investments in affiliates and securities	20,695
Employee retirement benefit plan assets	1,138
Cash & cash equivalents	516
Other current assets	1,994
	60,893
Shareholders' Equity and Liabilities	
Share capital, premium & reserves	15,624
❶ Retained profits	21,264
Borrowings	9,297
Development Fund	3,372
Other SoC reserve accounts	1,128
Deferred tax liabilities	3,610
Other liabilities	6,598
	60,893

Cash Flow For The Year (Consolidated Cash Flow Statement for the year ended 31.12.2003)

	HK$M
② Cash inflow from operating activities	6,436
Dividends paid less dividends received	(1,078)
③ Net outflow for acquisition of subsidiaries	(354)
④ Investments in/advances to affiliates	(983)
Capital expenditure	(5,451)
⑤ Proceeds from realisation of surplus retirement benefit plan assets	1,155
Net increase in borrowings	457
Other net inflow, including exchange effect	89
Net increase in cash	271
Cash & cash equivalents at 31.12.2002	516
Cash & cash equivalents at 31.12.2003	787

Earnings For The Year (Consolidated Profit and Loss Account for the year ended 31.12.2003)

	HK$M
❻ Turnover	28,248
Expenses	(21,636)
Operating profit	6,612
Net finance costs	(640)
❼ Share of profits of affiliates	3,792
Profit before taxation	9,764
Taxation	(1,712)
Profit after taxation	8,052
❽ Transfers under SoC	(365)
❾ Total earnings	7,687

Earnings Retained (Consolidated Retained Earnings for the year ended 31.12.2003)

	HK$M
Balance as at 1.1.2003	21,176
Income taxes adjustments	88
Balance as at 1.1.2003, restated	21,264
Total earnings	7,687
Dividends paid for the year	
2002 finals	(1,782)
2003 interims	(2,962)
Share of reserves of jointly controlled entity	(40)
Balance as at 31.12.2003	24,167

1 As a result of the adoption of the SSAP No. 12 (Revised) "Income Taxes", the balance sheet as at 31.12.2002 was restated with an increase in retained profits by HK$88 million. Details of the effect of adopting this revised standard are set out in Note 1(Q) to the Accounts.

2 The Group's SoC operations continued to be our main source of cash inflow.

3 Total cash consideration paid for the acquisitions of Powergen's remaining interests in Yallourn Energy and GPEC was HK$836 million, whereas cash and cash equivalents of Yallourn Energy and GPEC at acquisitions were HK$482 million.

4 Investments in affiliates included investment in BLCP (HK$107 million) and advances to CAPCO (HK$860 million).

5 Proceeds from realisation of retirement benefit plan assets represented the surplus assets of the previous schemes which were wound up after establishment of a new scheme.

Today's Balance Sheet (Consolidated Balance Sheet as at 31.12.2003)

		HK$M
	Assets	
10	Fixed assets	54,157
11	Goodwill	(1,017)
	Investments in affiliates and securities	16,289
	Deferred tax assets	952
	Cash & cash equivalents	787
12	Other current assets	4,664
		75,832
	Shareholders' Equity and Liabilities	
	Share capital, premium & reserves	16,074
	Retained profits	24,167
	Minority interest	393
13	Borrowings	18,697
14	Development Fund	2,960
	Other SoC reserve accounts	647
	Deferred tax liabilities	4,614
15	Other liabilities	8,280
		75,832

6 Turnover represented primarily sales revenue from the Hong Kong electricity business and from Yallourn Energy and GPEC between the date of becoming subsidiaries and 31.12.2003.

7 Profits before taxation of affiliates were mainly contributed by CAPCO (HK$1,716 million), GNPJVC (HK$827 million) and Hok Un (HK$291 million).

8 Transfers to Development Fund and rate reduction reserve were HK$572 million and HK$287 million respectively. Transfer from special provision account was HK$494 million.

9 Earnings after taxation amounted to HK$7,687 million, which comprised SoC earnings of HK$6,281 million, non-SoC earnings of HK$1,600 million, Hok Un redevelopment profit of HK$240 million, offset by unallocated net finance costs and unallocated Group expenses of HK$434 million.

10 The consolidation of Yallourn Energy and GPEC as subsidiaries has a significant impact on the Group's balance sheet. As at 31.12.2003, these subsidiaries brought in fixed assets of HK$14,687 million. During the year, the Group invested HK$5,594 million in fixed assets, mainly by CLP Power Hong Kong on its transmission and distribution network.

11 The net negative goodwill resulted from the acquisitions of interests in Yallourn Energy and GPEC during the period 2001-2003.

12 Included in the other current assets are the trade and other receivables of Yallourn Energy and GPEC of HK$3,153 million.

13 After the incorporation of Yallourn Energy and GPEC's borrowings of HK$8,051 million, total borrowings increased to HK$18,697 million. The Group's gearing, measured as total debt over total capital, was 31.5%.

14 Development Fund represents a liability of the Group. Its purpose is to assist in the acquisition of SoC fixed assets.

15 Other liabilities included customers' deposits (HK$2,878 million) and trade and other payables (HK$3,994 million).

The contributions of the Group's principal activities to the consolidated results are as follows:

	Turnover		Profit/(Loss) Before Financing and Taxation[1]	
	2003	2002	2003	2002
	HK$M	HK$M	HK$M	HK$M
Electricity business in Hong Kong	**25,739**	25,844	**8,027**	8,719
Electricity business in Chinese mainland	–	–	**1,145**	968
Electricity business in Asia-Pacific region	**2,310**	35	**1,415**	347
Electricity-related and other activities	**199**	255	**188**	362
Unallocated Group expenses	–	–	**(371)**	(200)
	28,248	26,134	**10,404**	10,196

[1] Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

Group Earnings

Total operating earnings of the Group increased by 13.6% to HK$7,447 million. The SoC business continues to provide stable earnings growth, with earnings increased by 8% to HK$6,281 million. Earnings from the non-SoC activities increased by 60.3% to HK$1,600 million, reflecting a growing contribution from overseas power project investments. It should be noted that the achieved results incorporated provisions for receivables and impairment of assets.

Total earnings, which include Hok Un redevelopment profit and property disposal gain, increased by 8.1% to HK$7,687 million. Contribution from property sales further decreased, reflecting primarily the tailing off of earnings from the Hok Un redevelopment project.

As the following table illustrates, the Group's financial results in 2003 translate into an increase in earnings per share for recurring operations of 13.6% to HK$3.09 per share. Total earnings per share were HK$3.19 per share, an increase of 8.1%.

Earnings Attributable to Shareholders	2003		2002		Increase
	HK$M	HK$M	HK$M	HK$M	%
SoC earnings		**6,281**		5,814	**8.0**
Non-SoC operating earnings					
Sales to Chinese mainland	**82**		64		
Power projects in Chinese mainland	**935**		827		
Power projects in Asia-Pacific region	**710**		348		
Electricity-related and other activities					
Telecom business	**(86)**		(182)		
Other businesses	**(41)**		(59)		
		1,600		998	**60.3**
Unallocated net finance costs		**(63)**		(54)	
Unallocated Group expenses		**(371)**		(200)	
Total operating earnings		**7,447**		6,558	**13.6**
Hok Un redevelopment profit/property disposal gain		**240**		546	
Group earnings attributable to shareholders		**7,687**		7,104	**8.1**
Weighted average number of shares in issue, million shares		**2,408.25**		2,408.78	
Earnings per share, HK$					
Excluding Hok Un redevelopment profit/ property disposal gain		**3.09**		2.72	**13.6**
Including Hok Un redevelopment profit/ property disposal gain		**3.19**		2.95	**8.1**

Our major source of earnings is from the electricity business in Hong Kong. In 2003, approximately 80% of the Group operating earnings before deduction of unallocated expenses came from this segment.



SoC and Non-SoC Operating Earnings
(excluding property profits and unallocated costs)
HK$5,953M
HK$531M
(9%)
HK$5,422M
(91%)
2001
HK$6,812M
HK$998M
(15%)
HK$5,814M
(85%)
2002
HK$7,881M
HK$1,600M
(20%)
HK$6,281M
(80%)
2003
SoC
Non-SoC

Effective Tax Rate

The Group's effective tax rate for the year was 17.5% compared to 12.9% in 2002. The increase in the effective tax rate was principally due to the change in Hong Kong profits tax rate from 16% to 17.5% in 2003 and increased provision for withholding and dividend distribution taxes on retained profits of our overseas affiliates.

Dividends

During the year, three interim dividends each of HK$0.41 per share were paid, totalling HK$1.23 per share. The Board has recommended that a final dividend of HK$0.65 per share and a special final dividend of HK$0.10 per share be proposed for approval at the forthcoming Annual General Meeting, making a total of HK$1.98 per share for the year.

Electricity Business in Hong Kong

	2003 HK$M	2002 HK$M
Turnover	**25,739**	25,844
Profit before Financing and Taxation		
– Sales of electricity	**6,311**	7,147
– Share of CAPCO's profit before taxation	**1,716**	1,572
	8,027	8,719
Transfers under SoC	**(365)**	(1,643)
Earnings		
– SoC earnings	**6,281**	5,814
– China sales	**82**	64
Fixed Assets and Investments		
– Fixed assets	**39,262**	36,279
– Investment in CAPCO	**5,983**	5,109
Development Fund	**2,960**	3,372
Special Provision Account	**176**	670

Turnover

Total unit sales increased by 3.9% to 31,043GWh for the year ended 31 December 2003, and comprised 28,035GWh sold to Hong Kong customers and 3,008GWh to customers in the Chinese mainland. As there was no basic tariff increase in 2003, the slight decrease in turnover by 0.4% to HK$25,739 million was mainly due to fuel clause adjustment as a result of lower composite fuel price for the year.

Electricity sales to customers in Hong Kong grew by 1.2% in 2003, with increased contributions from the Residential and Infrastructure and Public Services sectors. Sales to the Residential sector increased by 3.6%, in line with the increase in the number of customers. The Infrastructure and Public Services sector (formerly described as Government and Others sector) recorded sales growth of 3.8%, which was supported by the new infrastructure projects in 2003. Low sales growth in the Commercial sector was mainly due to the effect of the outbreak of SARS in the second quarter. Sales to the Manufacturing sector recorded a 7.4% decrease, resulting from Hong Kong's continuing transformation from a manufacturing to a services-based economy. The Manufacturing sector now accounts for less than 10% of total sales.

Sales to the Chinese mainland increased by 38.3% and represented 9.7% of the total sales in 2003. They consisted of 2,165GWh (2002: 1,429GWh) sold to Guangdong Guang-Dian Power Grid Group Company Limited and 843GWh (2002: 746GWh) to the Shekou Industrial Zone.

The total export sales of 3,008GWh in 2003 (2002: 2,175GWh) were the highest sales to the Chinese mainland in a year since 1996 and were the result of the strong economic growth and hot weather in Guangdong during the year. The export sales assist Guangdong to meet its electricity demand and provide additional revenue that will offset costs for our Hong Kong customers. They also contribute to shareholder earnings as the profits from such sales are allocated on an 80/20 basis between customers and shareholders.

Electricity Sales	Number of Customers '000	Year ended 31.12.2003 GWh	Increase/ (Decrease) over 2002 %	Average Annual Sales Change over 1999-2003 %
Residential	**1,833**	**7,180**	3.6	1.5
Commercial	**177**	**10,698**	0.3	3.0
Infrastructure and Public Services	**70**	**7,301**	3.8	5.5
	2,080	**25,179**	2.2	3.2
Manufacturing	**38**	**2,856**	(7.4)	(4.8)
Total local sales	**2,118**	**28,035**	1.2	2.2
Export sales	–	**3,008**	38.3	37.6
Total sales	**2,118**	**31,043**	3.9	3.8

Operating Expenses

Operating expenses of the Hong Kong electricity business, including finance costs and CAPCO's operating expenses and profit, increased by 3.9% to HK$19,522 million.

	2003 HK$M	2002 HK$M	Increase/ (Decrease) %
Operating costs	**2,817**	2,752	**2.4**
Fuel	**2,901**	3,268	**(11.2)**
Purchases of nuclear electricity	**5,134**	4,976	**3.2**
Depreciation	**3,439**	3,164	**8.7**
Operating interest	**459**	617	**(25.6)**
	14,750	14,777	**(0.2)**
Deferral premium	**494**	96	
CAPCO's profit before taxation	**4,278**	3,917	
	19,522	18,790	**3.9**

Operating Costs

Operating costs increased by 2.4% to HK$2,817 million in 2003, in line with the increase in unit sales.

Fuel

Fuel expense decreased by 11.2% to HK$2,901 million in 2003 due to lower composite fuel price. The average fuel cost for the year was about HK¢12.20 per unit generated, HK¢1.99 per unit lower than in 2002.

Purchases of Nuclear Electricity

During the year, we purchased 10,069GWh (2002: 9,881GWh) of power from GNPS under the offtake contract covering 70% of GNPS's output. Total purchases amounted to HK$5,134 million, an increase of 3.2% compared to 2002.

Operating Interest

Lower operating interest was mainly due to lower interest rates and lower loan balances after ongoing repayments of CAPCO's loans.

Deferral Premium

This represents the payment for the additional costs incurred by vendors for deferred delivery of the generating plants for Units 7 and 8 of the Black Point Power Station. A special provision account (as discussed below) has been set up to absorb this expense.

CAPCO's Profit Before Taxation

This represents CAPCO's share of the SoC profit and China sales profit before taxation. It forms part of CLP Power Hong Kong's power purchase cost from CAPCO.

Profit Before Financing and Taxation

The profit before financing and taxation of the Hong Kong electricity business in 2003 amounted to HK$8,027 million, a decrease of HK$692 million compared to 2002. This was mainly due to the payment of deferral premium of HK$494 million in 2003.

Transfers under Scheme of Control

Transfers under the SoC requirements totalled HK$365 million in 2003. The transfer to the Development Fund, representing the difference between the SoC profit and the permitted return, was HK$572 million. The transfer from the special provision account of HK$494 million is to offset the amount of deferral premium charged to operating expenses. The transfer to the rate reduction reserve amounted to HK$287 million, which represented a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account.

Transfers under SoC	2003 HK$M	2002 HK$M
To Development Fund	**(572)**	(1,420)
From special provision account	**494**	96
To rate reduction reserve	**(287)**	(319)
	(365)	(1,643)

Earnings

The SoC net return, including our share of CAPCO's net return, amounted to HK$6,281 million, an increase of 8% over last year. This resulted from the combined effect of on-going investments in capital work programmes to meet new demand and to enhance services to customers and lower interest cost to shareholders. In addition, the increase in sales to the Chinese mainland raised the China sales profit to HK$82 million (2002: HK$64 million).

Fixed Assets and Investments

During the year, CLP Power Hong Kong invested HK$5,125 million (2002: HK$4,923 million) in the transmission and distribution networks as well as in customer services and other supporting facilities. Capital expenditure incurred by CAPCO was HK$2,148 million (2002: HK$938 million), an increase of 129% from last year. This was for the construction of Units 7 and 8 of the Black Point Power Station as well as improvement works on existing generating plants.

CLP Power Hong Kong's investment in CAPCO amounted to HK$5,983 million, an increase of HK$874 million as a result of the increase in advances to CAPCO. CLP Power Hong Kong provides funds to CAPCO as shareholders' advances in the form of interest-free loans. As at 31 December 2003, CLP Power Hong Kong's advances to CAPCO amounted to HK$5,768 million (2002: HK$4,934 million).

Development Fund

The Development Fund balance as at 31 December 2003 was HK$2,960 million (2002: HK$3,372 million). The decrease resulted from tariff rebates made to customers being more than the transfer from profit and loss account during the year. The Development Fund balance represented 4.6% (2002: 5.5%) of the SoC average net fixed assets of CLP Power Hong Kong and CAPCO.

The Development Fund represents a liability of the Group and does not accrue to the benefit of shareholders. Its main purpose is to assist in financing the acquisition of SoC fixed assets.

Special Provision Account

CLP Power Hong Kong and CAPCO agreed with the Hong Kong Government in December 1999 to further defer construction of Units 7 and 8 of the Black Point Power Station. A total of HK$803 million was set aside from the Development Fund to a special provision account to absorb the deferral premium payments. Up to 31 December 2003, HK$627 million has been transferred from the special provision account to offset the deferral premium charges.

Electricity Business in the Chinese Mainland

	2003 HK$M	2002 HK$M
Profit before Financing and Taxation	**1,145**	968
Earnings		
– GNPJVC	**696**	676
– PSDC	**67**	70
– Other projects	**172**	81
	935	827
Investments		
– Investments in affiliated companies	**6,400**	6,291

Earnings

Our electricity business in the Chinese mainland achieved encouraging results in 2003, with its contribution to our operating earnings increasing by 13.1% to HK$935 million.

Our share of profit from GNPJVC was HK$696 million, an increase from the 2002 level of HK$676 million due to higher generation. Earnings from PSDC were HK$67 million, a slight decrease from 2002 due to the impact of depreciation on the fixed assets value.

Earnings from other projects in the Chinese mainland totalled HK$172 million, an increase of HK$91 million compared to 2002. Contributions from CLP Guohua and Shenmu increased by over 40% mainly due to higher sales volume. Earnings from SZPC were slightly higher than the 2002 level due to the commissioning of Heze II in 2003. Anshun II, which is in trial operation, is expected to generate meaningful earnings to the Group starting in 2004. For Huaiji, the collection of electricity charges from the offtaker remains slow.

The income from this business is derived from joint ventures. In accordance with generally accepted accounting principles in Hong Kong, their revenues are not consolidated in the Group's turnover.

Investments

In accordance with the joint venture agreements for the Anshun II project, we are required to contribute by stages a total share capital of RMB440 million. The amount paid by the end of 2003 was approximately RMB154 million, with the remainder to be paid by April 2004.

Electricity Business in the Asia-Pacific Region

	2003 HK$M	2002 HK$M
Turnover	**2,310**	35
Profit before Financing and Taxation	**1,415**	347
Earnings	**710**	348
Fixed Assets and Investments		
– Fixed assets	**14,693**	8
– Investments in affiliated companies	**2,951**	7,735
– Investment securities	–	264
– Other investments	–	671

Turnover

Turnover represents primarily the revenue of Yallourn Energy and GPEC as from April and June 2003 respectively, when each became a subsidiary company of the Group.

Yallourn Energy operates as a merchant plant in Australia's National Electricity Market and bids its output into the pool. In order to provide volume and price stability, it negotiates a range of hedging contracts under which around 85% to 90% of its expected generation output is protected against pool price volatility. For the full year 2003, the total units sold by Yallourn Energy were 10,350GWh.

GPEC sells all its output to GEB through a long-term power purchase agreement, which enables it to recover fixed costs and profits providing the plant achieves the necessary level of availability. During the year, GPEC achieved a high level of availability and operated in accordance with despatch instructions from GEB.

Earnings

Our electricity business in the Asia-Pacific region achieved another year of strong earnings growth. Earnings from this segment doubled to HK$710 million as a result of the enhanced contribution from each of the following investments:

- GPEC's financial results improved considerably as GEB agreed in late 2003 to utilise the proceeds from the Rupee 4,000 million (approximately HK$680 million) bond issued in early 2004 to settle a significant portion of the overdue receivables. Earnings from GPEC increased by HK$143 million to HK$341 million in 2003.
- Yallourn Energy achieved good operational performance and contributed earnings of HK$142 million in 2003 (2002: HK$100 million). The strong Australian dollar and our additional shareholding acquired during the year also contributed to the increase.
- Our share of profit from Ho-Ping increased significantly in 2003 since this was its first full year of operation after commissioning.
- The increase in earnings from EGCO reflected higher generation revenue and its share of profit from new investment activities, together with favourable exchange rates.

During the year, we sold our 5% shareholding in YTL Power in Malaysia for a total consideration of HK$659 million and recorded a loss of HK$12 million.

Fixed Assets and Investments

During the first half of 2003, we acquired Powergen's remaining interests in BLCP, Yallourn Energy and GPEC for a total consideration of HK$875 million. Pursuant to the Equity Contribution Agreement relating to the BLCP power project, we are required to make further equity contributions of US$145 million by 2007.

Fixed assets as at 31 December 2003 amounted to HK$14,693 million, and comprised primarily the generating plants and other assets of Yallourn Energy and GPEC of HK$11,430 million and HK$3,257 million respectively. Capital expenditure by Yallourn Energy since acquisition in April 2003 was HK$460 million, with major projects including the upgrade of power station instrumentation and control systems and the development of new areas of the captive coal mine. GPEC has invested HK$2 million in plant and equipment since June 2003.

With higher than expected capital expenditure requirements over the next few years, Yallourn Energy forecasts that in order to meet the debt service cover ratios as stipulated in the relevant loan agreements, it may require contingent equity support to be provided by its shareholders. For 2004, the total equity support required by Yallourn Energy is estimated to be about A$60 million based on a 100% ownership.

Electricity-Related Business

	Property Business		Telecom Business		Other Activities		Total	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
Turnover	**17**	30	**25**	71	**157**	154	**199**	255
Profit/(Loss) before Financing and Taxation	**291**	595	**(86)**	(182)	**(17)**	(51)	**188**	362
Earnings/(Losses)	**240**	546	**(86)**	(182)	**(41)**	(59)	**113**	305
Investments	**862**	1,123	**84**	150	**19**	23	**965**	1,296

The Group's share of profit from the sale of residential units and parking spaces in the Hok Un redevelopment amounted to HK$240 million (2002: HK$233 million). Losses from the telecommunications business, including the provision for impairment, were substantially reduced to HK$86 million after transferring our retail business to PowerCom in 2002 and stringent cost control over the ChinaLink business.

Financial Position

Fixed Assets and Capital Expenditure

As at the end of 2003, fixed assets of the Group amounted to HK$54,157 million (2002: HK$36,550 million) and comprised HK$39,258 million (2002: HK$36,273 million) from the SoC business and HK$14,899 million (2002: HK$277 million) from the non-SoC business. The significant increase in non-SoC fixed assets was due to the consolidation of Yallourn Energy and GPEC.

During the year, the Group invested HK$5,594 million (2002: HK$4,935 million) in fixed assets, of which HK$5,125 million (2002: HK$4,923 million) was invested by CLP Power Hong Kong in the SoC business and HK$462 million by Yallourn Energy and GPEC.

Capital expenditure contracted but not provided for in the accounts as at 31 December 2003 amounted to HK$2,984 million (2002: HK$3,056 million), of which HK$310 million was for Yallourn Energy and GPEC. These contracted amounts are primarily for enhancing our transmission and distribution systems in Hong Kong and the power station control system upgrade and mine development in Yallourn Energy.

Goodwill

Acquisitions of interests in Yallourn Energy and GPEC during the period 2001-2003 resulted in net negative goodwill of HK$1,081 million, which is being amortised over the economic lives from the respective dates of acquisition. As at 31 December 2003, the Group had unamortised net negative goodwill of HK$1,017 million.

Interests in Jointly Controlled Entities, Associated Companies and Investment Securities

The summary of the Group's interests in each geographical region is shown below:

	2003 HK$M	2002 HK$M
Electricity Business		
Asia-Pacific region	**2,951**	8,670
Chinese mainland	**6,400**	6,291
Hong Kong	**5,983**	5,109
	15,334	20,070
Property and other businesses	**965**	1,296
	16,299	21,366

The decline in interests in the Asia-Pacific region in 2003 resulted from the reclassification of Yallourn Energy and GPEC from jointly controlled entities to subsidiaries of the Group as well as the disposal of our shareholding in YTL Power.

Total Assets by Geographical Locations



64%
36%
Hong Kong
Outside Hong Kong
17%
7%
2%
2%
8%
Australia
India
Taiwan
Thailand
Chinese Mainland

Deferred Tax Assets and Liabilities

In August 2002, the Hong Kong Society of Accountants issued SSAP No. 12 (Revised) "Income Taxes" which became effective from 1 January 2003. The revised SSAP No. 12 requires deferred taxation to be provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

Previously, in the SoC business, we fully recognised deferred taxation arising from timing differences attributable to accelerated depreciation at the taxation rate in force in the year in which the differences arose. In the non-SoC businesses, deferred taxation was provided only if the deferred tax liabilities would be crystallised within the foreseeable future.

On 1 January 2003, we adopted SSAP No. 12 (Revised) "Income Taxes". The adoption of this standard represents a change in accounting policy and where appropriate comparative figures were retrospectively restated, including recognition of deferred tax assets. Details on the effect of the adoption of SSAP No. 12 are set out in Notes 1(Q) and 29 to the Accounts of this Annual Report.

The deferred tax assets of HK$952 million as at the year-end related to Yallourn Energy and GPEC and represented principally the net tax losses that could be utilised in the future.

The deferred tax liabilities increased from HK$3,610 million to HK$4,614 million during the year, mainly due to (i) the change in Hong Kong profits tax rate, (ii) provision for dividend distribution tax and withholding tax for investments outside Hong Kong and (iii) temporary difference caused by accelerated tax depreciation.

Current Assets and Liabilities

As at 31 December 2003, the Group had liquid funds of HK$787 million (2002: HK$516 million), of which 64% were denominated in foreign currency mainly held by Yallourn Energy and GPEC. The remainder was in Hong Kong dollars. Trade and other receivables increased from HK$1,256 million to HK$4,424 million, of which HK$3,153 million was attributed to Yallourn Energy and GPEC.

Total current liabilities as at 31 December 2003, including deposits from our Hong Kong electricity customers of HK$2,878 million, amounted to HK$8,905 million. With the projected cash flow from operations and credit facilities arranged, the Group anticipates that it will have sufficient funds to meet these liabilities.

The Group has no significant operating lease commitments or sale and leaseback arrangements.

Shareholders' Funds

The shareholders' funds as at 31 December 2003 increased 9.1% to HK$40,241 million (2002: HK$36,888 million). The increase was mainly attributable to the retained profits of HK$2,943 million after dividend payments and an increase in reserves of HK$369 million arising from translation of overseas investments to Hong Kong dollar.

In 2002, CLP Holdings undertook a restructuring of its balance sheet by the transfer of approximately HK$10 billion from the share premium account to the distributable reserves of the Company. The increase in distributable reserves will provide greater flexibility for CLP Holdings in terms of its dividend or share repurchase policies. As at 31 December 2003, the distributable reserves of CLP Holdings amounted to HK$16,323 million (2002: HK$16,340 million).

Borrowings

Total borrowings increased from HK$9,297 million to HK$18,697 million, of which Yallourn Energy and GPEC accounted for HK$8,051 million. Details of the Group's borrowings and capital resources are provided in the "Financing/Funding" section.



We adopt a prudent approach to all our financial arrangements.

Financing/Funding

Borrowings and Capital Resources

Our business expansion, in particular, capital expenditure programmes by CLP Power Hong Kong and CAPCO for our Hong Kong electricity business, is funded by bank loans, debt securities and cash flow from operations.

Financing facilities totalling HK$28.0 billion were available to the Group, including HK$9.8 billion for Yallourn Energy and GPEC. Of the available facilities, HK$18.7 billion had been drawn down, of which HK$8.1 billion was by Yallourn Energy and GPEC. Facilities totalling HK$15.4 billion were available to CAPCO, of which HK$9.8 billion were drawn down.

Our total debt to total capital as at 31 December 2003 was 31.5% and interest cover was 12 times. The increase in gearing ratio over year 2002 was due to the consolidation of the debts, which are without recourse to CLP Holdings, of Yallourn Energy and GPEC.

Financing

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In June and September 2003, CLP Power Hong Kong issued two tranches of fixed rate notes due 2013 of HK$500 million each, with coupon rates at 4.45% and 5% respectively, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 31 December 2003, about HK$3,340 million notes have been issued under the MTN Programme. In January 2004, CLP Power Hong Kong issued another tranche of HK$500 million fixed rate notes due 2014 with coupon rate at 4.93% under the MTN programme.

In September 2003, CLP Power Hong Kong took advantage of the liquidity in the Hong Kong bank market to arrange a HK$3 billion 5-year revolving credit to refinance its shorter maturity existing loan at an attractive interest rate margin.

In November 2003, CAPCO concluded a HK$2,340 million 8.5-year loan for refinancing its US dollar export credit facilities previously arranged for financing Black Point Power Station Units 7 and 8. Apart from achieving interest savings, the refinancing also eliminated the US dollar exposure related to the project loan and interest of the original facilities.

The financial obligations of the Group, CAPCO and PSDC, and the Group's share of the financial obligations of the jointly controlled entities and associated companies as at 31 December 2003 are shown on pages 74 and 75.

Debt Profile

The type, interest rate, maturity and currency profiles of borrowings of the Group and CAPCO as at 31 December 2003:



Available Facility in Percentage (Note 1)
CLP Group Total HK$28.0bn
8
63
12
17
CLP Group + CAPCO Total HK$43.4bn
11
5
1
60
8
15
Loan Balance in Percentage
CLP Group Total HK$18.7bn
13
66
18
3
CLP Group + CAPCO Total HK$28.5bn
5
8
1
68
12
6
Export Credits
US Dollar Notes due 2006
Private Placement
Term Loans
Medium Term Notes
Money Market Line
Interest Rate Base in Percentage (Note 2)
CLP Group
41
59
CLP Group + CAPCO
39
61
Floating Rate
Fixed Rate
Maturity in Percentage
CLP Group
6
4
57
33
CLP Group + CAPCO
14
8
50
28
Within 1 Year
1-2 Years
2-5 Years*
Beyond 5 Years
* Including loan drawdown with current tenor less than 1 year under revolving facility with final maturity falling between 2-5 years.
Currency in Percentage (Notes 3 & 4)
CLP Group
50
8
1
16
25
CLP Group + CAPCO
33
5
1
1
27
33
AUD
EUR
INR
USD
HKD
Foreign Currency Hedged into HKD

Note (1): For the Medium Term Note Programme, only the amount (HK$3,340 million) of the Notes issued as at 31 December 2003 was included in the total amount of Available Facility.

(2): 82% of Yallourn Energy and GPEC's combined loans are at fixed or swapped to fixed rates. With the consolidation of these two subsidiaries, the percentage of fixed rate loans in the CLP Group is 59%, compared to 41% if borrowings of Yallourn Energy and GPEC were not included.

(3): The Australian dollar loans were mainly incurred by Yallourn Energy to refinance its project debts in 2001 and by CLP Holdings to hedge against currency exposure of the Group's investment in Yallourn Energy.

(4): The loans in Euros and Indian Rupees were drawn by GPEC.

Credit Rating

The Group's financial strength is reflected in ratings assigned by Standard & Poor's (S&P) and Moody's. On 16 October 2003, Moody's upgraded the foreign currency ratings of CLP Holdings and CLP Power Hong Kong from A3 to A1 in line with its decision to upgrade Hong Kong's foreign currency rating from A3 to A1 on the same day. The outlook for Hong Kong, CLP Holdings and CLP Power Hong Kong was changed by Moody's from positive to stable.

These credit ratings are supported by the strong cash flow generating ability and prudent financial structure of the Group. Our premier credit ratings can facilitate and enhance our position in local and overseas business activities, including fund raising, investment and new business opportunities of the Group.

The current credit ratings of CLP Holdings and CLP Power Hong Kong are set out below:

	CLP Holdings		CLP Power Hong Kong		Hong Kong Government	
	S&P	Moody's	S&P	Moody's	S&P	Moody's
Long-term Rating						
Foreign currency	A+	A1	A+	A1	A+	A1
Outlook	Stable	Stable	Stable	Stable	Stable	Stable
Local currency	A+	Aa2	A+	Aa1	AA-	Aa3
Outlook	Stable	Stable	Stable	Stable	Negative	Stable
Short-term Rating						
Foreign currency	A-1	P-1	A-1	P-1	A-1	P-1
Local currency	A-1	–	A-1	–	A-1+	–

Cash Flows – Group

Net cash provided by operating activities amounted to HK$6,436 million, a decrease of HK$517 million mainly due to larger rebates to customers being provided by CLP Power Hong Kong in 2003.

Cash used in investing activities included the capital expenditure of CLP Power Hong Kong and Yallourn Energy as well as investments in power projects in the Asia-Pacific region and advances to CAPCO. This was partly offset by dividends received from investments and profits received from the Hok Un joint venture. Cash was also received from the realisation of surplus assets upon winding up of the previous retirement schemes in Hong Kong after establishment of a new scheme.

Net cash used in financing activities in 2003 primarily resulted from the payment of dividends, partly offset by increase in borrowings.

	2003 HK$M	2002 HK$M	Change HK$M
Cash provided by/(used in):			
Operating activities	**6,436**	6,953	**(517)**
Investing activities	**(1,911)**	(4,509)	**2,598**
Financing activities	**(4,287)**	(2,008)	**(2,279)**
	238	436	**(198)**

The cash flow generated from our Hong Kong operations has been and is expected to continue to be our principal source of liquidity.



The management and mitigation of risk is a constant task and a shared responsibility.

Risk Management

Management of risks is the responsibility of the Board, Management and staff, with Group Internal Audit playing a key monitoring role.

This section of the MD&A identifies CLP's current major risks and outlines some of the measures taken to address those risks. The purpose of this section is not to identify each and every risk applicable to CLP's business, but to provide shareholders with a suitable degree of confidence that the Board and Management actively review the risks arising from the Company's activities and take steps to mitigate such risks.


Board and Board Committees

Board and Board Committees

- Determine policies for risk management and control within CLP
- Regularly review CLP's strategies and risks and controls associated with those strategies

Group Internal Audit

- Audits all aspects of CLP's activities and internal controls
- Reports on the effectiveness of risk management measures
- Liaises with External Auditors on quality of system of internal control

Management and Staff

- Identify risks
- Design risk mitigation measures
- Operate and monitor the processes to support effective implementation of CLP's strategies

Manage risks including:

Financial Risks, such as

- Reliance on a single earnings source
- Cash flow and liquidity
- Accounting and financial reliability and integrity
- Pension obligations
- Foreign currency risks
- Interest rate risks
- Off-balance sheet financial instruments

Market Risks, such as

- Market reform
- Uncertain China sales from Hong Kong
- Increased competition
- Mainland power tariffs
- Electricity sales and purchase risks
- Collection of receivables

Operational Risks, such as

- Supply reliability
- Fuel supply
- Availability of generating units
- Environmental regulations
- Physical damage and liabilities
- Technology developments

Financial Risks

Reliance on a Single Earnings Source

Reliance on the Hong Kong's electricity business as the sole source of our earnings would expose the Company to "single market risk" through vulnerability to slowing electricity demand growth in Hong Kong and potential adverse regulatory change. CLP has developed businesses in the Chinese mainland and Asia-Pacific region, so as to move the Group away from dependence only on earnings from the existing Hong Kong business. Outside Hong Kong, we have sought to establish a meaningful presence in a number of countries, as opposed to focusing on any one country only and thereby creating a substantial financial exposure to regulatory and market risks in that country.

Cash Flow and Liquidity

The electricity business is highly capital intensive and returns are generated over a long term. It is important that CLP guards against the risks arising from cash flow and liquidity problems. We closely monitor our cash management and resources, including contingent liabilities (see chart on page 74) that might call on those resources. We maintain a conservative capital reserve, emphasise that capital is expensive and prioritise competing claims on capital. We act prudently to ensure the cash flow from our established businesses remains sufficient to fund dividends to shareholders and potential new investments, whilst maintaining a robust financial position.

Accounting and Financial Reliability and Integrity

Corporate failures in Europe and the United States have emphasised the risks to companies of inaccurate and improper financial reporting and accounting. Even the perception of misdoing can lead to a massive and irreversible loss of market confidence. No company can ever be free from the shadow of individual misdeeds, but CLP does everything reasonably possible to protect itself and its shareholders against such risks. The "Corporate Governance" section of this Annual Report describes our commitment to ethical business standards and the structures that are in place to make good this commitment, including the necessary checks and balances.

Pension Obligations

We are aware of the long-term financial exposure which can arise from under-funded pension obligations owed to our employees, particularly as a result of poorly performing stock markets and the levels of investment returns in recent years. CLP has managed this risk by transferring all of its employees in Hong Kong (representing more than 80% of our total workforce) from defined benefit schemes (where the level of pension benefits is, in effect, guaranteed by CLP irrespective of the performance of the underlying investments) to a defined contribution scheme (where the contributions by employer and employee are defined, the investment decisions are made by the employees and the final level of benefits payable is determined by the actual performance of the underlying investments).

Foreign Currency Risks

The Group's foreign currency exposures mainly arise from the loan repayment/interest payment obligations, purchases of goods and services, fuel-related payments and overseas investment activities. Apart from using forward foreign exchange contracts, currency swaps and options to manage the currency exposure, we also adopt an approach of financing our investments by borrowings of matching currency where appropriate to mitigate the currency risk.

During the year, CLP Power Hong Kong arranged further US dollar forward purchases of approximately HK$30.3 billion equivalent to hedge significantly its US dollar exposure.

Interest Rate Risks

The Group mainly uses interest rate swaps as instruments to manage its interest rate risk within a preferred interest rate mix. Our Australian subsidiary, Yallourn Energy, also employed forward rate agreements and interest rate swaptions to adjust the interest rate mix within pre-determined parameters. As at 31 December 2003, there were no forward rate agreements and interest rate swaption contracts outstanding.

Off-Balance Sheet Financial Instruments

The Group uses different derivative instruments to manage its exposure to foreign currency, interest rate risks, and price risks associated with the sales and purchases of electricity in Australia, with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers. All transactions are made with counter-parties with acceptable credit quality and a limit is assigned to each counter-party for monitoring the credit exposure. Other than certain limited electricity trading activities engaged by Yallourn Energy, all derivative instruments are employed solely for hedging purposes.

The fair value of the Group's outstanding derivative instruments as at 31 December 2003 was at deficit of HK$194.8 million (HK$327.9 million deficit for the Group and CAPCO combined), which represents the net amount we would pay if these contracts were closed out at 31 December 2003. The deficit was largely caused by a significant year-end decline in the forward currency markets for the US dollar. The fair market value of Yallourn Energy's energy trading activities was at surplus of HK$1.2 million.

As at 31 December 2003, we had gross outstanding derivative instruments amounting to HK$76.2 billion (HK$80.8 billion for the Group and CAPCO combined), out of which HK$0.4 billion was energy trading contracts. The breakdown by types and maturity profile of the Group's derivative instruments are shown in the charts below:

Types and Maturity Profile of Off-Balance Sheet Financial Instruments as at 31 December 2003


CLP Group
By Instrument Type
21%
6%
9%
4%
60%
Currency Swaps & Options
Energy Hedging & Trading Options
Energy Hedging & Trading Swap Contracts
Forward Foreign Exchange Contracts
Interest Rate Swaps
CLP Group + CAPCO
By Instrument Type
26%
6%
9%
4%
55%
By Maturity
5%
18%
22%
55%
Within 1 year
1-2 years
2-5 years
Beyond 5 years
By Maturity
11%
17%
21%
51%

Market Risks

Market Reform

In Hong Kong, CLP faces regulatory risk in the form of possible adverse regulatory change post-2008 and more stringent environmental control. These risks are being addressed by a range of measures including:

- continued competent and effective operation of the Hong Kong electricity business as measured, for instance, through supply reliability, tariff control and quality of customer service. This demonstrates the merits of the current regulatory regime and reinforces our reputation as a responsible and trusted public service provider;
- engagement with our stakeholders, so that they have a realistic and informed appreciation of our performance under the existing regulatory regime and the risks and implications of alternative regulatory structures; and
- proactive participation in the management of Pearl River Delta air quality issues, such as by the development of long-term gas supply to our generating plants in Hong Kong and responsible environmental performance.

The "Business Outlook" section of this MD&A explains the business risk associated with the reform of the Mainland electricity market. We intend to measure and control the risks associated with continued investment in the China power sector by cautious and selective pursuit of investment opportunities where the risks and rewards conform to our established investment criteria.

The restructuring of the Thai electricity industry could challenge the value of our investment in EGCO, if the outcome of that reform fails to provide a level playing field for private sector participation. We are working actively with the Thai authorities, EGAT and Banpu Public Company, our partner in the BLCP project, to promote and achieve a result which safeguards EGCO's future, avoids conflicts of interest between EGCO and EGAT and makes use of our existing relationship with Banpu. The pace and scale of our presence in Thailand will be measured against regulatory clarity.

Uncertain China Sales from Hong Kong

Our sales of electricity to the Mainland may be subject to early termination or downward tariff pressure and Guangdong Guang-Dian Power Grid Group Company Limited may not take the expected level of supply if reliable supplies are provided from other sources. Against these risks, we:

- have designed a tariff structure providing an aligned interest for CLP and our Mainland customers;
- provide reliable power to those customers and maintain an excellent working relationship with them; and
- are looking for alternative opportunities to participate in the supply of power to the Mainland.

Increased Competition

Competition for our electricity business in Hong Kong might come in a number of forms:

- competition from gas suppliers in the domestic and commercial sectors;
- development of alternative generation technology such as microturbines and fuel cells, wind turbines, solar thermal or solar photovoltaic systems; and
- loss of business to electricity competitors, whether domestic or from Guangdong, for major contestable customers in the event of regulatory change in Hong Kong.

In the face of such risks, we:

- aim to provide a quality service which ensures that our customers would choose to do business with CLP, even if alternative energy suppliers were or became available;
- make considerable efforts in product development and the promotion of the "all electricity" concept for commercial and residential customers;
- have strengthened our account management for all strategic customers. We plan to extend our account management services to small- and medium-sized enterprises, offering creative and cost-effective energy solutions which address their specific business needs; and

- educate stakeholders on the challenges in introducing competition to Hong Kong, given the supply situation in southern China and physical constraints within Hong Kong.

Mainland Power Tariffs

A key risk in the China market is the need to agree tariffs with the relevant authorities for each new generating plant as it is commissioned and thereafter for tariff levels to be reviewed and approved by the authorities on a regular basis. This tariff risk can be addressed through:

- careful pre-investment analysis to ensure that the cost of generation from the proposed asset (whether greenfield or existing) will be competitive in the market to which electricity will be supplied. This also involves consideration of the supply/demand balance in that market, so as to provide assurance that the plant will actually be despatched to an extent and at prices which will be economically viable;
- on-going cost control disciplines, including with respect to fuel procurement, to enable the asset to continue to deliver shareholder value, notwithstanding future downward tariff pressure; and
- establishing and maintaining a good relationship with the tariff approval authorities, based on a reputation for responsible and efficient plant operation.

Electricity Sales and Purchase Risks

Yallourn Energy's revenue is predominantly derived from the sale of electricity into Australia's National Electricity Market (NEM). There are risks in the Australian electricity sector resulting from price volatility and the possibility of continuing low pool prices. We aim to manage these risks by:

- maintaining Yallourn Energy's position as a low-cost electricity generator;
- entering into electricity energy contracts, including forward electricity pricing contracts, swaps and options contracts to help reduce the impact on earnings of the volatility of NEM pool prices;
- engaging in limited energy trading activities;
- strengthening the controls and procedures within Yallourn Energy to ensure trading and marketing activities are conducted within a clear and appropriate framework; and
- seeking to diversify from ownership of a single generating asset towards a broader-based Australian business including, over time, a possible presence in the distribution and retail sectors.

Collection of Receivables

The key risk in the Indian market is associated with the financial position of the state-owned electricity boards which purchase the output of the IPPs. During 2003, progress was made in the mitigation of this risk, both at country level through the introduction of the Electricity Act and at project level where a revised PPA was agreed between GEB and GPEC. GEB issued a bond to assist in the payment of outstanding electricity charges due to GPEC. We do not intend to increase our exposure to the Indian market until and unless our experience with our GPEC investment has satisfied us that the risks are manageable and that sustainable value can be created.

Operational Risks

Supply Reliability

A major risk for an electricity supplier, and one to which the community would rightly be extremely sensitive, comes through the possibility of prolonged shutdown of generating plant due to critical plant systems breakdown or high unplanned outages and abnormal voltage deviations. Amongst the many steps taken by CLP in Hong Kong in response to these risks are:

- Hazard and Operability (HAZOP) and Re-HAZOP studies of plant systems; for example, in 2003 more than 10 plant systems were assessed;
- backup systems for critical process control;
- continued identification and implementation of supply reliability and quality improvement projects such as the installation of line arrestors on 132kV and 400kV overhead lines and the introduction of the Power Quality Management System;
- close monitoring of 11kV voltage by enhancing the online monitoring function of our Disturbance Monitoring System; and
- a future assessment of the potential risks that might be caused by rapid development in the South China Grid. Improvements such as revising the under-frequency decoupling scheme have been implemented on the interconnection to reduce system risks.

Availability of Generating Units

The environment for private sector operators in the Thailand and Taiwan markets that sell their output to the state-owned generators under long-term PPAs is favourable and we see a generally cautious approach being taken to further reform. The main risk is the need to achieve high availability of the generating units in order to earn the planned revenue. We are an experienced power plant constructor and operator. Our core industry skills form the basis for our management of this risk.

Fuel Supply

Continuous and adequate supply of fuel to our generating plant in Hong Kong is essential to sustain a reliable electricity supply to our customers. The risks associated with fuel supply can include matters such as the loss of the gas supply from the Yacheng-13 field, inability to maintain adequate coal stocks and a significant increase in fuel costs. Relevant mitigation measures include:

- maintaining a diversified fuel mix of coal, natural gas and nuclear;
- optimising our coal procurement contracting strategy by balancing the use of term and spot contracts;
- proactive supplier management and development;
- maintaining a strategic coal and oil reserve;
- flexible operations at Castle Peak and Black Point Power Stations (including the potential for plant to operate on dual fuel sources such as coal/gas and gas/oil); and
- maintaining multiple fuel sources, to guard against the risk of reliance on a single supply source, for example, the Mainland (where coal shortages started to occur in 2003).

Although the individual circumstances vary, similar disciplines are in place for coal procurement for our investments in the Mainland, Taiwan and, in due course, the BLCP project in Thailand. Our main mitigant for coal supply risk is to enter into long-term supply contracts that provide certainty of price and availability for a significant part of our total requirement for a defined period. A typical long-term contract will have a defined amount of firm and fully committed supply and a further amount available under priced options. We do not contract all of our coal requirement through such long-term contracts because we need operational flexibility for variations in demand and plant availability. Yallourn Energy has a dedicated mine to meet its coal needs. GPEC has entered into a long-term contract for the supply of natural gas.

Environmental Regulations

Our power generation and distribution operations in Hong Kong, the Chinese mainland and Asia-Pacific region are subject to laws and regulations relating to environmental performance and safety. Operations may be affected by mitigation measures such as those required under the Kyoto Protocol which addresses increasing concerns about greenhouse gas emission and global climate change. We mitigate these risks by:

- close monitoring of the environmental aspects of our business at all levels of the Group – from front-line staff to the Board;

- analyzing and addressing environmental issues at all stages of our activities – from pre-investment due diligence through to on-going operations;
- aiming for continuous improvement in environmental performance across the range of our assets, including those in which we have less than a majority stake;
- investigation and, where feasible, adoption of technology to improve environmental performance; and
- willingness to make the additional investment required to enhance environmental performance, recognising that this will be to the long-term benefit of our asset.

The introduction of emissions charges in the Mainland places an increased emphasis on environmental controls and performance. New coal-fired plant will generally need flue gas desulphurisation and low nitrogen oxide combustion systems. These requirements must be factored into the analysis of the cost of construction and operation, such that the economic risk of environmental levies is properly assessed and accounted for.

The "CLP and our Environment" section of this Annual Report and our Social and Environmental Report 2003 set out specific examples of how CLP addresses these issues.

Physical Damage and Liabilities

CLP uses its Operations Integrity Management System (OIMS) as a framework for the disciplined and proactive management of operational risk. The framework includes 11 broad management principles (for example, that inherent safety can be enhanced by using sound standards, procedures and management systems for facility design, construction and start-up activities) and 60 requirements (for example, that a quality control and inspection system must be in place to ensure that facilities meet design specifications and that construction is in accordance with the applicable standards).

OIMS includes a process of Operations Integrity Assessment and Improvement to assess the degree to which requirements are met, to improve operations integrity and maintain accountability. These assessments are conducted by multi-disciplinary teams including expertise from outside the immediate unit.

The OIMS framework was first applied by CLP to its facilities in Hong Kong and forms part of the disciplines applied at our assets elsewhere to manage risk to personnel, facilities, the public and the environment.

Technology Developments

Technology development can present both risks and opportunities for us. The early identification and management of technologies, trends and influences relevant to our business is provided by CLP Research Institute. This was established in 2001 to strengthen our innovation capabilities with the intent of increasing the economic, social and environmental value of our products. In 2003, CLP Research Institute was engaged in a wide range of initiatives including the launch of renewable energy research projects, the development of an energy efficiency research project based on combined generation, heating and cooling at a customer site and exploring customer services technology such as Internet-based intelligent building and load recognition.

Looking ahead, CLP Research Institute has perceived two major change drivers in our service areas – competitive pressure and environmental concerns (including climate change). In addition to building knowledge for us to manage these issues, CLP Research Institute will contribute by:

- proactively bringing emerging issues to the attention of Management, thereby expanding our global perspective on emerging technologies;
- growing the practice and means of knowledge sharing;
- demonstrating a culture of innovation and learning in critical areas; and
- building and maintaining productive relationships with the academic and research communities.

CLP Group's Financial Obligations at a Glance as at 31 December 2003

In recent years, market concerns have grown regarding the financial risks associated with borrowings and unconsolidated financial obligations of listed companies. It is our policy to adopt a prudent approach to such matters. The purpose of the following chart is to explain the total financial obligations of the CLP Group by classifying them into five categories according to their degree of recourse to CLP Holdings.

Category

Category		
1	**Borrowings of CLP Holdings & principal subsidiaries**	Debts of the Company and its principal subsidiaries.
2	**Borrowings of CAPCO & PSDC**	100% of the debts of CAPCO and PSDC. Although the Group holds only a 40% interest in CAPCO and a 49% interest in PSDC, CLP Power Hong Kong has commitments to these companies through power purchase and service agreements, which are further explained in the Scheme of Control Statement on page 142 and Note 33 to the Accounts.
3	**Borrowings of Yallourn Energy & GPEC**	During 2003, the Group acquired Powergen's remaining interests in Yallourn Energy and GPEC and reclassified them as subsidiaries of the Group. These debts are non-recourse to the Company.
4	**Share of debts of major affiliates***	Share of debts of jointly controlled entities and associated company. These debts are non-recourse to the Company and its subsidiaries.
5	**Contingent liabilities**	Contingent liabilities of the Company and its subsidiaries, arising from undertakings given to third parties. Details of these are set out in Note 32 to the Accounts.

* In respect of Category 4, the share of debts are calculated by reference to the Group's shareholding in the relevant affiliated companies


(HK$M)
Total
2003 (HK$M)
2002 (HK$M)
CLP Holdings
$2,776
CLP Power Hong Kong
$7,451
CLP Power Asia
$0
CLP Property
$303
HKNIC
$0
CLP Power China
$0
CLP Power International
$116
$10,646
$9,297
CAPCO
$9,770
PSDC
$590
$10,360
$12,538
Yallourn Energy
$6,444
GPEC
$1,607
$8,051
$5,471
SZPC (29.4%)
CLP Guohua (49.0%)
Shenmu (49.0%)
Huaiji (41.5%)
Guizhou CLP Power (70.0%)
Total
$6,534
Ho-Ping (40.0%)
EGCO (22.4%)
BLCP (50.0%)
Total
$4,321
GNPJVC (25.0%)
$960
$11,815
$10,417
SZPC
$3,396
GPEC
$538
$3,934
$4,490



> We are open about the challenges ahead and confident of our ability to meet them.

Business Outlook

This section of the MD&A describes the outlook for the CLP Group and each of our three major business streams, in every case setting out our plans and activities for 2004 as well as those envisaged for the medium to longer term.

CLP Group

The core of the CLP Group's activities remains the electricity business in Hong Kong, currently regulated under the SoC. The increasing maturity of this business, evidenced by the slowdown of the growth in electricity demand, coupled with a degree of regulatory uncertainty post-2008, has led us to diversify the Group's activities through investment in the power sector in the Chinese mainland and Asia-Pacific region. In the past we have been able to leverage off our skills and assets to create value for shareholders through other activities, such as the Hok Un property redevelopment. However, we do not expect in the foreseeable future to pursue businesses other than those closely related to our primary function as an electricity service provider.

Against this background, the CLP Group's objectives for 2004 and beyond are to:

- operate the Hong Kong electricity business effectively and achieve a satisfactory and viable post-2008 regulatory regime;
- develop substantial and sustainable earnings from our electricity businesses in the Mainland and Asia-Pacific region, both by improving the returns from our existing assets as well as making additional investments. The ability to maintain our earnings per share growth will depend critically on our success in making incremental investments generating quality earnings; and
- enforce cost control disciplines, including in respect of corporate overheads, across the entirety of our activities.

We believe that we have the skills, competences and financial and human resources required to achieve these objectives.

We will continue to implement a prudent financial strategy that balances shareholder value enhancement with reasonable financial risk. We aim to retain a conservative capital structure which ensures sufficient liquidity to fulfill our on-going dividend policy, whilst maintaining adequate "fire power" for financing investment for future growth and, as and when appropriate, to effect share repurchases as a complement to our dividend policy.

Environmental considerations have a steadily growing impact on the commercial, financial and operational aspects of our business, as well as influencing the quality of our relationships with key stakeholders such as customers, communities and governments in all of the countries in which we operate. The "CLP and our Environment" section of this Annual Report, together with our Social and Environmental Report 2003, demonstrates CLP's awareness of the importance of environmental issues and how this is translated into action.

Electricity Business in Hong Kong

Following the completion of the SoC Interim Review in 2003, we do not expect there to be any changes to the regulatory regime applying to our Hong Kong electricity business before the expiry of the current SoC Agreement on 30 September 2008.

During the intervening period, there will be increasing discussions between CLP and the Hong Kong Government regarding the post-2008 electricity regulatory regime. It will be in the interests of all concerned, whether CLP, its shareholders, the Government, electricity customers or the community as a whole, that a viable and sustainable electricity regulatory regime is determined with certainty prior to the expiry of the existing SoC.

At this juncture, we are unable to predict the outcome of discussions with Government on the post-2008 regulatory regime. This reflects, amongst other considerations, the likelihood of a political dimension to the debate about the regulation of our industry. This debate may be influenced by broader political trends in Hong Kong, including in the context of the elections for the Legislative Council in 2004 and 2008 and of a new Chief Executive in 2007.

Irrespective of the nature and timing of discussions with Government on regulatory issues, CLP will continue to strive for world-best practices in all aspects of its business and to ensure the provision to our customers in Hong Kong of an electricity supply which meets their needs and legitimate expectations. In doing so, we not only meet our on-going responsibilities to our customers and the community at large, but also strengthen CLP's reputation as a corporate citizen which has earned and continues to deserve the trust of the community as the provider of an essential public service.

In line with our responsibilities, during 2004 we will focus on the following major plans and activities in Hong Kong:

- maintaining high levels of customer service and, in particular, meeting and where possible exceeding the customer service targets set out in our performance pledges, details of which are set out on our website and sent each year to all our customers;
- implementing capital expenditure programmes in line with business needs. An associated task will be the submission to Government in 2004 of a Financial Plan for the period through to 2008. Under the SoC, this Financial Plan will set out information regarding projections of CLP's revenue and capital budgets, financing plans and tariff levels. The Financial Plan is reviewed by Government and the outcome of that review is put before the Executive Council for approval;
- maintaining our efforts to deliver high performance and flexibility from our generating assets. The construction and commissioning of the remaining two units at the Black Point Power Station to schedule and within budget will be a major exercise for our generation business;
- applying information technology to improve productivity and efficiency. Systems under development and enhancement include those in respect of energy data management and purchasing processes; and
- proactively managing environmental issues, such as our contribution to the improvement of air quality in the Pearl River Delta, emission trading studies and the implementation of our Renewable Energy Initiative.

In the medium to longer term, local electricity sales growth is forecast to be around 2% to 3% for the next three years, largely as a result of new town developments and new infrastructure projects. It is expected that sales of electricity to the Mainland will continue, although the timing and extent of such sales remain hard to predict.

CLP has an excellent track record of cost control and tariff management. There has been no tariff increase since 1998. CLP will continue to make strenuous efforts to avoid or minimise tariff increases. This serves our customers' interest, underlines the merits of the current regulatory regime and illustrates the responsible manner in which we fulfill our regulatory obligations.


8th January, 2004
CLP Power Asia

Our Chairman speaking at the launching ceremony for the Fangchenggang project



Continuous coal shipment unloader being installed at Castle Peak Power Station

On-going capital expenditure in our electricity infrastructure will be required across our business, whether in respect of generation, transmission, distribution or customer services. This is essential in order to maintain the quality of electricity supply to which our customers are accustomed and which they expect to receive. CLP and our shareholders will be looking to Government to provide a suitable degree of assurance and clarity about the post-2008 regulatory regime. This will give the Company, our shareholders and lenders the level of confidence necessary to make investments such as those required to improve the environmental performance of coal-fired plant at Castle Peak Power Station and to make the arrangements necessary for a long-term natural gas supply to replace, during the next decade, the gas now supplied from the Yacheng-13 gas field in the South China Sea.

We remain confident that the combination of:

- the competence and responsibility which we have demonstrated in supplying electricity to the Hong Kong community since 1903;
- our legitimate interests and expectations as the owner of the electricity infrastructure in our supply area; and
- Government and public awareness of the dangers of ill-conceived regulatory change,

will lead to the development and agreement of a post-2008 electricity regulatory regime which continues to strike the right balance between the interests of all stakeholders.

Electricity Business in the Chinese Mainland

The business environment for our electricity business in the Chinese mainland is strongly influenced by the following factors:

- The massive increase in electricity demand, in line with the current boom in economic development in the Mainland, in particular the northern, eastern and southern regions. Electricity demand grew by 15.4% in 2003.
- Power shortages as the Mainland's electricity infrastructure, in terms of both generating and transmission capacity, struggles to keep pace with rapidly rising demand. This was manifested by the outages which occurred in Shanghai during summer 2003, as well as electricity shortages and restrictions elsewhere in China.
- The subsidiaries of the five national generating companies, created by the recent reform of the Mainland power industry, have a significant competitive advantage through the preferential acquisition of generating assets from their parent companies. This creates difficulties for other players seeking to build a business of sufficient scale to compete effectively. The national generating companies also have access to a highly receptive capital market and, in their pursuit of growth, may be highly aggressive in acquiring new projects.
- The continued downward pressure with respect to "on grid" tariffs. This reflects the efforts being made by the

Chinese authorities to hold down tariff levels to customers, whilst reallocating a larger share of total electricity revenues to the transmission and distribution sectors. These urgently need massive investment in order to respond to the demand for electricity and to facilitate the wheeling of power from the point of generation (increasingly in the hinterland and the west of China) to the point of consumption (notably along the Southern and Eastern coastal belt).

- In 2003, the Chinese authorities announced that environmental discharge fees would be imposed on emissions from power generation facilities. Although the method of detailed application of these fees is not yet clear, this potentially impacts the economics of all PRC generation projects.

The CEO's Review in our Annual Report 2002 commented on the combination of the availability of funding in the Mainland's domestic capital markets, generating assets becoming available for acquisition as a result of power sector reform and expectations of continuous growth in electricity demand. This risked to create a market where, notwithstanding underlying regulatory and market risks and tariff uncertainties, foreign and domestic IPPs might bid for assets at prices which did not properly reflect the risks involved over the longer term and the need to earn meaningful returns on investments. This assessment has proved to be largely valid and, in the latter part of 2003, was also reflected in the high price/earnings ratios at which the shares of domestic IPPs have been trading and those obtained on the IPOs of new listed subsidiaries.

Recognising this business environment, the outlook for our activities in the Chinese mainland remains as expressed in last year's Annual Report, namely that we will be extremely selective in our choice of new investments. Over the short to medium term, we are prepared to slow the pace of investment, rather than compromise on its quality.

During 2004, therefore, our focus will largely be on the effective management of our existing investments, such as:

- the full takeover of the two 300MW coal-fired generating units at Anshun II;
- achieving full commercial operation of the 2 x 600MW coal-fired units at Liaocheng;
- restructuring the Huaiji hydro project to improve financial performance;
- continued development of the 2 x 600MW coal-fired units at Fangchenggang, Guangxi province; and
- pursuit of renewable energy opportunities such as hydro power in Sichuan province and wind power generation at locations on the southern China coastline, including work on site studies and data collection.

A challenge for 2004 and likely for succeeding years, is maintaining appropriate tariff levels for those generating assets in which we hold an interest. Although all such stations are currently subject to approved and implemented tariffs, discussions are underway with the relevant authorities for Shandong, Anshun II and Panshan to set the tariff levels for 2004. A satisfactory outcome to those discussions is supported by ongoing efforts in cost control at those stations and the support of CLP's investment partners in those assets.

In the medium to longer term, CLP considers that power shortages may continue for the next two to three years due to continuing rapid growth in electricity demand. However, mismatches between electricity demand and the timing and volume of the introduction of new generating capacity may lead to significant and sharp swings in the electricity supply/demand balance on a regional or provincial basis. The reorganisation and changes in asset ownership resulting from reform of the Mainland power industry may also have implications for some of our existing partnerships. Nonetheless, we are confident that the increase in private sector activity that this reform is bringing to the Mainland power industry, together with the Mainland's continuing strong economic growth, will provide new opportunities for us.

Given this developing situation, our objective will be both to grow our existing assets and partnerships as well as pursue new project opportunities. We intend to focus on strengthening our presence in the South China grid region, where high growth in electricity demand should create opportunities for further greenfield projects. We are also exploring the possibility of tapping into the Mainland's domestic debt and equity markets to fund future expansions and to lower our cost of capital so that we may compete more effectively with Mainland generating companies.

Electricity Business in the Asia-Pacific Region

Electricity markets across the Asia-Pacific region have very differing and individual characteristics. However, it is possible to identify two broad trends which affect the outlook for our business in the region:

- Market reform towards privatisation of state-owned assets and the development of competitive markets has slowed across the Asia-Pacific region. Industry reform in the region is proceeding cautiously and at a slow pace. There are opportunities for private sector involvement, but these are typically within the context of highly state-managed power sectors.
- Economic growth is returning to the Asia-Pacific region and is being reflected in increases in electricity demand which will rapidly take up any existing excess generating capacity.

Australia

Foreign investors have continued to exit the Australian power sector, mostly due to business and financial challenges in their home markets. This creates opportunities for vertical integration between generators and retailers to build a more robust business model and horizontal integration of generators to reduce the risk associated with single asset positions. However, all such proposals are subject to scrutiny against Australia's competition laws.

At present, CLP's presence in Australia is limited to its 92% shareholding in Yallourn Energy. Owing to continuing low pool prices and accelerated capital expenditure, Yallourn Energy may have difficulty in meeting its debt service cover ratio in 2004. As a result, part of A$200 million of shareholders standby funding may have to be injected into Yallourn Energy in 2004. Our objective is to improve Yallourn Energy's liquidity position within an overall restructuring of its debt. While the medium-term contract market has continued to deliver reasonable pricing for Yallourn Energy, spot pool prices have been low in 2003. Our view is that spot prices in the Australian markets are at levels that are unsustainable and that there should be some recovery in prices in 2004. It is likely that any recovery in spot prices will lead to higher pricing levels in the contract market.

Our objective in Australia has been to build a more diversified asset portfolio and move beyond our current single asset position. This will mitigate the risk of market volatility and offer opportunities for increased earnings. In line with this objective, in 2004 we aim to sell down part of our shareholding in Yallourn Energy to a strategic partner and then apply the proceeds of sale towards potential acquisition or merger opportunities in Australia.

Our goal in the medium to longer term is to establish a multi-asset, self-financing Australian business portfolio with stand-alone financial strength and flexibility and with the potential to create shareholder value through an IPO on the Australian market.

Thailand

The Thai electricity sector is going through a period of change. The state-owned EGAT is being prepared for an IPO, albeit that it is likely to remain as the major electricity generator in Thailand and the owner and operator of the transmission and distribution entities in the country. The Thai Government has recently approved a regulatory regime which will establish an independent electricity sector regulator, who will be responsible for tariff setting as well as new project awards under a forthcoming Thai power development plan. This plan will likely include a sharp upward revision for capacity expansions during the period to 2011.

The consequences of this regulatory change on CLP's existing investments in Thailand (our shareholding in EGCO and interest in the BLCP greenfield project) are not yet clear. Our current assessment is that the Thai Government will want to ensure an appropriate measure of competition for EGAT and that other players have an opportunity to develop new projects. In January 2004, with the support of the Thai authorities, we entered into a Memorandum of Undertaking (MOU) with EGCO, EGAT and Banpu Public Company which would have seen EGAT withdrawing from EGCO and being replaced by Banpu as a major shareholder. Although implementation of the MOU has been stopped by local issues, largely related to the privatisation of EGAT, our view is that an arrangement on these lines would be positive for all concerned.

In 2004, our objectives in Thailand will be to:

- manage the construction of the BLCP project effectively, within budget and towards the planned commercial operation dates of 2006 and 2007; and
- closely monitor the emerging details of electricity regulatory change and support the strengthening of EGCO's position, including in respect of its shareholding and management structures, to operate effectively in the developing Thai electricity sector.

Depending upon the outcome of regulatory reform, CLP's existing presence in Thailand and our good relationships with EGCO and Banpu, put us in a position to take advantage of opportunities to participate in the future expansion of generating capacity in Thailand and possibly in the Mekong region.

Taiwan

Taiwan is currently experiencing low growth in electricity demand. This limits greenfield investment opportunities in the near future. Although there is the possibility of privatisation of state-owned Taipower, no definite timetable or structure has been set. It would be inappropriate to plan on the basis of such a privatisation occurring in the short to medium term.

For these reasons, our focus in Taiwan in 2004 will be on continuing to develop the operational capabilities of Ho-Ping Power Station. Ho-Ping entered commercial operation in 2002. Whilst its operations have been satisfactory, we consider that scope exists for further improvements in reliability and availability.

In the medium to longer term, our strong relationship with Taiwan Cement, our partner in the Ho-Ping project, and the experience gained in Taiwan through constructing, commissioning and operating Ho-Ping mean that CLP can exploit opportunities for asset acquisition or greenfield projects as and when these arise.

India

Although electricity demand is strong in India, with an installed capacity which is only one-third of that in the Chinese mainland, the timely collection of electricity charges for generators continues to be a major issue, due to the poor financial condition of the various state electricity boards. The Electricity Act passed in 2003 is a significant step towards a more flexible business environment for private sector participation. Eventually, we expect the possibility to materialise of power sales directly from private sector generators to private sector retailers. This is a business model which may enable our Indian activities to grow in the future.

With respect to CLP's existing investment in GPEC, the primary tasks in 2004 will be to pursue the full implementation of the amended power purchase agreement signed in 2003 with GEB and maintain the high standards of reliability, availability, safety and environmental performance achieved at GPEC.

In the longer term, CLP's continued presence in India will be determined by:

- the progress and success of reform of the Indian electricity sector;
- the performance of our existing investment in GPEC, which serves as a practical test of the viability of external investment in the Indian power industry; and
- development of suitable local partnerships for future investment opportunities.

Depending upon the status of these three criteria, CLP could envisage cautiously reviewing new opportunities with local strategic partners, including an expansion at the GPEC site.



Ho-Ping Power Station



Site work at BLCP

Financial Section

Reports and Financial Statements

The Directors have pleasure in submitting their Report together with the audited Accounts for the year ended 31 December 2003.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiary companies are shown under Note 18 to the Accounts.

Consolidated Accounts

The consolidated Accounts incorporate the Accounts of the Company and its subsidiaries (collectively referred to as the Group) together with the Group's interests in jointly controlled entities and associated companies. Details of the jointly controlled entities and associated companies are provided under Notes 19 and 20 to the Accounts respectively.

Earnings and Final Dividend

	HK$M
Total earnings for the year	7,687
Less: Interim dividends (HK$1.23 per share) paid	(2,962)
Balance after interim dividends	4,725
The Directors recommend that this balance be dealt with as follows:	
Final dividend (HK$0.65 per share)	1,565
Special final dividend (HK$0.10 per share)	241
Retained profits for the year	2,919
	4,725

Subject to approval of the Directors' recommendation by shareholders at the Annual General Meeting to be held on 22 April 2004 (AGM), the final dividend and special final dividend will be paid on 23 April 2004.

Performance

A discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided in the Management's Discussion and Analysis on pages 40 to 66 of this Annual Report.

Share Capital

There was no movement in the share capital of the Company during the year.

Purchase, Sale or Redemption of the Company's Listed Shares

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year.

Reserves

Distributable reserves of the Company amounted to HK$16,323 million as at 31 December 2003 (2002: HK$16,340 million). Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on pages 101 and 102 of this Annual Report.

Fixed Assets

Additions to the fixed assets of the Group for the year totalled HK$5,594 million (2002: HK$4,935 million), comprising principally transmission and distribution equipment, land and buildings. As a result of the reclassification of Yallourn Energy and GPEC as subsidiary companies of the Group upon completion of the Group's acquisition of Powergen's remaining interests, fixed assets of these companies added to those of the Group upon acquisitions totalled HK$12,504 million.

Additions to the fixed assets of the jointly controlled generating companies incorporated in Hong Kong totalled HK$2,161 million for the year.

Details of movements in the fixed assets of the Group are shown under Note 16 to the Accounts.

Bank Loans and Other Borrowings

The total borrowings of the Group as at 31 December 2003 amounted to HK$18,697 million (2002: HK$9,297 million). Particulars of borrowings are set out in Note 28 to the Accounts.

Financial Assistance and Guarantees to Affiliated Companies

The financial assistance given to affiliated companies and guarantees given for facilities granted to affiliated companies in aggregate was about 25% of the Group's net assets as at 31 December 2003. Pursuant to Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), consent has been obtained from The Stock Exchange of Hong Kong Limited that the Company can include a statement of the indebtedness, contingent liabilities and capital commitments of the affiliated companies as at 31 December 2003 in place of a proforma combined balance sheet of the affiliated companies in this Annual Report.

Details of the statement of indebtedness, contingent liabilities and capital commitments are shown under Note 34 to the Accounts.

Finance Costs Capitalised

Finance costs amounting to HK$258 million (2002: HK$203 million) were capitalised by the Group during the year as set out in Note 5 to the Accounts.

Donations

Donations by the Group for charitable and other purposes amounted to HK$1,514,000 (2002: HK$2,048,000).

Ten-year Summary

A summary of the results for the year and of the assets and liabilities of the Group as at 31 December 2003 and for the previous nine financial years is set out on pages 144 and 145 of this Annual Report.

Directors

With the exception of Dr. Y. B. Lee, the Directors of the Company, whose names appear on pages 12 and 13 of this Annual Report, were Directors for the whole year. Their biographical details as at the date of this Report are set out on the same pages. Details of Directors' remuneration are set out in the Remuneration Report on pages 91 to 96 of this Annual Report.

Dr. Y. B. Lee, being a new Executive Director of the Company appointed by the Board on 4 August 2003, retires at the AGM in accordance with Article 109 of the Company's Articles of Association and, being eligible, offers himself for re-election.

Under the existing Articles of Association of the Company, apart from the Group Managing Director and Executive Directors, all the Directors are subject to retirement by rotation and re-election at the AGM. In accordance with Article 103 of the Company's Articles of Association, Mr. V. F. Moore, Mr. R. Bischof, Mr. Hansen Loh and Mr. W. E. Mocatta retire by rotation and, being eligible, offer themselves for re-election.

Subject to Shareholders' approval of the modification to the Company's Articles of Association as set out in the Notice of AGM, all Directors (including the Group Managing Director and Executive Directors) are subject to periodic retirement and re-election at the AGM. Subject to Shareholders' approval of the Ordinary Resolution for Executive Directors to enter rotation of Directors at the AGM, Mr. Peter P. W. Tse, being the Executive Director longest in office, will retire at the AGM and, being eligible, offer himself for re-election.

None of the Directors offering themselves for re-election at the AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

Alternate Directors

The Alternate Directors in office during the year ended 31 December 2003 were as follows:

Mr. J. S. Dickson Leach, alternate to The Hon. Michael D. Kadoorie	}	
Mr. W. E. Mocatta, alternate to Mr. J. S. Dickson Leach	}	
Mr. J. A. H. Leigh, alternate to Mr. R. Bischof	}	
Mr. Peter W. Greenwood, alternate to Mr. J. A. H. Leigh	}	(for the year)
Mr. I. D. Boyce, alternate to Mr. R. J. McAulay	}	
Mr. I. D. Boyce, alternate to Mr. W. E. Mocatta	}	
Ms. L. J. Ryerkerk, alternate to Mr. P. C. Tan	}	

Interests of Directors and Chief Executive Officer

The interests/short positions of each of the Directors and Chief Executive Officer in the shares, underlying shares and debentures of the Company or any of the Company's associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2003, as recorded in the register required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, are set out below:

1. Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as shares options, warrants to subscribe or convertible bonds) as at 31 December 2003 were as follows:

Directors	Capacity	Number of Ordinary Shares Held	% of the Issued Share Capital of the Company
The Hon. Michael D. Kadoorie	*Note (a)*	475,381,026	19.7397
W. E. Mocatta	Interest of controlled corporation	250,000	0.0104
J. S. Dickson Leach	Beneficial owner	3,436	0.0001
R. J. McAulay	*Note (b)*	439,800,565	18.2623
The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.0164
William K. Fung	Beneficial owner	120,000	0.0050
J. A. H. Leigh	Personal	22,000	0.0009
R. Bischof	Beneficial owner	35,000	0.0015
P. C. Tan	Interests held jointly with spouse	5,000	0.0002
Andrew Brandler (Chief Executive Officer)	*Note (c)*	20,600	0.0009
Peter P. W. Tse	*Note (c)*	20,600	0.0009
Peter W. Greenwood	Personal	5,600	0.0002
Y. B. Lee	Interests held jointly with spouse	15,806	0.0007

Notes:

(a) The Hon. Michael D. Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i) 1,243 shares were an interest of his spouse.

ii) 236,335,571 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is one of the beneficiaries.

iii) 239,044,212 shares were held by a discretionary trust, of which The Hon. Michael D. Kadoorie is a beneficiary and the founder.

(b) Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i) 13,141 shares were held in a personal capacity.

ii) 236,335,571 shares were held by discretionary trusts, of which Mr. R. J. McAulay is one of the beneficiaries.

iii) 203,451,853 shares were held by discretionary trusts, of which Mr. R. J. McAulay, his wife and members of his family are beneficiaries.

(c) 600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan who are Directors of the Company and Ms. L. J. Ryerkerk who is an Alternate Director have each confirmed that they had no interests in the shares of the Company as at 31 December 2003.

None of the Directors had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations.

2. Aggregate short position in shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors had short positions in respect of shares, debentures, under equity derivatives or interests in underlying shares of the Company and its associated corporations.

At no time during the year was the Company, its subsidiaries or its associated companies a party to any arrangement to enable the Directors and the Chief Executive Officer of the Company (including their spouse and children under 18 years of age) to acquire benefits by an acquisition of shares or underlying shares in, or debentures of, the Company or its associated corporations.

Interests of Substantial Shareholders

The interests/short positions of Substantial Shareholders in the shares and underlying shares of the Company as at 31 December 2003, as recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance, are set out below:

1. Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders' interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 31 December 2003:

Substantial Shareholders	Capacity	Number of Ordinary Shares Held	% of the Issued Share Capital of the Company
Bermuda Trust Company Limited	Interest of controlled corporation	682,978,836 *Notes (a)&(b)*	28.36
Esko Limited	Interest of controlled corporation	236,335,571 *Notes (b)&(c)*	9.81
Hesko Limited	Interest of controlled corporation	236,335,571 *Notes (b)&(c)*	9.81
Mikado Holding Inc.	Trustee	239,044,212 *Notes (b)&(d)*	9.93
Mikado Investments Limited	Interest of controlled corporation	239,044,212 *Notes (b)&(d)*	9.93
New Boron Holding Corporation	Trustee	196,468,538 *Note (c)*	8.16
The Hon. Michael D. Kadoorie	*Note (e)*	475,381,026 *Notes (b)&(e)*	19.74

Notes:

(a) The interests of Bermuda Trust Company Limited in shares of the Company include the shares held by discretionary trusts of which The Hon. Michael D. Kadoorie and/or Mr. R. J. McAulay are among the beneficiaries as disclosed in "Interests of Directors and Chief Executive Officer".

(b) The interests of Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited and New Boron Holding Corporation in the Company are duplicated by the interests in the Company held by Bermuda Trust Company Limited which effectively controls them. The attributable interests held by The Hon. Michael D. Kadoorie are those identified in "Interests of Directors and Chief Executive Officer", and apart from the interest of spouse so identified therein, they are also duplicated by the interests in the Company held by Bermuda Trust Company Limited.

(c) Esko Limited and Hesko Limited jointly own the interests in the Company through the following companies:

Name of Controlled Corporation	Number of Shares	% of Issued Share Capital Owned by Esko Limited	% of Issued Share Capital Owned by Hesko Limited
New Boron Holding Corporation	196,468,538	50	50
Mercury Holding Corporation	4,980,787	50	50
Cobalt Holding Corporation	34,886,246	50	50

The interests of New Boron Holding Corporation are duplicated by the interests of Esko Limited and Hesko Limited. They are also duplicated by the interests in the Company held by Bermuda Trust Company Limited.

(d) Mikado Investments Limited owns the interests in the Company through Mikado Holding Inc. The interests of Mikado Holding Inc. are duplicated by the interests of Mikado Investments Limited. They are also duplicated by the interests in the Company held by Bermuda Trust Company Limited.

(e) The aggregate long position in shares of the Company of The Hon. Michael D. Kadoorie are listed below:

Interests in Ordinary Shares of the Company Number	Capacity
1,243	Interest of spouse
239,044,212	Founder of a discretionary trust
475,379,783	Beneficiary of various discretionary trusts

The interests of The Hon. Michael D. Kadoorie as a founder of a discretionary trust and a beneficiary of one of the discretionary trusts are duplicated between each other. His interests, apart from the interest of spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay is one of the beneficiaries as disclosed above by the Directors.

As at 31 December 2003, the Company had not been notified of any substantial shareholders' interests under equity derivatives or in underlying shares of the Company.

2. Aggregate short position in the shares and underlying shares of the Company

As at 31 December 2003, the Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of the Company.

Interests of Any Other Persons

As at 31 December 2003, the Company had not been notified of any persons other than the substantial shareholders who had interests or short positions in the shares or underlying shares of the Company, which are required to be recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance.

Senior Management

The biographical details of the Senior Management as at the date of this Report are set out on pages 12 and 13 of this Annual Report. Details of the remuneration of the Senior Management are set out in the Remuneration Report on pages 93 to 96 of this Annual Report.

Major Customers and Suppliers

Purchases from the Group's five largest suppliers together accounted for 93.58% of the Group's total purchases during the year.

Castle Peak Power Company Limited (CAPCO) was the largest supplier (60.79%) of which Ms. L. J. Ryerkerk, Mr. W. E. Mocatta and Mr. Andrew Brandler are directors and Mr. J. A. H. Leigh and Mr. Peter W. Greenwood are alternate directors. CAPCO is 40% owned by CLP Power Hong Kong Limited (CLP Power Hong Kong) and supplies electricity to CLP Power Hong Kong only. CLP Power Hong Kong is a wholly-owned subsidiary of the Company.

The second largest supplier to the Group was Guangdong Nuclear Investment Company, Limited (GNIC) (19.23%) in which the Group has no interest.

The third largest supplier to the Group was Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) (10.69%) of which Mr. W. E. Mocatta, Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee are directors. GNPJVC is 25% and 75% owned by the Group and GNIC respectively and supplies electricity to the Group.

The fourth largest supplier to the Group was Hong Kong Pumped Storage Development Company, Limited (PSDC) (1.80%) of which Ms. L. J. Ryerkerk, Mr. W. E. Mocatta and Mr. Andrew Brandler are directors. PSDC is 49% owned by CLP Power Hong Kong who has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station.

The fifth largest supplier to the Group was Kum Shing (KF) Construction Co. Ltd. (Kum Shing) (1.07%) in which the Group has no interest. Kum Shing is a contractor providing engineering services to the Group.

As at 31 December 2003, Bermuda Trust Company Limited, Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited, New Boron Holding Corporation and The Hon. Michael D. Kadoorie, who are substantial shareholders of the Company, had indirect interests in CAPCO, GNPJVC and PSDC, which interests arose from the interests as disclosed in "Interests of Substantial Shareholders" in this Report. Mr. W. E. Mocatta is also a director of Esko Limited, Hesko Limited, Mikado Holdings Inc., Mikado Investments Limited and New Boron Holding Corporation.

Sales to the Group's five largest customers together represented less than 30% of the Group's total turnover during the year.

Related Party Transactions

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 33 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Corporate Governance

The Accounts for the year have been reviewed by the Audit Committee of the Board. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules throughout the year. Further details on the subject of corporate governance and a summary of the terms of reference of each of the Committees appointed by the Board are set out on pages 14 to 21 of this Annual Report.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of the accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31 December 2003, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable and prepared the accounts on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditors

The Accounts for the year have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment at the AGM of the Company.

By Order of the Board

W.E. Mocatta
Vice Chairman

Hong Kong, 25 February 2004

Sections 3, 6, 7 and 9 below comprise the "auditable" part of the Remuneration Report and have been audited by the Company's auditors.

1. Introduction

CLP recognises that issues relating to the remuneration of directors (both non-executive and executive) and senior management have become of increasing importance to shareholders. Unjustified and improper payments can be a route to the inappropriate extraction of value away from a company and its shareholders. However, properly structured and fair remuneration can support the alignment of the interests of directors and senior management with those of the company and its shareholders.

This Remuneration Report has been reviewed and endorsed by the Human Resources & Remuneration Committee of the Board.

The Report sets out the policies applied to determining remuneration levels and explains the remuneration paid to:

- Non-executive Directors;
- Executive Directors; and
- Senior Management.

2. Policies

The main elements of CLP's remuneration policies are:

- No individual should determine his or her own remuneration;
- Remuneration should be broadly aligned with companies with whom CLP competes for human resources; and
- Remuneration should reflect performance, complexity and responsibility with a view to attracting, motivating and retaining high performing individuals and promoting the enhancement of the value of the Company to its shareholders.

3. Non-executive Directors – Remuneration in 2003

Non-executive Directors of the Company are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years. The levels of remuneration for Non-executive Directors have remained unchanged since 1995 (save that the additional fee for Directors serving on the Audit Committee was first introduced in 2000). In the year ended 31 December 2003, the fees paid to each of the Non-executive Directors were as follows:

	HK$
Chairman	**225,000**
Vice Chairman	**150,000**
Non-executive Director	**100,000**
Director serving on the Audit Committee	**50,000**

4. Review of Non-executive Directors' Remuneration

Since 1995, the role of Non-executive Directors has become more complex and demanding – as a result of both regulatory change and the increasing part such directors play in the good governance of listed companies. In the U.K., the "Review of the Role and Effectiveness of Non-executive Directors" (commonly known as "The Higgs Report") published in January 2003 discussed these trends. It concluded that "the level of remuneration for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved" and that "it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company's professional advisors". The U.K. Combined Code on Corporate Governance of July 2003 provides that levels of remuneration for non-executive directors should reflect the time commitments and responsibilities of the role, but should not include share options.

In view of the growing responsibilities of non-executive directors and market trends as illustrated by the Higgs Report and the U.K. Combined Code (which we expect to be reflected in the Hong Kong regulatory framework in due course), CLP has undertaken a review of the fees paid to its Non-executive Directors. The methodology adopted in this review was aligned with the recommendations of the Higgs Report and included:

- application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to CLP;
- calculation of the time spent by Non-executive Directors on CLP's affairs (including attendance at Board and Board Committee meetings, reading of papers, site visits etc.). This indicated that a Non-executive Director can be expected to spend approximately 50 hours per annum on Board matters (excluding additional time spent in serving on Board Committees); and
- an additional fee of about 40% and 10% for chairmanship of the Board/Board Committees and vice-chairmanship of the Board respectively.

The following chart illustrates how CLP's methodology compares with the recommendations of the Higgs Report.

Framework of recommendations in the Higgs Report	**Scale & Complexity of Business**	**Workload**	**Responsibility**
Application by CLP of the framework of recommendations in the Higgs Report	Average of hourly rate of benchmarked senior representatives of professional advisors to CLP	Hours of meetings, pre-meeting preparation, board circulars, AGMs, travelling	Committee remuneration, chairmanship & vice-chairmanship remuneration
Outcome: Components of fees to non-executive directors recommended by the Higgs Report and adopted by CLP	Annual fees		Chairmanship & vice-chairmanship fees, committee membership fees

The resulting fees were then benchmarked against comparable companies in Hong Kong (as far as possible, given the limitations of the information publicly available). The methodology and proposed fees have been independently reviewed by Deloitte & Touche Enterprise Risk Services Limited (DTERS).

On this basis, it is envisaged that the fees paid to Non-executive Directors of the Company for 2004 will be amended as follows, with effect from 1 July 2004:

	Proposed fees per annum (HK$)
Board	
Chairman	280,000
Vice Chairman	220,000
Non-Executive Director	200,000
Nomination Committee	
Chairman	10,000
Member	10,000
Audit Committee	
Chairman	140,000
Member	100,000
Finance & General Committee	
Chairman	110,000
Member	80,000
Human Resources & Remuneration Committee	
Chairman	14,000
Member	10,000
Regulatory Affairs Committee	
Chairman	30,000
Member	20,000

Note: Executive Directors serving on the Board and Board Committees are not entitled to any Directors' fees

In line with our policy that no individual should determine his or her own remuneration, the proposed fees for Non-executive Directors were recommended by the Management, reviewed by DTERS and are subject to the approval of our shareholders at the Annual General Meeting on 22 April 2004.

5. Executive Directors – Components of Remuneration

In determining the remuneration of Executive Directors, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our remuneration policy to align with companies with whom CLP competes for human resources. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performing individuals. There are three key components of Executive Directors' remuneration:

(a) Base Compensation

Base compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and individual performance for the Executive Directors.

(b) Incentive Bonus

The levels of the incentive bonus are set by the Human Resources & Remuneration Committee. No Executive Directors serve on the Committee.

Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group, the functions and the individuals concerned. Key measures include achievement of financial goals and operational performance targets and demonstration of key leadership competencies, such as creating shared vision and developing talents.

Each of the Executive Directors is assigned a "target" annual incentive, which accounts for 28% of his/her total remuneration. Only individuals who attain a satisfactory performance are awarded any annual incentive. The amount of the annual incentive is capped at twice the "target" annual incentive, with the actual amount being subject to performance.

Long-term Incentive

The Executive Directors are also eligible to take part in the Long-term Incentive Plan (LTIP). The "target" long-term incentive accounts for 9% of his/her total remuneration. The LTIP is designed to align the interests of the Executive Directors with those of the Shareholders by an award that is pegged to the creation of shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long term. At the end of the three-year period, an award is made which is based on performance against the financial target. The award ranges from zero to one and a half times the "target" long-term incentive. The actual payout is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the fourth year.

(c) Pension Arrangements

The Executive Directors are eligible to join the defined contribution section of the Group's retirement fund. The Group's contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee. This accounts for 7% of his/her target total remuneration.

The Group does not have, and has never had, a share option scheme.

No Executive Director has a service contract with the Company or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year's salary and benefits in kind.

6. Executive Directors – Remuneration in 2003

The remuneration paid to the Executive Directors of the Company in 2003 was as shown below:

	Base Compensation, Allowances & Benefits HK$M	Performance Bonus* HK$M	Provident Fund Contribution HK$M	Total HK$M
2003				
Group Managing Director & CEO (Mr. Andrew Brandler)	4.9	3.3	0.6	8.8
Group Executive Director & CFO (Mr. Peter P. W. Tse)	4.2	2.8	0.5	7.5
Executive Director & Group Director for Planning & Development (Dr. Y. B. Lee) (note)	1.4	0.7	0.2	2.3
Director & Company Secretary (Mr. Peter W. Greenwood)	3.4	2.6	0.4	6.4
	13.9	**9.4**	**1.7**	**25.0**
2002				
Group Managing Director & CEO	4.7	3.7	0.6	9.0
Executive Director & CFO	4.3	3.5	0.5	8.3
Director & Company Secretary	3.2	1.7	0.4	5.3
	12.2	8.9	1.5	22.6

* Performance bonus for 2003 and 2002 consists of annual incentives only. The total amount includes: i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid for the last year in excess of the previous accruals made. Long-term incentive only vests and becomes payable once the vesting conditions have been satisfied.

Note: Dr. Y.B. Lee was appointed as Executive Director from 4 August 2003, the amount of Director's remuneration only included remuneration for the period he served as Director.

Early retirement/termination compensation is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee.

7. Total Directors' Remuneration in 2003

The total remuneration of Directors (Non-executive and Executive) is shown below:

	2003 HK$M	2002 HK$M
Fees	**2**	2
Base compensation, allowances and benefits in kind	**14**	13
Performance bonus *	**9**	10
Provident fund contributions	**2**	2
Early retirement compensation *(note)*	**–**	10
	27	37

Note: Early retirement compensation was paid to a former Executive Director in 2002.

* Refer to the note on performance bonus on page 94.

The total amount of fees paid to all the Non-executive Directors of the Company during the year was HK$1,725,000 (2002: HK$1,725,000), out of which HK$700,000 (2002: HK$589,167) were paid to all the five (2002: five) Independent Non-executive Directors. None of this remuneration is charged to the SoC operation. Of the total remuneration paid to Executive Directors, HK$2 million (2002: HK$16 million) has been charged to the SoC operation.

The Directors' remuneration is within the following bands:

	Number of Individuals 2003	2002
HK$ nil – HK$ 1,000,000	**13**	13
HK$ 2,000,001 – HK$ 2,500,000	**1**	–
HK$ 5,000,001 – HK$ 5,500,000	**–**	1
HK$ 6,000,001 – HK$ 6,500,000	**1**	–
HK$ 7,000,001 – HK$ 7,500,000	**1**	–
HK$ 8,000,001 – HK$ 8,500,000	**–**	1
HK$ 8,500,001 – HK$ 9,000,000	**1**	–
HK$ 9,000,001 – HK$ 9,500,000	**–**	1
HK$13,000,001 – HK$13,500,000	**–**	1

8. Senior Management – Components of Remuneration

The Group's Senior Management refers to heads of business, functions and major operations. The pay policies of the Group, i.e. market alignment and reward for performance, consistently apply to this senior management group. They are eligible for the three components of total remuneration, as payable to the Executive Directors, namely, base compensation, incentive bonus and pension arrangements. The principles in applying these three components are the same, with the exception of the proportion of these components in relation to total remuneration.

For Senior Management, base compensation accounts for approximately 56% to 73% of total remuneration. In 2003, base compensation remained generally at the same level, in light of market position and practice.

The "target" annual incentive accounts for 13% to 28% of total remuneration for Senior Management. An award was made in 2003, based on an assessment of the performance of the Group, the business units, the functions and the individuals concerned. The average payout to this group in 2003 was 27% above the target level as supported by the achievement of financial goals, operational performance targets and individual objectives for 2002.

Senior Management are also eligible to take part in the LTIP, which accounts for 5% to 9% of their remuneration at target performance.

The retirement benefits for Senior Management represent 7% to 9% of their target total remuneration.

9. Senior Management – Remuneration in 2003

The nine highest paid individuals in the Group during the year included three (2002: three) who served as Directors for the full year and one (2002: one) who served as a Director for part of the year. The details of the remuneration of these nine individuals were:

	2003 HK$M	2002 HK$M
Base compensation, allowances and benefits in kind	**31**	28
Performance bonus *	**19**	19
Provident fund contributions	**4**	4
Early retirement/termination compensation (note)	**–**	21
	54	72

Note: Early retirement/termination compensation was paid to three individuals, including one former Executive Director in 2002.

* Refer to the note on performance bonus on page 94.

Of the remuneration paid to Senior Management, HK$17 million (2002: HK$26 million) has been charged to the SoC operation.

The remuneration paid to these nine individuals is within the following bands:

	Number of Individuals 2003	2002
HK$ 4,000,001 – HK$ 4,500,000	**3**	1
HK$ 5,000,001 – HK$ 5,500,000	**1**	1
HK$ 6,000,001 – HK$ 6,500,000	**2**	2
HK$ 7,000,001 – HK$ 7,500,000	**2**	–
HK$ 7,500,001 – HK$ 8,000,000	**–**	1
HK$ 8,000,001 – HK$ 8,500,000	**–**	1
HK$ 8,500,001 – HK$ 9,000,000	**1**	–
HK$ 9,000,001 – HK$ 9,500,000	**–**	1
HK$11,500,001 – HK$12,000,000	**–**	1
HK$13,000,001 – HK$13,500,000	**–**	1

10. Continued Scrutiny and Disclosure

The Human Resources & Remuneration Committee remains committed to continued scrutiny of remuneration levels, and to high standards of disclosure to shareholders on such matters.

J. S. Dickson Leach
~~Chairman~~
Human Resources & Remuneration Committee
Hong Kong, 25 February 2004

To the Shareholders of CLP Holdings Limited (the Company)
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 98 to 141, which have been prepared in accordance with the accounting principles generally accepted in Hong Kong. We have also audited the disclosures required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules") contained in sections 3, 6, 7 and 9 of the Remuneration Report ("the auditable part") on pages 91, 94, 95 and 96.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance; and
- those parts of the Remuneration Report required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules have been properly prepared in accordance with the Hong Kong Companies Ordinance and the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 February 2004

Consolidated Profit and Loss Account

	Note	2003 HK$M	2002 HK$M (Restated)
Turnover	2, 3	**28,248**	26,134
Expenses			
Purchases of electricity	2, 33	**15,873**	15,586
Staff expenses	2	**1,157**	945
Fuel and other net operating costs	2	**2,249**	1,331
Depreciation	2	**2,357**	1,749
		21,636	19,611
Property disposal gain		**–**	313
Operating profit	2, 3, 4	**6,612**	6,836
Finance costs	5	**(688)**	(189)
Finance income	5	**48**	33
Hok Un redevelopment profit		**291**	282
Share of profits less losses of jointly controlled entities		**3,399**	2,992
Share of profits less losses of associated companies		**102**	86
Profit before taxation		**9,764**	10,040
Taxation	10	**(1,712)**	(1,293)
Profit after taxation		**8,052**	8,747
Transfers under Scheme of Control (SoC)	11	**(365)**	(1,643)
Earnings	12		
SoC earnings (page 143)		**6,281**	5,814
Non-SoC operating earnings	13	**1,600**	998
Unallocated net finance costs		**(63)**	(54)
Unallocated Group expenses		**(371)**	(200)
Total operating earnings		**7,447**	6,558
Hok Un redevelopment profit/property disposal gain	6	**240**	546
Total earnings		**7,687**	7,104
Dividends	14		
Interim dividends paid			
Ordinary		**2,962**	2,746
Final dividends			
Ordinary		**1,565**	1,228
Special		**241**	554
		4,768	4,528
Earnings per share	15		
including Hok Un redevelopment profit/property disposal gain		**HK$3.19**	HK$2.95
excluding Hok Un redevelopment profit/property disposal gain		**HK$3.09**	HK$2.72

Note: The comparative figures for 2002 have been restated as a result of the adoption of SSAP No. 12 (Revised) "Income Taxes" as explained in Note 1(Q) to the Accounts.

as at 31 December 2003

	Note	2003 HK$M	2002 HK$M (Restated)
Capital employed			
Fixed assets	2, 16	**54,157**	36,550
Goodwill	17	**(1,017)**	–
Investments in jointly controlled entities	19	**14,687**	18,982
Investments in associated companies	20	**1,593**	1,426
Investment securities	21	**9**	287
Deferred tax assets	29	**952**	–
Employee retirement benefit plan assets	9	**–**	1,138
		70,381	58,383
Current assets			
Deposits, bank balances and cash	22	**787**	516
Other investments	23	**10**	671
Inventories – stores and fuel		**230**	67
Trade and other receivables	2, 24	**4,424**	1,256
		5,451	2,510
Current liabilities			
Customers' deposits		**(2,878)**	(2,684)
Short-term loans and current portion of long-term loans and other borrowings	28	**(1,095)**	(570)
Fuel clause account	25	**(874)**	(512)
Taxation payable		**(64)**	(196)
Trade and other payables	26	**(3,994)**	(3,206)
		(8,905)	(7,168)
Net current liabilities		**(3,454)**	(4,658)
Total assets less current liabilities		**66,927**	53,725
Represented by			
Share capital	27	**12,041**	12,041
Share premium		**1,164**	1,164
Reserves		**25,230**	21,901
Proposed dividends		**1,806**	1,782
Shareholders' funds		**40,241**	36,888
Minority interest		**393**	–
Long-term loans and other borrowings	2, 28	**17,602**	8,727
Deferred tax liabilities	29	**4,614**	3,610
SoC reserve accounts	11	**3,607**	4,500
Other non-current liabilities		**470**	–
		66,927	53,725

W.E. Mocatta
Vice Chairman

Andrew Brandler
Group Managing Director

Peter P. W. Tse
Group Executive Director & Chief Financial Officer

Hong Kong, 25 February 2004

Balance Sheet

as at 31 December 2003

	Note	2003 HK$M	2002 HK$M
Capital employed			
Fixed assets	*16*	**6**	8
Investments in subsidiary companies	*18*	**34,829**	34,132
Employee retirement benefit plan assets		**–**	29
		34,835	34,169
Current assets			
Bank balances and cash		**21**	25
Trade and other receivables	*24*	**8**	7
		29	32
Current liabilities			
Bank loans	*28*	**–**	(11)
Trade and other payables	*26*	**(78)**	(61)
		(78)	(72)
Net current liabilities		**(49)**	(40)
Total assets less current liabilities		**34,786**	34,129
Represented by			
Share capital	*27*	**12,041**	12,041
Share premium		**1,164**	1,164
Reserves		**16,999**	17,040
Proposed dividends		**1,806**	1,782
Shareholders' funds		**32,010**	32,027
Long-term loans	*28*	**2,776**	2,102
		34,786	34,129

W.E. Mocatta
Vice Chairman

Andrew Brandler
Group Managing Director

Peter P. W. Tse
Group Executive Director & Chief Financial Officer

Hong Kong, 25 February 2004

for the year ended 31 December 2003

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M
Group						
Balance as at 1 January 2002, as previously reported	12,107	11,281	2,416	(287)	9,651	35,168
Income taxes adjustments *(Note 1(Q))*	–	–	–	1	63	64
Balance as at 1 January 2002, restated	12,107	11,281	2,416	(286)	9,714	35,232
Exchange differences arising on translation of:						
jointly controlled entities	–	–	–	243	–	243
associated company	–	–	–	29	–	29
designated hedges[(a)]	–	–	–	(49)	–	(49)
Net gains not recognised in the profit and loss account	–	–	–	223	–	223
Repurchase of ordinary shares	(66)	–	66	–	(397)	(397)
Transfer of share premium to retained profits	–	(10,117)	–	–	10,117	–
Earnings for the year, restated	–	–	–	–	7,104	7,104
Dividends						
2001 finals	–	–	–	–	(2,528)	(2,528)
2002 interims	–	–	–	–	(2,746)	(2,746)
Balance as at 31 December 2002, restated	12,041	1,164	2,482	(63)	21,264[(b)]	36,888
Company and subsidiary companies	12,041	1,164	2,482	(68)	17,246	32,865
Jointly controlled entities	–	–	–	1	3,777	3,778
Associated companies	–	–	–	4	241	245
Balance as at 31 December 2002, restated	12,041	1,164	2,482	(63)	21,264	36,888
Balance as at 1 January 2003, as previously reported	12,041	1,164	2,482	(76)	21,176	36,787
Income taxes adjustments *(Note 1(Q))*	–	–	–	13	88	101
Balance as at 1 January 2003, restated	12,041	1,164	2,482	(63)	21,264	36,888
Exchange differences arising on translation of:						
subsidiary companies	–	–	–	1,075	–	1,075
jointly controlled entities	–	–	–	(97)	–	(97)
associated company	–	–	–	111	–	111
designated hedges[(a)]	–	–	–	(720)	–	(720)
Net gains not recognised in the profit and loss account	–	–	–	369	–	369
Earnings for the year	–	–	–	–	7,687	7,687
Dividends						
2002 finals	–	–	–	–	(1,782)	(1,782)
2003 interims	–	–	–	–	(2,962)	(2,962)
Share of other reserves of						
jointly controlled entity	–	–	–	40	(40)	–
associated company	–	–	–	41	–	41
Balance as at 31 December 2003	**12,041**	**1,164**	**2,482**	**387**	**24,167[(c)]**	**40,241**
Company and subsidiary companies	12,041	1,164	2,482	301	20,182	36,170
Jointly controlled entities	–	–	–	41	3,595	3,636
Associated companies	–	–	–	45	390	435
Balance as at 31 December 2003	**12,041**	**1,164**	**2,482**	**387**	**24,167**	**40,241**

Notes:

(a) Including a net loss of HK$603 million (2002: HK$49 million) arising on designated hedges in foreign currency borrowings and a net loss of HK$117 million (2002: nil) in forward contracts.

(b) The proposed final dividends as at 31 December 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$19,482 million respectively.

(c) The proposed final dividends as at 31 December 2003 and balance of retained profits after proposed final dividends were HK$1,806 million and HK$22,361 million respectively.

for the year ended 31 December 2003

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Retained Profits HK$M	Total HK$M
Company					
Balance as at 1 January 2002	12,107	11,281	2,416	4,287	30,091
Repurchase of ordinary shares	(66)	–	66	(397)	(397)
Transfer of share premium to retained profits	–	(10,117)	–	10,117	–
Earnings for the year	–	–	–	7,607	7,607
Dividends					
2001 finals	–	–	–	(2,528)	(2,528)
2002 interims	–	–	–	(2,746)	(2,746)
Balance as at 31 December 2002	12,041	1,164	2,482	16,340[a]	32,027
Balance as at 1 January 2003	12,041	1,164	2,482	16,340	32,027
Earnings for the year	–	–	–	4,727	4,727
Dividends					
2002 finals	–	–	–	(1,782)	(1,782)
2003 interims	–	–	–	(2,962)	(2,962)
Balance as at 31 December 2003	**12,041**	**1,164**	**2,482**	**16,323[b]**	**32,010**

Notes:

(a) The proposed final dividends as at 31 December 2002 and balance of retained profits after proposed final dividends were HK$1,782 million and HK$14,558 million respectively.

(b) The proposed final dividends as at 31 December 2003 and balance of retained profits after proposed final dividends were HK$1,806 million and HK$14,517 million respectively.

As at 31 December 2003, distributable reserves of the Company amounted to HK$16,323 million (2002: HK$16,340 million).

for the year ended 31 December 2003

	Note	2003 HK$M	2003 HK$M	2002 HK$M	2002 HK$M
Operating activities					
Net cash inflow from operations	30(A)	**7,858**		7,849	
Operating interest paid		**(579)**		(164)	
Interest received		**17**		15	
Profits tax paid		**(860)**		(747)	
Net cash inflow from operating activities			**6,436**		6,953
Investing activities					
Capital expenditure		**(5,451)**		(4,734)	
Capitalised interest paid		**(241)**		(178)	
Proceeds from disposal of fixed assets		**402**		85	
Proceeds from disposal of other investments		**659**		–	
Net cash outflow for acquisition of subsidiaries	30(B)	**(354)**		–	
Net cash outflow on settlement of forward contracts for investment hedging		**(326)**		–	
Investments in and advances to jointly controlled entities		**(983)**		(3,364)	
Investments in associated companies		**–**		(100)	
Purchase of investment securities		**(438)**		(187)	
Proceeds from realisation of employee retirement benefit plan assets		**1,155**		–	
Dividends received from investments					
– jointly controlled entities		**2,970**		2,318	
– associated company		**50**		53	
– other investments		**34**		17	
Profit received from Hok Un joint venture		**612**		1,581	
Net cash outflow from investing activities			**(1,911)**		(4,509)
Net cash inflow before financing activities			**4,525**		2,444
Financing activities					
Proceeds from long-term borrowings		**2,019**		4,595	
Repayment of long-term borrowings		**(1,562)**		(156)	
Decrease in short-term borrowings		**–**		(776)	
Repurchase of ordinary shares		**–**		(397)	
Dividends paid		**(4,744)**		(5,274)	
Net cash outflow from financing activities			**(4,287)**		(2,008)
Effect of exchange rate changes			**33**		–
Increase in cash and cash equivalents			**271**		436
Cash and cash equivalents at beginning of year			**516**		80
Cash and cash equivalents at end of year			**787**		516
Analysis of cash and cash equivalents	22				
Trust fund for unclaimed dividends			**21**		25
Deposits, bank balances and cash			**766**		491
			787		516

1. Significant Accounting Policies

A. Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain other investments are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1 January 2003. The change to the Group's accounting policy and the effect of adopting this revised policy on the accounts is set out in Note 1(Q) – Deferred Taxation.

B. Scheme of Control (SoC)

The financial operations of the Company's major subsidiary company, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a SoC Agreement entered into with the Hong Kong Government. Whilst the current SoC Agreement will expire on 30 September 2008, the accounts are prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future. The main features of the SoC are summarised on page 142.

C. Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to the balance sheet date and include the Group's interests in jointly controlled entities and associated companies on the basis set out in Notes 1(E) and 1(F) below, respectively.

The results of subsidiary companies acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

D. Subsidiary Companies

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried on the balance sheet of the Company at cost of equity capital together with advances from and loans to the Company, less provision for impairment. Provisions for investments in, and advances to, subsidiary companies are made when the subsidiary company carries net assets lower than the Company's respective cost of investment and the diminution is considered not to be recoverable in the near future. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

E. Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

1. Significant Accounting Policies (continued)

E. Jointly Controlled Entities (continued)

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

F. Associated Companies

An associated company is a company, not being a subsidiary company or jointly controlled entity, in which the Group holds equity share capital for the long term and can exercise significant influence in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

G. Goodwill/Negative Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary company, jointly controlled entity or associated company at the date of acquisition, and negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are amortised on a straight-line basis over their estimated useful economic lives.

H. Turnover

Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance service fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognised when services are rendered or sales are completed.

I. Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalised, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets used for the electricity business in Hong Kong is based on the rates authorised under the SoC which reflect the pattern in which the assets' economic benefits are consumed. During the 1998 SoC interim review, agreement was reached with the Hong Kong Government to extend the useful life of overhead lines (132kV and above) from 30 years to 35 years. As a result, the net book value of these overhead lines as at 30 September 1998 is being written off uniformly over the remainder of their extended useful lives.

Except for the above, the following bases apply to SoC fixed assets. The cost will be written off uniformly over the useful lives of the assets commencing from the date of commissioning.

Buildings	33 years
Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

1. Significant Accounting Policies (continued)

I. Fixed Assets and Depreciation (continued)

Fixed assets used for the non-SoC businesses are depreciated on a straight-line basis over their estimated useful lives set out below:

Buildings	30 – 31 years
Generating plant, switchgear and transformers	17 – 31 years
Mining machines and equipment	10 – 30 years
Furniture, fittings and other equipment	5 – 10 years
Computers and office equipment	3 – 7 years
Motor vehicles	3 – 8 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

J. Impairment of Long-Lived Assets and Goodwill

The Group reviews the carrying amounts of long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

K. Properties under Development

Properties under development comprise land cost and development expenses including professional charges and are stated at the lower of cost and net realisable value. The income from the sale of development properties is recognised only when the property or any portion thereof contracted for sale is completed and the relevant occupation permit is issued.

L. Investments in Securities

(i) *Held-to-maturity securities*

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

(ii) *Investment securities*

Investment securities are stated at cost less any provision for impairment. Impairment is assessed in accordance with other long-lived assets.

(iii) *Fixed-income securities*

Fixed-income securities, which are intended to be held for an identified long-term purpose, are accounted for using the benchmark treatment and classified as investment securities. Investment securities are stated at cost less any provision for impairment.

(iv) *Other investments*

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

1. Significant Accounting Policies (continued)

M. Inventories

Inventories comprise stores and fuel and are valued at the lower of cost and net realisable value. Cost is calculated on the weighted average basis for stores and the first-in, first-out or weighted average basis as appropriate for fuel. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

N. Cash and cash equivalents

Cash and cash equivalents are carried at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, short-term, highly liquid investments that are readily convertible to cash and with a maturity of three months or less from date of investment, and bank overdrafts.

O. Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Exchange differences are included in the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

The accounts of subsidiary companies, jointly controlled entities or associated companies denominated in foreign currencies are translated into Hong Kong dollars using the year end rates of exchange for balance sheet items and the average rates of exchange for the year for the profit and loss items. Exchange differences are dealt with as a movement in reserves.

P. Employee Benefits

(i) Retirement benefits

The Group operates and participates in a number of defined contribution plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the Group.

Commencing from 1 January 2003, the retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. Contributions to the defined contribution retirement plans, including contributions to Mandatory Provident Funds (MPF) as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised in the year to which the contributions relate.

For defined benefit plans in place prior to 1 January 2003, retirement benefit costs were assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the plans. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term to the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognised over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognised, is restricted to the present value of economic benefits available to the Group.

(ii) Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and annual leave as a result of services rendered by employees up to the balance sheet date.

1. Significant Accounting Policies (continued)

Q. Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Previously, the Group accounted for deferred taxation in the SoC business on a full provision basis in respect of timing differences attributable to accelerated depreciation at the taxation rate in force in the year in which the differences arose. In the non-SoC business, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of the SSAP No. 12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The principal temporary differences recognised upon adoption by the Group arise from the restatement of assets to fair value on acquisition, withholding taxation on retained profits of overseas investments and tax losses carried forward.

As disclosed in the consolidated statement of changes in equity, as at 1 January 2002 and 2003, the retained profits have been increased by HK$63 million and HK$88 million respectively and the other reserves increased by HK$1 million and HK$13 million respectively. These changes have resulted in a reduction in deferred tax liabilities as at 31 December 2002 of HK$111 million, with the corresponding adjustments to i) increase the Group's share of net assets of jointly controlled entities by HK$579 million, ii) decrease the Group's share of net assets of associated companies by HK$22 million, iii) reduce positive goodwill and create negative goodwill on jointly controlled entities by HK$56 million and HK$396 million respectively and iv) increase other payables by HK$115 million. The impact of SSAP No. 12 (Revised) on the profit and loss account for the year ended 31 December 2002 has been an increase in reported net profit of HK$25 million. In addition, the 2002 earnings per share including Hok Un redevelopment profit/property disposal gain has been increased from HK$2.94 to HK$2.95 per share (an increase from HK$2.71 to HK$2.72 per share if excluding Hok Un redevelopment profit/property disposal gain).

R. Borrowing Costs

Borrowing costs include interest and other costs incurred in connection with the borrowing of funds. Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to complete.

S. Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

T. Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

2. Acquisition of Additional Interests in Yallourn Energy and GPEC

Pursuant to an agreement entered into with Powergen UK plc (Powergen) in November 2002 to acquire all of its remaining interests in BLCP Power Limited (BLCP), Yallourn Energy Pty Limited (Yallourn Energy) and Gujarat Paguthan Energy Corporation Private Limited (GPEC), the acquisitions of these additional interests were completed on 10 January 2003, 16 April 2003 and 11 June 2003 respectively. After these acquisitions, the Group owns 50% of BLCP, the developer of a 1,434MW coal-fired power project in Thailand; 92% of Yallourn Energy, the owner-operator of a 1,480MW coal-fired power station and a coal mine in Victoria, Australia; and 100% of GPEC, the owner-operator of a 655MW combined cycle power station in Gujarat, India.

The Group assumed control of Yallourn Energy and GPEC from the date on which the acquisition of additional interests were completed and accordingly these companies were reclassified from jointly controlled entities to subsidiary companies of the Group on the respective acquisition dates. BLCP remains as a jointly controlled entity of the Group.

The total cost of the acquisition of Powergen's remaining interests in Yallourn Energy (18.4%) and in GPEC (20%) was HK$836 million. Negative goodwill of HK$457 million has been recognised and is being amortised over 16 to 29 years from the respective date of acquisition. Details of the fair value of net assets acquired are as follows:

	HK$M
Fixed assets, net	**12,504**
Deferred tax assets	**808**
Trade and other receivables	**2,260**
Other assets	**140**
Cash and cash equivalents	**482**
Trade and other payables	**(1,079)**
Other liabilities	**(450)**
Deferred tax liabilities	**(222)**
Loans and other borrowings	**(7,745)**
Minority interest	**(227)**
Net assets previously recorded as jointly controlled entities	**(5,178)**
Fair value of net assets acquired	**1,293**
Negative goodwill attributable to subsidiary companies acquired	**(457)**
Total consideration paid *(Note 30(B))*	**836**

2. Acquisition of Additional Interests in Yallourn Energy and GPEC (continued)

The effect of the consolidation of Yallourn Energy and GPEC on the Group's operating profit and financial position is analysed as follows:

(A) Operating Profit

	2003			2002
	Acquisitions of Yallourn Energy and GPEC HK$M	Existing Operations HK$M	Total HK$M	HK$M
Turnover	2,268	25,980	**28,248**	26,134
Expenses				
Purchases of electricity [(a)]	–	15,873	**15,873**	15,586
Staff expenses	146	1,011	**1,157**	945
Fuel and other net operating costs	800	1,449	**2,249**	1,331
Depreciation	372	1,985	**2,357**	1,749
	1,318	20,318	**21,636**	19,611
Property disposal gain	–	–	**–**	313
Operating profit	950	5,662	**6,612**	6,836

Note (a): Represents the purchases of electricity for the SoC business, details of which are disclosed in Note 33.

(B) Financial Position

	2003			2002
	Acquisitions of Yallourn Energy and GPEC HK$M	Existing Operations HK$M	Total HK$M	HK$M
Fixed assets	14,687	39,470	**54,157**	36,550
Goodwill	–	(1,017)	**(1,017)**	–
Investments in jointly controlled entities, associated companies and investment securities	–	16,289	**16,289**	20,695
Deferred tax assets	952	–	**952**	–
Employee retirement benefit plan assets	–	–	**–**	1,138
	15,639	54,742	**70,381**	58,383
Deposits, bank balances and cash	338	449	**787**	516
Trade and other receivables	3,153	1,271	**4,424**	1,256
Other current assets	158	82	**240**	738
	3,649	1,802	**5,451**	2,510
Total assets	19,288	56,544	**75,832**	60,893
Current liabilities	1,625	7,280	**8,905**	7,168
Long-term loans and other borrowings	7,525	10,077	**17,602**	8,727
Deferred tax liabilities	317	4,297	**4,614**	3,610
SoC reserve accounts	–	3,607	**3,607**	4,500
Other non-current liabilities	369	101	**470**	–
	8,211	18,082	**26,293**	16,837
Total liabilities	9,836	25,362	**35,198**	24,005

3. Turnover and Segment Information

An analysis of the Group's turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:

	Turnover		Operating Profit/(Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)	
	2003	2002	**2003**	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
SoC business	**25,739**	25,844	**6,311**	7,147	**8,027**	8,719
Power projects outside Hong Kong	**2,310**	35	**708**	(214)	**2,560**	1,315
Telecom business	**25**	71	**(20)**	(175)	**(86)**	(182)
Other businesses	**174**	184	**(16)**	278	**274**	544
Unallocated Group expenses	**–**	–	**(371)**	(200)	**(371)**	(200)
	28,248	26,134	**6,612**	6,836	**10,404**	10,196

(A) Operating Profit/(Loss) is stated before taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

(B) Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

The following shows the carrying amount of segment assets and capital expenditure incurred by business segments:

	Total Assets		Capital Expenditure [a]	
	2003	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M
SoC business	**40,735**	38,466	**5,125**	4,923
Power projects outside Hong Kong	**17,367**	1,109	**466**	187
Other businesses	**290**	350	**2**	18
Unallocated items	**208**	560	**1**	6
	58,600	40,485	**5,594**	5,134
Investments in jointly controlled entities	**14,687**	18,982		
Investments in associated companies	**1,593**	1,426		
Tax assets	**952**	–		
Total assets	**75,832**	60,893		

Note (a): Includes additions of fixed assets and other segment assets.

3. Turnover and Segment Information (continued)

The Group operates, through its subsidiary companies, jointly controlled entities and associated companies, in three major geographical regions – Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group's operations by geographical regions is as follows:

2003	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	25,935	–	2,310	3	**28,248**
Segment results	6,275	(145)	853	(371)	**6,612**
Hok Un redevelopment profit	291	–	–	–	**291**
Share of profits less losses of jointly controlled entities	1,715	1,290	394	–	**3,399**
Share of profits less losses of associated companies	(66)	–	168	–	**102**
Profit/(Loss) before financing and taxation	8,215	1,145	1,415	(371)	**10,404**
Finance costs					**(688)**
Finance income					**48**
Taxation					**(1,712)**
Profit after taxation					**8,052**
Transfers under SoC					**(365)**
Earnings for the year					**7,687**
Capital expenditure [(a)]	5,127	2	464	1	**5,594**
Depreciation	1,978	2	375	2	**2,357**
Amortisation of goodwill/negative goodwill and cost of investment	16	38	(15)	–	**39**
Impairment charges	62	–	–	–	**62**
As at 31 December 2003					
Segment assets	41,025	16	17,351	208	**58,600**
Investments in jointly controlled entities	6,845	6,400	1,442	–	**14,687**
Investments in associated companies	84	–	1,509	–	**1,593**
Tax assets	–	–	952	–	**952**
Consolidated total assets	47,954	6,416	21,254	208	**75,832**
Segment liabilities	10,232	78	1,441	72	**11,823**
Total borrowings	–	–	8,051	10,646	**18,697**
Tax liabilities	4,334	–	344	–	**4,678**
Consolidated total liabilities	14,566	78	9,836	10,718	**35,198**

Note (a): Includes additions of fixed assets and other segment assets.

3. Turnover and Segment Information (continued)

2002	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	26,096	–	35	3	26,134
Segment results	7,250	(118)	(96)	(200)	6,836
Hok Un redevelopment profit	282	–	–	–	282
Share of profits less losses of jointly controlled entities	1,556	1,086	350	–	2,992
Share of profits less losses of associated companies	(7)	–	93	–	86
Profit/(Loss) before financing and taxation	9,081	968	347	(200)	10,196
Finance costs					(189)
Finance income					33
Taxation					(1,293)
Profit after taxation					8,747
Transfers under SoC					(1,643)
Earnings for the year					7,104
Capital expenditure [(a)]	4,941	1	186	6	5,134
Depreciation	1,743	2	2	2	1,749
Amortisation of goodwill/negative goodwill and cost of investment	9	49	18	–	76
Impairment charges	97	–	–	–	97
As at 31 December 2002					
Segment assets	38,816	97	1,012	560	40,485
Investments in jointly controlled entities	6,232	6,291	6,459	–	18,982
Investments in associated companies	150	–	1,276	–	1,426
Consolidated total assets	45,198	6,388	8,747	560	60,893
Segment liabilities	10,773	48	29	52	10,902
Total borrowings	–	–	–	9,297	9,297
Tax liabilities	3,806	–	–	–	3,806
Consolidated total liabilities	14,579	48	29	9,349	24,005

Note (a): Includes additions of fixed assets and other segment assets.

4. Operating Profit

	2003 HK$M	2002 HK$M
Operating profit is stated after charging/(crediting) the following:		
Charging		
Staff costs (A)		
Salaries and other costs	**1,447**	1,275
Retirement benefits costs *(Note 9)*	**129**	87
Auditors' remuneration (B)	**10**	4
Impairment loss and write back	**13**	70
Loss on disposal of fixed assets	**152**	79
Loss on disposal of other investments	**12**	–
Loss on curtailment of employee retirement benefit plan	**–**	83
Crediting		
Other net exchange gains	**(15)**	(6)
Net rental income from properties	**(15)**	(16)
Gain on disposal of staff quarters at Ho Man Tin Hill Road	**–**	(313)
Capital gains on disposal of other properties	**–**	(8)
Gain on realisation of retirement benefit plan asset *(Note 9)*	**(17)**	–
Amortisation of goodwill and negative goodwill	**(40)**	–

(A) Staff costs include amounts recharged to jointly controlled entities for services provided.

(B) The amount shown in 2003 includes audit fees of HK$3 million for companies re-classified as subsidiary companies in 2003.

5. Finance Costs and Income

	2003 HK$M	2002 HK$M
Finance costs:		
Interest expenses on bank loans and overdrafts	**563**	127
Interest expenses on other loans		
wholly repayable within five years	**165**	166
not wholly repayable within five years	**107**	62
Interest expenses on customers' deposits and others	**31**	23
Finance charges	**43**	36
Exchange losses/(gains)	**37**	(22)
	946	392
Less: amount capitalised	**(258)**	(203)
	688	189
Finance income:		
Net interest income from investment securities (A)	**18**	11
Interest income on bank deposits	**20**	5
Interest income on advance to a jointly controlled entity	**10**	17
	48	33

(A) The net interest income relates to interest income on A$160 million floating rate notes issued by Mezzco Pty Ltd. Mezzco Pty Ltd is a wholly-owned subsidiary company of AusPower Holdings Pty Ltd, which is the immediate holding company of Yallourn Energy. This interest income relates to the period during which Yallourn Energy was accounted for as a jointly controlled entity.

6. Hok Un Redevelopment Profit/Property Disposal Gain

	2003 HK$M	2002 HK$M
Property disposal gain	–	313
Hok Un redevelopment profit (A)		
Share of profit before taxation	**291**	282
Taxation	**(51)**	(49)
Share of profit after taxation	**240**	233
	240	546

(A) During the year, the Group recorded its share of profit arising from the sale of the remaining units of Phases 4 and 5 and car parking spaces at Laguna Verde.

7. Directors' Remuneration

The CLP Holdings' Board is currently composed of thirteen Non-executive Directors and four Executive Directors.

Remuneration for all Directors in 2003 totalled HK$27 million (2002: HK$37 million). Details of directors' remuneration are disclosed in Sections 3, 6 and 7 of the Remuneration Report on pages 91, 94 and 95 respectively.

8. Emoluments of Highest Paid Employees

The nine highest paid individuals in the Group during the year included three (2002: three) who served as Directors for the full year and one (2002: one) who served as a Director for part of the year. Total remuneration for these four Directors and the other five highest paid individuals was HK$54 million (2002: HK$72 million). Further details are disclosed in Section 9 of the Remuneration Report on page 96.

9. Retirement Benefits

For 2002

The Group operated two retirement funds, one for professional and general staff and the other for industrial staff employed by Group Companies in Hong Kong. Both funds were established under trust with the assets of the funds held separately from those of the Group by an independent trustee, and were Mandatory Provident Fund (MPF) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing 1 December 2000, the Group also participated in a master trust MPF scheme in Hong Kong operated by an independent service provider.

9. Retirement Benefits (continued)

The fund for professional and general staff consisted of three programmes: the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on 1 December 2000). The defined benefit programme provided benefits that were linked to final pay and required member contributions of 5% of base compensation. Both the defined contribution programme and the segregated fund programme provided benefits linked to contributions and investments thereon. The defined contribution programme required member contributions of at least 2.5% of base compensation, whereas members were not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme were closed to new employees as from 1 December 2000.

The fund for industrial staff consisted of two programmes: the defined benefit programme and the defined contribution programme (introduced on 1 December 2000). The defined benefit programme provided benefits that were linked to final pay and did not require member contributions. The defined contribution programme provided benefits linked to contributions and investments thereon. The defined contribution programme required members to contribute at least 2.5% of base compensation (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme was closed to new employees as from 1 December 2000.

Upon the close of business on 31 December 2002, all the remaining members in the defined benefit programmes were transferred to the defined contribution programmes under respective retirement funds. At the same time, the Group obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all actuarial losses of HK$83 million arising during the year were recognised in the profit and loss account.

For 2003

From 1 January 2003, after the curtailment of the defined benefit programmes, the Group's two retirement funds in Hong Kong consisted of defined contribution programmes only. On 25 June 2003, upon winding up of the two retirement funds, the Group established a new consolidated CLP Group Provident Fund Scheme (GPFS). All the members in the previous retirement funds automatically become members of the GPFS. The required rate of contribution by members is comparable to the defined contribution programmes under the previous retirement funds. The transfer is based on the principle that there is no change in benefits (past and future) for members. Pursuant to the Deeds of Termination dated 30 April 2003, the two previous retirement funds were terminated on 24 June 2003. In accordance with their Trust Deeds, upon winding up of the retirement funds, the surplus assets after meeting the obligation to the members were returned to the Group. The surplus assets realised were HK$1,155 million, including a gain of HK$17 million.

The new GPFS is a MPF exempted scheme under the Occupational Retirement Schemes Ordinance. The new GPFS comprises a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme. Contributions to defined contribution schemes, including GPFS and MPF as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totalled HK$175 million in 2003 (2002: HK$2 million), of which HK$58 million (2002: nil) was capitalised.

The employees employed by subsidiary companies outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$12 million in 2003 (2002: nil). The Group's financial obligations to these arrangements are not material.

9. Retirement Benefits (continued)

Movement in the retirement benefit plan assets recognised in the balance sheet is as follows:

	2003 HK$M	2002 HK$M
As at 1 January	**1,138**	1,194
Contributions paid	–	158
Expenses recognised before curtailment	–	(131)
Gain/(Loss) on curtailment of the programmes	**17**	(83)
	1,155	1,138
Realisation of surplus assets	**(1,155)**	–
As at 31 December	–	1,138

The defined benefit programmes were curtailed upon business close on 31 December 2002. The amount recognised in the balance sheet as at 31 December 2002 was determined as follows:

	2002 HK$M
Fair value of plan assets	5,757
Present value of funded obligations	(4,619)
Net retirement benefit plan assets as at 31 December	1,138

The amounts for defined benefit programmes recognised in the profit and loss account were as follows:

	2002 HK$M
Current service cost	162
Interest cost	295
Expected return on plan assets	(326)
Total expenses before curtailment	131
Less: amount capitalised	(46)
Total, included in staff costs *(Note 4)*	85
Loss on curtailment of the programmes	83
Total costs	168

The principal actuarial assumptions used were as follows:

	2002 %
Discount rate	6.5
Expected rate of return on plan assets	5.6
Expected rate of future base compensation increases	4.0

10. Taxation

	2003 HK$M	2002 HK$M
Taxation in the consolidated profit and loss account represents:		
Company and subsidiary companies		
– Hong Kong		
current	**674**	769
deferred	**343**	330
– outside Hong Kong		
current	**16**	8
deferred	**108**	–
	1,141	1,107
Jointly controlled entities		
– Hong Kong		
current	**281**	261
deferred	**(37)**	(203)
– outside Hong Kong		
current	**210**	135
deferred	**81**	(17)
	535	176
Associated company		
– outside Hong Kong		
current	**15**	2
deferred	**21**	8
	36	10
	1,712	1,293

In 2003, the Hong Kong Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Hong Kong profits tax has therefore been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year.

Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

10. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2003 HK$M	2002 HK$M
Profit before taxation	**9,764**	10,040
Calculated at a taxation rate of 17.5% (2002: 16%)	**1,709**	1,606
Effect of different taxation rates in other countries	**(161)**	(114)
Income not subject to taxation	**(3)**	(60)
Expenses not deductible for taxation purposes	**7**	17
Tariff rebates deductible for taxation purposes	**(220)**	(275)
Under-provision in prior years	**35**	5
Tax losses not recognised	**173**	120
Witholding/dividend distribution tax	**172**	(6)
Taxation charge	**1,712**	1,293

11. Transfers under Scheme of Control

The financial operations of CLP Power Hong Kong are governed by a SoC Agreement. In accordance with the Agreement, transfers required under the SoC are shown below:

	2003 HK$M	2002 HK$M
Transfers under SoC		
To Development Fund	**(572)**	(1,420)
From special provision account	**494**	96
To rate reduction reserve	**(287)**	(319)
	(365)	(1,643)

The Development Fund, special provision account and rate reduction reserve of CLP Power Hong Kong are collectively referred to as SoC reserve accounts in the consolidated balance sheet and the respective balances at the end of the year are:

	2003 HK$M	2002 HK$M
SoC reserve accounts		
Development Fund (A)	**2,960**	3,372
Special provision account (B)	**176**	670
Rate reduction reserve (C)	**471**	458
	3,607	4,500

11. Transfers under Scheme of Control (continued)

Movements in the SoC reserve accounts are as follows:

		2003 HK$M	2002 HK$M
(A)	Development Fund		
	As at 1 January	**3,372**	3,177
	Transfer from profit and loss account	**572**	1,420
	One-off rebates *(note a)*	**(308)**	(558)
	Business relief rebate *(note b)*	**(42)**	(41)
	Special rebate to customers *(note c)*	**(634)**	(626)
	As at 31 December	**2,960**	3,372

		2003 HK$M	2002 HK$M
(B)	Special provision account		
	As at 1 January	**670**	766
	Transfer to profit and loss account	**(494)**	(96)
	As at 31 December	**176**	670

CLP Power Hong Kong and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Hong Kong Government in December 1999 to further defer construction of Units 7 and 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the Development Fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. Under the arrangement, there is no permitted return to be earned on the deferral premium. During the year, HK$494 million (2002: HK$96 million) of deferral premium was charged to the special provision account.

		2003 HK$M	2002 HK$M
(C)	Rate reduction reserve		
	As at 1 January	**458**	411
	Transfer from profit and loss account	**287**	319
	One-off rebates *(note a)*	**(101)**	(101)
	Rebate to customers *(note c)*	**(173)**	(171)
	As at 31 December	**471**	458

Notes:

(a) CLP Power Hong Kong provided each customer with a special one-off rebate which was equivalent to one half of the bill for electricity consumed in March 2003, up to a maximum rebate of HK$200 for each residential customer and HK$10,000 for each non-residential customer, in May 2003. It further provided each customer as at 31 December 2003 with a one-off rebate determined on the basis of HK¢1.7 per unit of electricity consumption during 2003. These rebates were funded by the Development Fund and related accounts.

(b) A business relief rebate of HK¢0.2 per unit (2002: HK¢0.2 per unit) was made to non-residential customers.

(c) A special rebate of HK¢2.2 per unit (2002: HK¢2.2 per unit) and a rebate of HK¢0.6 per unit (2002: HK¢0.6 per unit) were made to customers during the year.

12. Earnings

Of the consolidated earnings of HK$7,687 million (2002: HK$7,104 million), HK$4,727 million (2002: HK$7,607 million) has been dealt with in the accounts of the Company.

13. Non-SoC Operating Earnings

	2003 HK$M	2002 HK$M
Income from power projects outside Hong Kong		
Chinese mainland	**935**	827
Asia-Pacific region	**710**	348
	1,645	1,175
Sales to Chinese mainland	**82**	64
Telecom business	**(86)**	(182)
Other businesses	**(41)**	(59)
	1,600	998

14. Dividends

	2003		2002	
	HK$ per share	**HK$M**	HK$ per share	HK$M
Interim dividends paid	**1.23**	**2,962**	1.14	2,746
Final dividend proposed	**0.65**	**1,565**	0.51	1,228
Special final dividend proposed	**0.10**	**241**	0.23	554
	1.98	**4,768**	1.88	4,528

At the Board meeting held on 25 February 2004, the Directors recommended a final dividend of HK$0.65 per share and a special final dividend of HK$0.10 per share. The proposed dividends are not reflected as dividends payable in these accounts, but as a separate component of the shareholders' funds for the year ended 31 December 2003.

15. Earnings per Share

The prescribed figure for earnings per share which includes the Hok Un redevelopment profit/property disposal gain (Note 6) is computed as follows:

	2003	2002
Earnings for the year (HK$M)	**7,687**	7,104
Weighted average number of shares in issue (thousand shares)	**2,408,246**	2,408,783
Earnings per share (HK$)	**3.19**	2.95

15. Earnings per Share (continued)

To enable investors to understand better the Group's results, an additional earnings per share figure, excluding the Hok Un redevelopment profit/property disposal gain, is provided below:

	2003 HK$M	2002 HK$M
Earnings for the year	**7,687**	7,104
Less: Hok Un redevelopment profit/property disposal gain	**(240)**	(546)
Earnings excluding Hok Un redevelopment profit/property disposal gain	**7,447**	6,558
Earnings per share excluding Hok Un redevelopment profit/property disposal gain (HK$)	**3.09**	2.72

Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 31 December 2003 (2002: nil).

16. Fixed Assets

Group

	Land HK$M	**Buildings HK$M**	**Plant, Machinery and Equipment HK$M**	**Total HK$M**
Cost				
As at 1 January 2003	2,157	5,739	44,183	52,079
Acquisition of subsidiaries	85	373	15,932	16,390
Additions	101	908	4,585	5,594 [(a)]
Transfers and disposals	(30)	(40)	(577)	(647)
Exchange differences	17	37	2,736	2,790
As at 31 December 2003	2,330	7,017	66,859	76,206
Accumulated depreciation				
As at 1 January 2003	–	1,336	14,193	15,529
Acquisition of subsidiaries	–	99	3,787	3,886
Charge for the year	–	159	2,198	2,357
Transfers and disposals	–	(11)	(403)	(414)
Impairment charge	–	–	9	9
Exchange differences	–	8	674	682
As at 31 December 2003	–	1,591	20,458	22,049
Net book value				
As at 31 December 2003	**2,330**	**5,426**	**46,401**	**54,157 [(b)]**
As at 31 December 2002	2,157	4,403	29,990	36,550

Notes:

(a) Capital expenditure incurred for the SoC business totalled HK$5,125 million (2002: HK$4,923 million).

(b) Fixed assets employed for the SoC business and non-SoC business amounted to HK$39,258 million (2002: HK$36,273 million) and HK$14,899 million (2002: HK$277 million) respectively. For the non-SoC business, HK$14,687 million (2002: nil) was attributed to Yallourn Energy and GPEC.

16. Fixed Assets (continued)

Included in fixed assets is equipment awaiting installation and plant under construction, the book values of which as at 31 December 2003 were HK$335 million and HK$7,594 million respectively (2002: HK$356 million and HK$5,926 million respectively) for the Group.

The tenure of the land of the Group is as follows:

	2003 HK$M	2002 HK$M
Held in Hong Kong:		
On long-term leases (over 50 years)	**155**	176
On medium-term leases (10-50 years)	**2,071**	1,979
On short-term leases (less than 10 years)	**2**	2
	2,228	2,157
Held outside Hong Kong:		
Freehold	**101**	–
On long-term leases (over 50 years)	**1**	–
	102	–
	2,330	2,157

Company

The fixed assets of the Company were HK$6 million (2002: HK$8 million), comprising mainly office furniture, fittings and equipment. The additions and depreciation for the year were HK$1 million and HK$2 million respectively.

17. Goodwill

Goodwill and negative goodwill arising from acquisition of interests in Yallourn Energy and GPEC are as follows:

	Goodwill HK$M	Negative Goodwill HK$M	Total HK$M
Gross amount			
As at 1 January 2003	–	–	–
Transfer from jointly controlled entities	220	(419)	(199)
Acquisition of subsidiaries	–	(457)	(457)
Fair value adjustments	(196)	(49)	(245)
Exchange differences	4	(184)	(180)
As at 31 December 2003	28	(1,109)	(1,081)
Accumulated amortisation			
As at 1 January 2003	–	–	–
Transfer from jointly controlled entities	(11)	23	12
Credit for the period	8	32	40
Exchange differences	–	12	12
As at 31 December 2003	(3)	67	64
Net carrying value			
As at 31 December 2003	**25**	**(1,042)**	**(1,017)**

The above figures comprise the negative goodwill arising from the acquisition of additional interests in Yallourn Energy and GPEC in April and June 2003 respectively and the goodwill and negative goodwill arising from the past acquisitions which were included previously in the carrying value of the Group's investments in jointly controlled entities.

The goodwill and negative goodwill are being amortised over 16 to 31 years from the respective date of acquisition. The amortisation charge/credit is included within "fuel and other net operating costs" in the consolidated profit and loss account.

The provisional fair values recorded as at the respective date of acquisition have subsequently been updated primarily for the recoverability of receivables and related deferred tax.

18. Investments in Subsidiary Companies

	2003 HK$M	2002 HK$M
Unlisted shares, at cost	**23,589**	23,673
Provisions for impairment losses	**(100)**	(100)
Advances to subsidiary companies, less provisions	**11,356**	10,592
Advances from subsidiary companies	**(16)**	(33)
	34,829	34,132

The advances to/from subsidiary companies are unsecured, interest free and have no fixed repayment terms except an advance from CLP Properties Group of HK$16 million (2002: HK$14 million), which is repayable on demand and bears interest of 1.25% (2002: 1.75%) per annum.

The table below lists the principal subsidiary companies of the Group:

Name	Issued Share Capital	Percentage of Issued Capital Held in 2003	Place of Incorporation/ Operation	Principal Activity
CLP Power Hong Kong Limited	2,488,320,000 shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity
Hong Kong Nuclear Investment Company Limited	300,000 shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Project Investment Holding
CLP Engineering Limited	410 shares of HK$10,000 each	100	Hong Kong	Engineering Services
CLP Power Asia Limited	1,000 shares of US$1 each	100	British Virgin Islands/International and Chinese mainland	Power Projects Investment Holding
CLP Power China Limited	192,000,000 shares of US$1 each	100*	British Virgin Islands/Chinese mainland	Power Projects Investment Holding
CLP Power International Limited	192,000 shares of US$1,000 each	100*	British Virgin Islands/International	Power Projects Investment Holding
CLP Properties Limited	15,000,000 shares of HK$10 each	100	Hong Kong	Property Investment Holding
CLP Telecommunications Limited	10,000,000 shares of HK$10 each	100	Hong Kong	Telecommunications
CLP Research Institute Limited	1 share of US$1	100	British Virgin Islands/Hong Kong	Research and Development
Yallourn Energy Pty Limited	15 shares of A$1 each	92*	Australia	Generation and Supply of Electricity
Gujarat Paguthan Energy Corporation Private Limited	728,000,000 shares of Rs.10 each	100*	India	Generation and Supply of Electricity

* Indirectly held

19. Investments in Jointly Controlled Entities

The table below lists the share of net assets of the jointly controlled entities of the Group:

	2003 HK$M	2002 HK$M
Castle Peak Power Company Limited (A)		
Share of net assets	**215**	175
Advances	**5,690**	4,856
Special loan	**78**	78
	5,983	5,109
Guangdong Nuclear Power Joint Venture Company, Limited (B)		
Share of net assets	**3,075**	3,071
CLP Powergen joint venture – Gujarat Paguthan Energy Corporation Private Limited (C)		
Share of net assets other than goodwill	**–**	2,598
Unamortised goodwill on acquisition	**–**	209
	–	2,807
CLP Powergen joint venture – Yallourn Energy Pty Limited (D)		
Share of net assets other than goodwill	**–**	2,600
Unamortised goodwill on acquisition	**–**	(396)
Advances	**–**	221
	–	2,425
Shandong Zhonghua Power Company Limited (E)		
Share of net assets	**1,341**	1,373
Ho-Ping Power Company (F)		
Share of net assets other than goodwill	**1,054**	968
Unamortised goodwill on acquisition	**240**	242
	1,294	1,210
CLP Guohua Power Company Limited (G)		
Share of net assets other than goodwill	**924**	834
Unamortised goodwill on acquisition	**125**	132
	1,049	966
Hok Un joint venture (H)		
Share of net assets	**560**	825
Hong Kong Pumped Storage Development Company, Limited (I)		
Share of net assets	**12**	12
Advances	**306**	300
	318	312
Others (J)		
Share of net assets other than goodwill	**688**	544
Unamortised goodwill on acquisition	**77**	65
Advances	**302**	313
Impairment charge	**–**	(38)
	1,067	884
	14,687	18,982

19. Investments in Jointly Controlled Entities *(continued)*

The purchased goodwill of jointly controlled entities is being amortised on a straight-line basis over its estimated useful economic life. Movement of goodwill is shown below:

	2003 HK$M	2002 HK$M
Gross amount, as previously reported	**746**	463
Accumulated amortisation, as previously reported	**(42)**	(8)
Adjustment on adoption of SSAP No. 12 (Revised)	**(452)**	(360)
Balance at beginning of year, as restated	**252**	95
Transfer upon acquisition of subsidiary companies	**187**	–
Addition	**42**	213
Disposal	**(31)**	–
Amortisation	**(20)**	(18)
Exchange differences	**12**	(38)
Gross amount	**484**	268
Accumulated amortisation	**(42)**	(16)
Balance at end of year	**442**	252

(A) Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO's power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power Hong Kong's advances to it would be subordinated to certain loans of CAPCO. CLP Power Hong Kong's advances to CAPCO may be withdrawn only to the extent that the shareholders' funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders' funds represent the sum of the issued share capital, shareholders' advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on 30 September 2008.

19. Investments in Jointly Controlled Entities (continued)

In view of the significance of this investment, an extract of the accounts of CAPCO for the years ended 31 December is set out as follows:

	2003 HK$M	2002 HK$M
Results for the year		
Turnover	**10,523**	10,262
Profit before taxation	**4,278**	3,917
Group's share of profit before taxation for the year	**1,716**	1,572
Net assets as at year end		
Fixed assets	**27,449**	26,836
Current assets	**1,536**	1,392
Current liabilities	**(4,348)**	(5,330)
Deferred taxation	**(2,827)**	(2,540)
Long-term liabilities	**(7,011)**	(7,733)
	14,799	12,625

(B) Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustment to conform with the Group's significant accounting policies, for the years ended 31 December is set out as follows:

	2003 HK$M	2002 HK$M
Results for the year		
Turnover	**7,348**	7,146
Profit before taxation	**3,308**	3,028
Group's share of profit before taxation for the year	**827**	757
Net assets as at year end		
Fixed assets	**16,034**	17,646
Current assets	**4,232**	3,404
Current liabilities	**(1,386)**	(2,166)
Long-term liabilities	**(6,566)**	(6,599)
	12,314	12,285

19. Investments in Jointly Controlled Entities (continued)

(C) On 20 February 2002, the Group acquired an 80% interest in a newly formed joint venture company (with the remaining 20% held by Powergen UK plc (Powergen)) which during the period acquired a 100% equity interest in Gujarat Paguthan Energy Corporation Private Limited (GPEC). GPEC owns and operates a combined cycle 655MW power station in Gujarat, India and has entered into a 20-year (1998-2018) power purchase agreement with Gujarat Electricity Board.

On 11 June 2003, the Group acquired Powergen's remaining interest (20%) in GPEC for a consideration of HK$328 million. The participation of Powergen in the operation and management of GPEC then ceased and GPEC became a wholly-owned subsidiary company of the Group. Details of the acquisition of the additional interest in GPEC and its effects on the Group's operating profit and financial position upon becoming a subsidiary company of the Group are discussed in Note 2.

(D) Prior to April 2003, the Group held an 80% interest in two joint venture companies, with the remaining 20% held by Powergen. In February 2001, these joint venture companies completed the acquisition of a 92% interest in Yallourn Energy Pty Limited (Yallourn Energy), which owns and operates a 1,480MW coal-fired plant and dedicated coal mine in Victoria, Australia.

On 16 April 2003, the Group acquired Powergen's remaining interest (18.4%) in Yallourn Energy for a consideration of HK$508 million. The participation of Powergen in the operation and management of Yallourn Energy then ceased and the Group's effective interest in Yallourn Energy increased to 92%. Details of the acquisition of the additional interest in Yallourn Energy and its effects on the Group's operating profit and financial position upon becoming a subsidiary company of the Group are discussed in Note 2.

(E) Shandong Zhonghua Power Company Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations totalling 3,000MW. Three of the power stations, Shiheng I, Shiheng II and Heze II, are in commercial operation and the remaining one, Liaocheng, is in trial operation. All power generated is for supply to the Shandong Grid.

(F) The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company has constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. Goodwill associated with the acquisition of Ho-Ping is being amortised over a period of 25 years, which is the term of the power purchase agreement signed with Taipower.

(G) CLP Guohua Power Company Limited, the joint stock company with 51% owned by Beijing Guohua Electric Power Corporation and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW. Goodwill is being amortised over 20 years from the date of acquisition.

19. Investments in Jointly Controlled Entities (continued)

(H) The Group entered into a joint venture agreement with a wholly-owned subsidiary company of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of profits arising from the project, with a minimum overall profit guaranteed by the subsidiary company of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture acquired additional Plot Ratio from the Hong Kong Government. Under a separate agreement with the subsidiary company of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of associated land premium, development and marketing costs.

(I) Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

(J) The Group's other investments include:

- 41.5% interest in a number of hydro power projects in Huaiji County, Guangdong Province;
- 50% interest in a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;
- 49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW. Goodwill is being amortised over 18 years from the date of acquisition;
- 70% interest in Guizhou CLP Power, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station in Guizhou, Anshun II Power Station, with an installed capacity of 600MW. Full commercial operation will commence in 2004. Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of the joint venture company. Hence, the Group's interest is accounted for as jointly controlled entity;
- 40% interest in Ho-Ping Power Services Corporation to provide operation and maintenance services to Ho-Ping; and
- 50% (2002: 40%) interest in BLCP Power Limited (BLCP) which owns and will operate a 1,434MW coal-fired power station currently under construction in Thailand. Goodwill associated with the acquisition of BLCP is to be amortised over a period of 25 years from the date of commercial operation, which is the term of the power purchase agreement signed with Electricity Generating Authority of Thailand.

During the year, the Group disposed of its 40% interest in Precision Marketing Inc., which provides customer database management services in Hong Kong, Taiwan and the Chinese mainland.

The advances to jointly controlled entities are unsecured, interest free and have no fixed repayment terms except for an advance of HK$302 million (2002: HK$298 million) to a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited, of which HK$25 million bears interest based on Hong Kong prime rate.

20. Investments in Associated Companies

	2003 HK$M	2002 HK$M
Electricity Generating Public Company Limited (A)		
Share of net assets other than goodwill	**1,346**	1,111
Unamortised goodwill on acquisition	**163**	165
	1,509	1,276
PowerCom Network Hong Kong Limited (B)		
Share of net losses	**(3)**	(2)
Unamortised goodwill on acquisition	**87**	152
	84	150
	1,593	1,426

The purchased goodwill of associated companies is being amortised on a straight-line basis over its estimated useful economic life of 10 to 16 years. Movement of goodwill is shown as below:

	2003 HK$M	2002 HK$M
Gross amount	**1,373**	1,212
Accumulated amortisation	**(1,056)**	(1,037)
Balance at beginning of year	**317**	175
Addition	**-**	157
Amortisation	**(31)**	(19)
Impairment charge	**(49)**	–
Exchange differences	**13**	4
Gross amount	**1,386**	1,373
Accumulated amortisation	**(1,136)**	(1,056)
Balance at end of year	**250**	317

(A) Electricity Generating Public Company Limited (EGCO) is 22.4% (2002: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 13 Board members. The market value as at 31 December 2003 was HK$2,080 million (2002: HK$800 million).

(B) PowerCom Network Hong Kong Limited (PowerCom) is 19% owned by the Group and 81% held by Cheung Kong Enterprises Limited. It is a private limited liability company incorporated in the British Virgin Islands. Its principal activity is the provision of broadband Internet access and communication services, using powerline telecommunication technology. Because the Group can exercise significant influence over PowerCom's management, the investment is accounted for as an associated company.

The Group has performed a review of the carrying value of PowerCom at the end of the year. Based on this valuation, the Directors consider it appropriate to provide for an impairment loss of HK$49 million.

21. Investment Securities

	2003 HK$M	2002 HK$M
Equity securities listed in Hong Kong (A)	–	14
Unlisted shares (B)	4	4
Held-to-maturity securities (C)	–	264
Fixed-income securities	5	5
	9	287

(A) The Group holds a 5.23% interest in DataSys Technology Holdings Limited (DataSys), a listed company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. During the year, the Group reclassified the investment in DataSys from long-term investment to other investments under current assets (Note 23(A)).

(B) The Group owns a 6.4% shareholding in StorageBank Inc., an unlisted company in Taiwan which provides storage systems, backup and disaster recovery of computer systems.

(C) The Group holds 100% (A$160 million) of the floating rate notes issued by Mezzco Pty Ltd. This is a wholly-owned subsidiary company of AusPower Holdings Pty Ltd., which is the immediate holding company of Yallourn Energy. Following the acquisition of the additional interest in Yallourn Energy during the year, the Group consolidated both Yallourn Energy and Mezzco Pty Ltd. into its consolidated accounts; the Group's investment in the floating rates notes was eliminated against the liability of Mezzco Pty Ltd.

22. Deposits, Bank Balances and Cash

	2003 HK$M	2002 HK$M
Trust fund for unclaimed dividends (A)	21	25
Deposits, bank balances and cash	766	491
	787	516

(A) As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after 6 years from the date they were declared.

23. Other Investments

	2003 HK$M	2002 HK$M
Equity securities at market value		
– listed in Hong Kong (A)	**10**	–
– listed outside Hong Kong (B)	**–**	671
	10	671

(A) During the year, the Directors changed their intention regarding the Group's shareholding in DataSys. Accordingly, it was reclassified from investment securities held for the long-term (Note 21(A)) to other investments within current assets and valued at its market price of HK$10 million (market value at 2002: HK$16 million). As a result, a loss of HK$4 million was recognised.

(B) The Group sold its 5% interest in YTL Power International Berhad, a listed company in Malaysia, to YTL Corporation for a total consideration of RM320,985,313 (approximately HK$659 million) or RM2.75 per share in 2003.

24. Trade and Other Receivables

	2003 HK$M	2002 HK$M
Group		
Trade receivables (ageing analysis is shown below)	**3,201**	605
Deposits and prepayments	**1,161**	601
Current accounts with jointly controlled entities	**62**	50
	4,424	1,256
Company		
Debtors, deposits and prepayments	**7**	6
Current accounts with subsidiary companies	**1**	1
	8	7

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong's credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 15 to 17 days after issue. Customers' receivable balances are generally secured by cash deposits or bank guarantees. For Yallourn Energy and GPEC, the credit term for trade receivables ranges from 30 to 60 days.

As at 31 December 2003, HK$3,153 million of trade and other receivables was attributed to Yallourn Energy and GPEC. GPEC has obtained payment for some of its receivables from Gujarat Electricity Board through bill discounting with recourse. Details of these financing arrangements are disclosed in Note 32(B).

The ageing analysis of the trade receivables as at 31 December is as follows:

	2003 HK$M	2002 HK$M
Below 30 days	**2,011**	573
31 – 60 days	**169**	17
61 – 90 days	**40**	6
Over 90 days	**981**	9
	3,201	605

25. Fuel Clause Account

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

26. Trade and Other Payables

	2003 HK$M	2002 HK$M
Group		
Trade payables (ageing analysis is shown below)	**1,719**	1,404
Other payables and accruals	**1,152**	752
Current accounts with jointly controlled entities	**1,123**	1,050
	3,994	3,206
Company		
Creditors	**72**	53
Current accounts with subsidiary companies	**6**	8
	78	61

The ageing analysis of the trade payables as at 31 December is as follows:

	2003 HK$M	2002 HK$M
Below 30 days	**1,671**	1,341
31 – 60 days	**41**	5
61 – 90 days	**7**	1
Over 90 days	**–**	57
	1,719	1,404

27. Share Capital

	2003		2002	
	Number of Shares of HK$5 Each	**Amount HK$M**	Number of Shares of HK$5 Each	Amount HK$M
Authorised				
As at 31 December	**3,000,000,000**	**15,000**	3,000,000,000	15,000
Issued and fully-paid				
As at 1 January	**2,408,245,900**	**12,041**	2,421,486,400	12,107
Shares repurchased during the year	**–**	**–**	(13,240,500)	(66)
As at 31 December	**2,408,245,900**	**12,041**	2,408,245,900	12,041

28. Bank Loans and Other Borrowings

	Group		Company	
	2003	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M
Total facilities available				
Bank overdrafts	**703**	499	–	–
Bank loans	**21,610**	12,033	**7,000**	7,000
US Dollar Notes due 2006 (US$300 million)	**2,340**	2,340	–	–
US Dollar Notes due 2012 (US$300 million)	**2,340**	2,340	–	–
HK Dollar Notes due 2013	**1,000**	–	–	–
	27,993	17,212	**7,000**	7,000
Utilised as at 31 December				
Bank loans				
Wholly repayable within five years	**7,082**	4,617	**2,776**	2,113
Not wholly repayable within five years	**5,935**	–	–	–
	13,017	4,617	**2,776**	2,113
Other borrowings				
Wholly repayable within five years	**2,340**	2,340	–	–
Not wholly repayable within five years	**3,340**	2,340	–	–
	5,680	4,680	–	–
	18,697	9,297	**2,776**	2,113
Included in current liabilities				
Short-term loans	**567**	567	–	11
Current portion of long-term loans and borrowings	**528**	3	–	–
	1,095	570	–	11
Long-term loans and borrowings, repayable				
within one year	**528**	3	–	–
between one and two years	**770**	2	–	–
between two and five years	**10,696**	6,385	**2,776**	2,102
after five years	**6,136**	2,340	–	–
	18,130	8,730	**2,776**	2,102
Less: current portion of long-term loans and borrowings	**(528)**	(3)	–	–
	17,602	8,727	**2,776**	2,102
	18,697	9,297	**2,776**	2,113

Of the total bank loan facilities available, HK$19,326 million (2002: HK$9,543 million) are committed.

28. Bank Loans and Other Borrowings (continued)

The total borrowings of HK$18,697 million as at 31 December 2003 (2002: HK$9,297 million) comprised the following:

(i) US Dollar Notes of HK$2,340 million due 2006 (2002: HK$2,340 million) with a coupon rate of 7.50% (2002: 7.50%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(ii) US Dollar Notes of HK$2,340 million due 2012 (2002: HK$2,340 million) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance kept at floating rate;

(iii) Hong Kong Dollar Notes of HK$1,000 million due 2013 (2002: nil), of which two tranches of HK$500 million Notes were issued at coupon rates of 4.45% and 5.00% per annum respectively;

(iv) Australian dollar bank loans of HK$9,336 million (2002: HK$2,190 million), with interest rates at a fixed margin over Australian dollar LIBOR or Australian Bank Bill Swap Rates. HK$6,444 million (2002: nil) of the loans were attributed to Yallourn Energy, with 95% swapped into fixed rate on a rolling 5-year basis and are secured by a fixed and floating charge over the assets of Yallourn Energy;

(v) Bank loans totalling HK$1,607 million (2002: nil), which principally comprised floating rate loans in Euros and Indian Rupees, were attributed to GPEC. Part of the loans (HK$620 million) are secured by a fixed and floating charge over the assets of GPEC; and

(vi) Others include floating rate loans of HK$2,070 million (2002: HK$2,421 million) and a fixed rate bank loan of HK$4 million (2002: HK$6 million).

29. Deferred Taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions.

Movement in the deferred tax assets account is as follows:

	Tax Losses HK$M	Accelerated Tax Depreciation HK$M	Provisions HK$M	Others HK$M	Total HK$M
As at 1 January 2003	–	–	–	–	–
Acquisition of subsidiaries	2,909	(2,194)	70	23	808
Fair value adjustment	–	–	(22)	1	(21)
(Charged)/credited to profit and loss account	240	(280)	12	17	(11)
Exchange differences	691	(513)	9	(11)	176
As at 31 December 2003	**3,840**	**(2,987)**	**69**	**30**	**952**

No comparative figures are shown as all of the deferred tax assets relate to Yallourn Energy and GPEC, which became subsidiary companies of the Group in 2003.

Movement in the deferred tax liabilities account is as follows:

	Accelerated Tax Depreciation		Withholding/Dividend Distribution Tax		Total	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
As at 1 January, as previously reported	**3,721**	3,391	–	–	**3,721**	3,391
Adjustment on adoption of SSAP No. 12 (Revised)	**(111)**	(111)	–	–	**(111)**	(111)
As at 1 January, as restated	**3,610**	3,280	–	–	**3,610**	3,280
Acquisition of subsidiaries	–	–	**222**	–	**222**	–
Fair value adjustment	–	–	**3**	–	**3**	–
Charged to profit and loss account	**343**	330	**97**	–	**440**	330
Effect of change in tax rate	**338**	–	–	–	**338**	–
Exchange differences	–	–	**1**	–	**1**	–
As at 31 December	**4,291**	3,610	**323**	–	**4,614**	3,610

30. Notes to the Consolidated Cash Flow Statement

(A) Reconciliation of profit before taxation to net cash inflow from operations

	2003 HK$M	2002 HK$M
Profit before taxation	**9,764**	10,040
Adjustments for:		
Operating interests	**622**	184
Finance income	**(48)**	(33)
Hok Un redevelopment profit	**(291)**	(282)
Share of profits less losses of jointly controlled entities	**(3,399)**	(2,992)
Share of profits less losses of associated companies	**(102)**	(86)
Depreciation	**2,357**	1,749
Amortisation of goodwill and negative goodwill	**(40)**	–
Impairment loss on investments in jointly controlled entities	**–**	38
Impairment loss on long-lived assets	**9**	59
Loss on disposal of fixed assets	**152**	79
Capital gain arising from disposal of properties	**–**	(321)
Dividend income from investments	**–**	(34)
Net loss/(gain) on other investments	**16**	(27)
(Realised gain)/unrealised loss on retirement benefit plan assets	**(17)**	83
Exchange losses/(gains)	**32**	(28)
SoC items		
Increase in customers' deposits	**194**	234
Increase in fuel clause account	**894**	258
One-off rebates	**(1,368)**	(439)
Business relief rebate	**(42)**	(41)
Special rebate	**(634)**	(626)
Rebate to customers under SoC	**(173)**	(171)
	(1,129)	(785)
Operating profit before working capital changes	**7,926**	7,644
Increase in debtors and prepayments	**(158)**	(150)
Increase in retirement benefit plan assets	**–**	(27)
Increase in creditors and other liabilities	**29**	248
Increase in current accounts due to jointly controlled entities	**61**	134
Net cash inflow from operations	**7,858**	7,849

(B) Analysis of the net cash outflow in respect of the acquisition of Yallourn Energy and GPEC

	2003 HK$M	2002 HK$M
Cash consideration *(Note 2)*	**836**	–
Cash and cash equivalents acquired	**(482)**	–
Net cash outflow in respect of the acquisitions	**354**	–

31. Commitments

(A) Capital expenditure authorised but not brought into the accounts is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$M	HK$M	**HK$M**	HK$M
Contracted but not provided for	**2,984**	3,056	**–**	–
Authorised but not contracted for	**9,411**	8,402	**10**	1
	12,395	11,458	**10**	1

(B) In respect of the investment in the Anshun II Power Project in Guizhou, the Group is required to contribute share capital of RMB440 million (approximately HK$414 million). As at 31 December 2003, RMB154 million (approximately HK$145 million) had been contributed. The remainder of the share capital will be paid by April 2004.

(C) Under the Equity Contribution Agreement relating to the BLCP Power project, the Group is required to make equity contributions of US$162 million (approximately HK$1,258 million). As at 31 December 2003, the Group's obligation as to US$17 million (approximately HK$132 million) had been fulfilled. The remainder will be contributed by 2007.

(D) Pursuant to the relevant loan agreements entered into on 27 February 2001 for the refinancing of Yallourn Energy, shareholders of AusPower Holdings Pty Limited, the immediate holding company of Yallourn Energy, agreed to provide the lenders with contingent equity support up to the sum of A$200 million in respect of a senior debt facility. The contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service within five years from 27 February 2001.

With higher than expected capital expenditure requirements over the next few years, Yallourn Energy forecasts that in order to meet the debt service cover ratios as stipulated in the loan agreements, it may require contingent equity support to be provided by its shareholders. For 2004, the total equity support required by Yallourn Energy is estimated to be about A$60 million based on a 100% ownership.

32. Contingent Liabilities

(A) China Energy Investment Company Limited (CEIC), a wholly-owned subsidiary company of the Group, is a shareholder of the Shandong Zhonghua Power Company Limited formed to develop, own and operate the Shiheng I, Shiheng II, Heze II and Liaocheng Power Stations totalling 3,000MW in the Shandong Province of the Chinese mainland. As part of the security package for the project, the Company has provided a Letter of Support to the finance parties to procure that CEIC will perform its contractual obligations.

32. Contingent Liabilities (continued)

The contingent financial liabilities as at 31 December 2003 to be assumed by the Company, in respect of the performance by CEIC of its contractual obligations, are estimated to be as follows:

	2003 HK$M	2002 HK$M
Sponsor support for completion	**699**	702
Liability under engineering, procurement and construction contracts for Heze II and Liaocheng Power Stations	**1,898**	2,472
Dividend escrow	**799**	618
	3,396	3,792

(B) GPEC has obtained payment for some of its receivables from Gujarat Electricity Board (GEB) through bill discounting with recourse. The potential effect on the Group as at 31 December 2003 if these financing arrangements are not settled by GEB is that GPEC would be required to pay HK$538 million (2002: HK$254 million). There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

The Directors are of the opinion that no provision is required to be made in the financial statements in respect of the matters described above.

33. Related Party Transactions

In the normal course of business, the Group undertakes on an arm's length basis a wide variety of transactions with related parties. The more significant of such transactions during the year ended 31 December 2003 are described below:

(A) Purchases of electricity

	2003 HK$M	2002 HK$M
Purchases of electricity from CAPCO (I)	**10,431**	10,191
Purchases of nuclear electricity (II)	**5,134**	4,976
Pumped storage service fee (III)	**308**	419
Purchases of electricity	**15,873**	15,586

(I) Under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is obligated to purchase all of CAPCO's generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO's share of the return permitted under the SoC.

(II) Under the offtake and resale contracts, CLP Power Hong Kong is obligated to purchase the Group's 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power Hong Kong for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for that year.

33. Related Party Transactions (continued)

(A) Purchases of electricity (continued)

(III) Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC's operating expenses and net return. PSDC's net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

(B) In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,025 million (2002: HK$970 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract.

34. Statement of Indebtedness, Contingent Liabilities and Capital Commitments of Affiliated Companies

The Company has obtained a waiver from The Stock Exchange of Hong Kong Limited under Paragraph 3.10 of Practice Note 19 of the Listing Rules from disclosing a proforma combined balance sheet of affiliated companies. Affiliated companies include the Group's jointly controlled entities and associated companies. Instead, in accordance with Practice Note 19, the Company discloses the following alternative information in relation to the affiliated companies as at 31 December 2003. This information has been extracted from the relevant audited accounts or management accounts of all affiliated companies.

	2003 HK$M	2002 HK$M
The Group's share of total indebtedness of affiliated companies is analysed as follows:		
Bank borrowings	**15,050**	18,468
Other borrowings including loans from shareholders	**1,352**	3,074
	16,402	21,542
The Group's share of contingent liabilities of affiliated companies	**301**	667
The Group's share of capital commitments of affiliated companies		
Contracted but not provided for	**4,129**	1,934
Authorised but not contracted for	**1,012**	2,943
	5,141	4,877

The Group's share of total indebtedness was significantly reduced mainly due to the exclusion of the borrowings of Yallourn Energy and GPEC which were reflected as part of the Group's borrowings on its balance sheet as at 31 December 2003 as both entities were reclassified from jointly controlled entities to subsidiary companies in 2003.

35. Approval of Accounts

The accounts were approved by the Board of Directors on 25 February 2004.

CLP Power Hong Kong Limited (CLP Power Hong Kong)

Overview

In Hong Kong, CLP Power Hong Kong operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (CAPCO), which is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited. CLP Power Hong Kong builds and operates CAPCO's power stations under contract and is the sole customer for CAPCO's electricity which CLP Power Hong Kong transmits and distributes to its customers in Kowloon and the New Territories. CLP Power Hong Kong owns the transmission and distribution network.

Since the financial year 1964, the electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the Hong Kong Government. The SoC specifies the SoC Companies' obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for the Government to monitor their financial affairs and operating performance. In return, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from 1 October 1993, covers the period to 30 September 2008.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

- The annual permitted return is 13.5% of the SoC Companies' average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders' investments and acquired after 30 September 1978.

- Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders' funds and is, in effect, a liability owing to customers carried in CLP Power Hong Kong's books.

- Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power Hong Kong pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power Hong Kong's books and is applied as rebates to customers. By a Supplemental Agreement which took effect from 1 October 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies' Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power Hong Kong pay interest up to 8% per annum on the increase in average balance of the customers' deposits in excess of the balance as at 30 September 1998.

- The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended 31 December 2003 was 12.87% (2002: 12.52%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2003, 59% (2002: 58%) of the net return was allocated to CLP Power Hong Kong and 41% (2002: 42%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power Hong Kong for the year ended 31 December 2003, upon which the auditors have expressed an unqualified opinion.

	2003 HK$M	2002 HK$M
SoC Revenue	**25,739**	25,844
Expenses		
Operating costs	**2,817**	2,752
Fuel	**2,901**	3,268
Purchases of nuclear electricity	**5,134**	4,976
Depreciation	**3,439**	3,164
Deferral premium	**494**	96
Operating interest	**459**	617
Taxation	**1,652**	1,478
	16,896	16,351
Profit after taxation	**8,843**	9,493
Interest on increase in customers' deposits	**–**	1
Interest on long-term financing	**679**	818
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	**367**	(5)
Profit for SoC	**9,889**	10,307
Transfer to Development Fund	**(572)**	(1,420)
Permitted return	**9,317**	8,887
Deduct interest		
On increase in customers' deposits	**–**	1
On long-term financing as above	**679**	818
On Development Fund and special provision account transferred to rate reduction reserve	**287**	319
	966	1,138
Net return	**8,351**	7,749
Divisible as follows:		
CLP Power Hong Kong	**4,895**	4,517
CAPCO	**3,456**	3,232
	8,351	7,749
CLP Power Hong Kong's share of net return		
CLP Power Hong Kong	**4,895**	4,517
Interest in CAPCO	**1,386**	1,297
	6,281	5,814

CLP Group

		2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994
		(12 months ended 31 December)					(15 months)	(12 months ended 30 September)				
Consolidated Operating Results												
SoC revenue	HK$M	**25,739**	25,844	24,806	24,224	23,168	28,642	22,547	20,638	18,295	16,758	14,903
Other revenue	HK$M	**2,509**	290	193	227	338	393	333	262	239	202	442
Turnover	HK$M	**28,248**	26,134	24,999	24,451	23,506	29,035	22,880	20,900	18,534	16,960	15,345
SoC earnings	HK$M	**6,281**	5,814	5,422	5,147	5,064	6,317	4,971	4,760	4,455	4,067	3,620
Non-SoC operating earnings	HK$M	**1,600**	998	531	504	596	761	528	403	381	321	586
Unallocated net finance (costs)/income	HK$M	**(63)**	(54)	11	93	587	837	1,148	611	–	–	–
Unallocated Group expenses	HK$M	**(371)**	(200)	(105)	(78)	(84)	(106)	(52)	–	–	–	–
Total operating earnings	HK$M	**7,447**	6,558	5,859	5,666	6,163	7,809	6,595	5,774	4,836	4,388	4,206
Impairment losses on investments	HK$M	**–**	–	–	(1,030)	–	–	–	–	–	–	–
Hok Un redevelopment profit/ property disposal gain	HK$M	**240**	546	1,468	1,132	498	520	1,543	–	–	1,286	–
Total earnings	HK$M	**7,687**	7,104	7,327	5,768	6,661	8,329	8,138	5,774	4,836	5,674	4,206
Ordinary dividends	HK$M	**4,527**	3,974	3,664	3,537	3,693	4,623	3,848	3,514	2,787	2,528	2,289
Special dividends	HK$M	**241**	554	1,469	1,124	520	520	1,538	–	–	697	–
Total dividends	HK$M	**4,768**	4,528	5,133	4,661	4,213	5,143	5,386	3,514	2,787	3,225	2,289
Capital expenditure	HK$M	**5,594**	4,935	4,653	3,402	2,716	3,148	1,921	2,618	3,037	3,396	2,943
Depreciation	HK$M	**2,357**	1,749	1,624	1,474	1,374	1,704	1,270	1,155	1,002	888	783
Consolidated Balance Sheet												
SoC fixed assets	HK$M	**39,258**	36,273	33,197	30,347	28,624	28,624	27,268	26,720	25,375	23,407	21,028
Other fixed assets	HK$M	**14,899**	277	380	345	279	279	235	197	132	130	91
	HK$M	**54,157**	36,550	33,577	30,692	28,903	28,903	27,503	26,917	25,507	23,537	21,119
Investments in jointly controlled entities	HK$M	**14,687**	18,982	15,867	12,155	11,002	11,002	8,065	5,961	5,256	5,065	5,181
Investments in associated companies	HK$M	**1,593**	1,426	1,216	1,173	2,156	2,156	1,952	–	–	–	–
Other non-current assets	HK$M	**(56)**	1,425	1,925	1,837	773	773	–	–	–	–	–
Current assets	HK$M	**5,451**	2,510	1,704	3,821	2,862	2,862	17,615	20,454	3,696	2,054	2,711
Total assets	HK$M	**75,832**	60,893	54,289	49,678	45,696	45,696	55,135	53,332	34,459	30,656	29,011
Capital employed	HK$M	**66,927**	53,725	46,933	44,285	41,339	41,339	49,873	47,417	29,285	24,948	23,118
SoC business	HK$M	**7,451**	6,742	4,240	2,433	2,778	2,778	2,744	3,903	3,319	1,670	1,497
Non-SoC business												
Yallourn & GPEC	HK$M	**8,051**	–	–	–	–	–	–	–	–	–	–
Others	HK$M	**3,195**	2,555	1,327	145	–	–	–	–	–	–	–
Total borrowings	HK$M	**18,697**	9,297	5,567	2,578	2,778	2,778	2,744	3,903	3,319	1,670	1,497
Shareholders' funds	HK$M	**40,241**	36,888	35,232	34,614	32,471	32,471	41,887	40,442	21,716	19,527	17,078
Per Share Data												
Shareholders' funds per share	HK$	**16.71**	15.32	14.55	13.86	13.00	13.00	14.26	13.54	9.09	8.18	7.15
Earnings												
– Operating	HK$	**3.09**	2.72	2.36	2.27	2.17	2.73	2.22	2.10	2.02	1.83	1.76
– Total	HK$	**3.19**	2.95	2.95	2.31	2.34	2.92	2.73	2.10	2.02	2.38	1.76
Dividends												
– Ordinary	HK$	**1.880**	1.650	1.490	1.417	1.367	1.684	1.300	1.233	1.167	1.058	0.958
– Special	HK$	**0.100**	0.230	0.610	0.450	0.208	0.208	0.517	–	–	0.292	–

		2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994
			(12 months ended 31 December)				(15 months)		(12 months ended 30 September)			
Ratios												
Return on equity												
incl. Hok Un redevelopment profit/ property disposal gain	%	**19.9**	19.7	21.0	17.2	18.1	22.4	19.8	18.6	23.5	31.0	26.1
excl. Hok Un redevelopment profit/ property disposal gain	%	**19.3**	18.2	16.8	16.9	16.7	21.0	16.0	18.6	23.5	24.0	26.1
Total debt to total capital	%	**31.5**	20.1	13.6	6.9	7.9	7.9	6.1	8.8	13.3	7.9	8.1
Interest cover	times	**12**	29	44	44	47	48	50	27	30	62	73
Dividend payout												
Ordinary	%	**60.8**	60.6	62.5	62.4	59.9	59.2	58.3	60.9	57.6	57.6	54.4
Total	%	**62.0**	63.7	70.1	80.8	63.2	61.7	66.2	60.9	57.6	56.8	54.4
Other Information												
Shareholders		**22,107**	21,829	20,376	16,915	17,432	17,432	18,806	19,831	21,575	19,971	19,716
Shares in issue (million)[2]		**2,408.25**	2,408.25	2,421.49	2,497.47	2,497.47	2,497.47	2,938.20	2,985.98	2,388.79	2,388.79	2,388.79
Employees												
– SoC		**3,915**	3,865	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198	6,220
– Non-SoC		**790**	438	445	309	262	262	298	219	206	180	155
		4,705	4,303	4,085	3,899	4,190	4,190	4,420	4,679	6,111	6,378	6,375
Group generating capacity (owned/operated)[3]												
– by region												
Hong Kong	MW	**6,908**	6,908	6,908	6,908	6,908	6,908	6,908	6,908	7,410	7,410	8,210
Chinese mainland	MW	**3,163**	3,163	2,743	2,015	2,015	2,015	1,486	1,268	1,092	1,092	1,092
Asia-Pacific	MW	**3,805**	2,675	2,151	1,048	838	838	710	–	–	–	–
	MW	**13,876**	12,746	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502	9,302
– by status												
Operational	MW	**11,754**	11,164	10,097	8,266	8,180	8,180	7,740	6,926	6,627	6,002	6,160
Construction	MW	**2,122**	1,582	1,705	1,705	1,581	1,581	1,364	1,250	1,875	2,500	3,142
	MW	**13,876**	12,746	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502	9,302

[1] In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.

[2] Number of shares in issue from 1994 to 2000 have been restated for the capitalisation issue of one-for-five shares on 23 April 2001.

[3] Group generating capacity (in MW) are incorporated on the following basis: a) CAPCO on 100% capacity as stations operated by CLP Power Hong Kong; b) PSDC on 100% as having right to use and c) other stations on the proportion of the Group's equity interests.



Total Assets
HK$M
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
94 95 96 97 98 99D 00 01 02 03
Other Assets
Investments in Associated Companies
Investments in Jointly Controlled Entities
Other Fixed Assets
Scheme of Control Fixed Assets



Shareholders' Funds
HK$M
HK$
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
18
16
14
12
10
8
6
4
2
94 95 96 97 98 99D 00 01 02 03
Shareholders' Funds
Shareholders' Funds per Share

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

		2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994
			(12 months ended 31 December)				(15 months)	(12 months ended 30 September)				
Scheme of Control Financial Statistics												
Combined Profit & Loss Statement												
Profit for SoC	HK$M	**9,889**	10,307	9,781	9,770	9,372	11,905	9,809	7,714	7,049	6,202	5,385
Transfer (to)/from Development Fund	HK$M	**(572)**	(1,420)	(1,201)	(1,386)	(1,040)	(1,497)	(1,556)	321	493	525	493
Permitted return	HK$M	**9,317**	8,887	8,580	8,384	8,332	10,408	8,253	8,035	7,542	6,727	5,878
Less: Interest on												
Increase in customers' deposits	HK$M	**-**	1	8	10	3	3	—	—	—	—	—
Long-term financing	HK$M	**679**	818	1,005	1,170	1,179	1,479	1,246	1,283	1,138	813	511
Development Fund and Special provision account	HK$M	**287**	319	305	280	236	290	158	134	174	215	272
Net return	HK$M	**8,351**	7,749	7,262	6,924	6,914	8,636	6,849	6,618	6,230	5,699	5,095
Combined Balance Sheet												
Net assets employed												
Fixed assets	HK$M	**66,711**	63,115	60,636	58,709	57,976	57,976	57,721	57,221	54,945	49,875	43,131
Current assets	HK$M	**1,948**	1,650	1,636	1,705	2,441	2,441	3,822	3,131	2,095	2,019	2,099
	HK$M	**68,659**	64,765	62,272	60,414	60,417	60,417	61,543	60,352	57,040	51,894	45,230
Less: current liabilities	HK$M	**10,346**	11,273	9,587	7,978	7,017	7,017	7,983	9,100	7,981	8,060	8,758
Net assets	HK$M	**58,313**	53,492	52,685	52,436	53,400	53,400	53,560	51,252	49,059	43,834	36,472
Exchange fluctuation account	HK$M	**(46)**	38	49	128	88	88	31	6	(6)	(6)	(12)
	HK$M	**58,267**	53,530	52,734	52,564	53,488	53,488	53,591	51,258	49,053	43,828	36,460
Represented by												
Shareholders' funds	HK$M	**33,568**	28,906	28,074	27,515	27,292	27,292	26,768	25,641	23,385	22,428	20,710
Long-term loans and other borrowings	HK$M	**13,893**	13,916	14,437	15,092	16,654	16,654	17,871	17,825	17,797	13,113	7,877
Deferred liabilities	HK$M	**7,670**	6,666	6,280	6,268	6,222	6,222	6,424	6,360	5,945	5,868	4,929
Special provision account	HK$M	**176**	670	766	766	—	—	—	—	—	—	—
Development Fund	HK$M	**2,960**	3,372	3,177	2,923	3,320	3,320	2,528	1,432	1,926	2,419	2,944
	HK$M	**58,267**	53,530	52,734	52,564	53,488	53,488	53,591	51,258	49,053	43,828	36,460
Other SoC Information												
Total electricity sales	HK$M	**25,677**	25,770	24,725	24,163	23,086	28,550	22,491	20,602	18,268	16,733	14,881
Capital expenditure	HK$M	**7,273**	5,861	5,172	3,671	3,021	3,720	3,090	4,857	7,129	8,664	6,831
Depreciation	HK$M	**3,439**	3,164	3,026	2,803	2,697	3,360	2,522	2,277	1,797	1,624	1,489
No. of SoC employees		**3,915**	3,865	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198	6,220
Scheme of Control Operating Statistics												
Customers and Sales												
Number of Customers (thousand)		**2,118**	2,056	1,998	1,930	1,872	1,872	1,803	1,761	1,728	1,697	1,655
Sales analysis, millions of kWh												
Commercial		**10,698**	10,661	10,378	10,014	9,509	11,785	9,157	8,542	8,038	7,603	7,096
Manufacturing		**2,856**	3,085	3,245	3,488	3,423	4,270	3,776	3,928	4,162	4,344	4,655
Residential		**7,180**	6,930	6,752	6,608	6,435	7,854	6,524	5,811	5,724	5,382	5,024
Infrastructure and Public Services		**7,301**	7,036	6,575	6,197	5,779	7,207	5,424	4,736	4,395	4,059	3,808
Local		**28,035**	27,712	26,950	26,307	25,146	31,116	24,881	23,017	22,319	21,388	20,583
Export		**3,008**	2,175	1,581	1,181	633	781	601	557	520	1,728	1,714
Total Electricity Sales		**31,043**	29,887	28,531	27,488	25,779	31,897	25,482	23,574	22,839	23,116	22,297
Annual increase, %		**3.9**	4.8	3.8	6.6	0.0 [3]	0.9 [2]	8.1	3.2	(1.2)	3.6	(12.9)
Local consumption, kWh per person		**5,072**	5,066	5,004	4,865	4,730	5,730	4,730	4,501	4,482	4,405	4,379
Local sales, HK¢ per kWh (average)												
Basic tariff		**88.4**	88.5	88.6	88.6	89.1	89.2	89.1	86.3	82.4	77.3	72.0
Fuel clause charge/(rebate)		**1.9**	1.9	2.2	2.2	2.2	2.2	1.0	(1.3)	(4.5)	(4.5)	(3.8)
SoC rebate		**(0.6)**	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(1.0)	(1.6)
Special rebate		**(2.2)**	(2.2)	(2.2)	(2.2)	(2.2)	(2.2)	(1.8)	(0.7)	—	—	(2.0)
Total		**87.5 [4]**	87.6 [4]	88.0 [4]	88.0	88.5	88.6	87.7	83.7	77.3	71.8	64.6
Annual basic tariff increase, %		**(0.1)**	(0.1)	0.0	(0.6)	(0.6) [3]	0.0 [2]	3.2	4.7	6.6	7.4	9.3
Annual total tariff increase, %		**(0.1)**	(0.5)	0.0	(0.6)	(0.2) [3]	0.7 [2]	4.8	8.3	7.7	11.1	4.5

	2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995	1994
		(12 months ended 31 December)				(15 months)	(12 months ended 30 September)				
Generation (Including Affiliated Generating Companies)											
Installed capacity, MW	**8,263**	8,263	8,263	8,263	8,263	8,263	7,951	7,638	7,515	6,890	7,540
System maximum demand											
Local, MW	**5,874**	5,829	5,844	5,598	5,354	5,354	5,304	5,066	4,998	4,720	4,730
Annual increase, %	**0.8**	(0.3)	4.4	4.6	0.9[3]	0.9[2]	4.7	1.4	5.9	(0.2)	6.7
Local and the Chinese mainland, MW	**7,646**	6,897	7,062	6,828	5,455	5,455	5,422	5,184	5,088	6,083	5,948
Annual increase, %	**10.9**	(2.3)	3.4	25.2	0.6[3]	0.6[2]	4.6	1.9	(16.4)	2.2	13.4
System load factor, %	**50.8**	54.2	50.3	50.2	59.2	58.0	59.4	57.2	57.1	48.4	48.3
Generation by CAPCO stations, millions of kWh	**23,690**	22,531	20,747	19,955	18,543	23,682	20,030	18,305	17,694	18,756	18,235
Sent out, millions of kWh											
From own generation	**22,332**	21,408	19,716	18,998	17,612	22,490	18,910	17,272	16,520	17,494	16,984
Net transfer from/(to)											
Hongkong Electric	**(1)**	—	—	—	(1)	(1)	—	—	18	(26)	(7)
Landfill gas generation	**1**	1	2	6	4	5	—	—	—	—	—
GNPS/GPSPS	**9,968**	9,784	9,961	9,735	9,333	10,499	7,825	7,361	7,467	6,755	6,430
Total	**32,300**	31,193	29,679	28,739	26,948	32,993	26,735	24,633	24,005	24,223	23,407
Fuel consumed, terajoules											
Oil	**1,671**	1,358	1,286	1,244	2,163	2,872	3,164	3,129	5,520	5,999	4,963
Coal	**152,987**	100,645	82,248	74,472	55,218	69,396	88,572	64,965	120,027	169,350	167,689
Gas	**59,367**	92,912	95,403	93,139	102,959	133,142	87,650	99,123	42,915	—	—
Total	**214,025**	194,915	178,937	168,855	160,340	205,410	179,386	167,217	168,462	175,349	172,652
Cost of fuel, HK$ per gigajoule – Overall	**13.56**	16.77	16.19	17.24	17.83	17.53	15.61	18.21	13.22	11.89	11.02
Thermal efficiency, % based on units sent out	**37.6**	39.5	39.7	40.5	39.5	39.4	38.0	37.2	35.3	35.9	35.4
Plant availability, %	**90.7**	88.2	86.7	87.2	85.0	85.2	84.4	90.4	93.4	95.3	92.6
Transmission and Distribution											
Network, circuit kilometres											
400kV	**538**	534	534	534	534	534	528	528	448	422	420
132kV	**1,079**	1,019	963	937	936	936	935	917	908	873	871
66kV & 33kV	**414**	445	587	584	596	596	615	714	722	734	732
11kV	**9,614**	9,229	8,775	8,363	7,936	7,936	7,241	6,571	6,199	5,943	5,628
Transformers, MVA	**53,684**	52,863	51,624	49,576	48,845	48,845	47,397	46,325	44,981	43,021	40,876
Substations in operation											
Primary	**196**	195	199	193	194	194	196	198	196	191	182
Secondary	**11,861**	11,539	11,199	10,810	10,341	10,341	9,843	9,353	9,041	8,736	8,398

1 In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.

2 For the 15 months ended 31 December 1999, the annual increase is the increase over the same period in 1998. This increase may not be comparable to the increases reported in the previous years.

3 The increases are the increase over the preceding 12 months.

4 The effective total tariff, including the one-off rebates in 2001, 2002 and 2003 are HK¢86.6 per unit, HK¢86.0 per unit and HK¢82.6 per unit respectively.

Results for Year Ended 31 December 2003

Announced on 25 February 2004.

Annual Report

Printed in English and Chinese language, available on our website at www.clpgroup.com under the "Investor Relations" section on 10 March 2004 and posted to Shareholders on 29 March 2004.

Those Shareholders who received our Annual Report 2003 (a) electronically and would like to receive a printed copy; or (b) received our Annual Report 2003 in either English or Chinese language only and would like to receive a printed copy of the other language version, are requested to write to the Company Secretary or the Company's Registrars.

Shareholders may at any time choose to change their choice of the language or means of receipt of the Company's corporate communications free of charge by notice in writing to the Company Secretary or the Company's Registrars.

Information for American Depositary Receipts Holders

The Company will file an annual report in Form 20-F with the United States Securities and Exchange Commission before 30 June 2004. The Group's financial statements are prepared in accordance with Hong Kong (HK) generally accepted accounting principles (GAAP). HK GAAP differs in certain respects from United States GAAP. The Form 20-F will contain a summary of those differences which have an effect on the consolidated profit or shareholders' funds of the Group.

Register of Shareholders

To be closed from 14 to 22 April 2004, both days inclusive.

Annual General Meeting (AGM)

To be held on 22 April 2004. Details of the AGM including shareholders' right to demand a poll are set out in the Notice of Annual General Meeting sent to Shareholders together with a proxy form on 29 March 2004.

Dividends

Interim:	HK$0.41 per share
Paid:	13 June, 15 September and 15 December 2003
Proposed final:	HK$0.65 per share
Proposed special final:	HK$0.10 per share
Payable:	23 April 2004

Our Contact Details

Address:	147 Argyle Street, Kowloon, Hong Kong
Telephone:	(852) 2678 8228 (Shareholders' hotline) (852) 2678 8322 (Investor Relations Manager)
Facsimile:	(852) 2678 8390 (Company Secretary) (852) 2678 8530 (Investor Relations Manager)
E-mail:	cosec@clp.com.hk (Company Secretary) IR_Dept@clp.com.hk (Investor Relations Manager)

Company's Registrars

Computershare Hong Kong Investor Services Limited

Address:	Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone:	(852) 2862 8628
Facsimile:	(852) 2865 0990
E-mail:	hkinfo@computershare.com.hk

Share Listing

CLP Holdings shares are listed on the Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Our Stock Code

The Stock Exchange of Hong Kong:	002
Bloomberg:	2 HK
Reuters:	0002.HK
Ticker Symbol for ADR Code:	CLPHY
CUSIP Reference Number:	18946Q101



In 2003, CLP sponsored a project for design students from Hong Kong Polytechnic University to review the design of our major corporate publications. We gratefully acknowledge the talent and enthusiasm of Mr. Charlie Kim and his students – they generated many design ideas for this Annual Report.

	2003	2002	% Increase
Per share (in HK$)			
Earnings per share			
Including Hok Un redevelopment profit/ property disposal gain	**3.19**	2.95	**8.1**
Excluding Hok Un redevelopment profit/ property disposal gain	**3.09**	2.72	**13.6**
Dividends per share			
Interim	**1.23**	1.14	
Final	**0.65**	0.51	
Special final	**0.10**	0.23	
Total	**1.98**	1.88	**5.3**
For the year (in HK$ million)			
Turnover [1]	**28,248**	26,134	**8.1**
Earnings			
Scheme of Control earnings	**6,281**	5,814	**8.0**
Non-Scheme of Control operating earnings	**1,600**	998	**60.3**
Unallocated net finance costs	**(63)**	(54)	
Unallocated Group expenses	**(371)**	(200)	
Total operating earnings	**7,447**	6,558	**13.6**
Hok Un redevelopment profit/property disposal gain	**240**	546	
Total earnings	**7,687**	7,104	**8.1**
As at 31 December (in HK$ million)			
Total assets [1]	**75,832**	60,893	**24.5**
Total borrowings [1]	**18,697**	9,297	**101.1**
Shareholders' funds [2]	**40,241**	36,888	**9.1**
Ratios			
Return on equity			
Including Hok Un redevelopment profit/ property disposal gain (%)	**19.9**	19.7	
Excluding Hok Un redevelopment profit/ property disposal gain (%)	**19.3**	18.2	
Total debt to total capital [3] (%)	**31.5**	20.1	
Interest cover [4] (times)	**12**	29	

Earnings and Dividends per Share


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
99
00
01
02
03
Operating Earnings
Ordinary Dividends

Total Earnings


HK$M
8,000
6,000
4,000
2,000
99
00
01
02
03
SoC Earnings
Non-SoC Operating Earnings
Property Profits (net of impairment losses)

Total Assets in 2003


28%
2%
8%
62%
Electricity Business in Hong Kong
Electricity Business in Chinese Mainland
Electricity Business in Asia-Pacific Region
Property & Other Businesses

[1] Including the turnover and financial position of Yallourn Energy and GPEC as a result of these companies being consolidated as subsidiaries of the Group in April and June 2003 respectively.

[2] Shareholders' funds as at 31 December 2002 were restated due to the adoption of Statement of Standard Accounting Practice No. 12 (Revised) "Income Taxes" in 2003.

[3] Total debt to total capital = debt / (shareholders' funds + debt + minority interest)

[4] Interest cover = Profit before taxation and interest / (interest charges + capitalised interest)

Business Description



Hong Kong Electricity Business

- Electricity supplier since 1903
- Owner and operator of a vertically integrated electricity supply business in Hong Kong, comprising:
  - Generation: 6,283 megawatts (MW) of total installed generating capacity in Hong Kong;
  - Transmission: over 11,640 kilometres (km) of transmission and distribution lines; and
  - Distribution and Customer Service: 2.1 million customer accounts (representing 80% of Hong Kong's total population)
- Regulated by the Hong Kong Government under a Scheme of Control Agreement



Chinese Mainland Electricity Business

- Developer, investor, builder and operator in the private sector power business since 1985
- Largest external investor in the Chinese mainland electricity industry with 3,163 equity MW of interests in generating assets in Guangdong, Beijing, Shandong, Shaanxi and Guizhou
- Interests in one nuclear power station, nine thermal power stations (of which one is under construction) and a group of small hydro units



Asia-Pacific Region Electricity Business

- Developer, investor, builder and operator in the private sector power business since 1994
- A leading international private sector power company in the Asia-Pacific region with 3,805 equity MW of interests in generating assets in Australia, India, Taiwan and Thailand
- Direct interests in three large thermal power stations in operation and one under construction, with indirect interests in a further two large stations in operation

Contents

HK$50

donation for every shareholder who chooses electronic communication

The Internet is a cost-effective means to make available information quickly to our Shareholders and other stakeholders. In the Annual Report we have identified where more detailed information is available on our website. For those without ready access to the Internet, hard copies of that website information are available free of charge on request to the Company Secretary, including by completing and returning to us the accompanying Feedback Form.

Amongst the feedback received last year, one shareholder commented that a donation by CLP for each shareholder who elected to receive corporate communications electronically might encourage increased use of this environmentally friendly method. This year CLP will donate HK$50 to charity for each shareholder who would like to receive those publications electronically instead of in printed form as he/she has previously chosen, with a minimum donation of HK$35,000 on behalf of those shareholders who have already elected for electronic communication. The donation will be shared between WWF Hong Kong (www.wwf.org.hk) for its EcoWood Asia programme and Make-A-Wish Foundation® of Hong Kong which grants wishes to children with serious or life-threatening illnesses (www.makeawish.org.hk).

Shareholders can indicate their support by completing and returning to us the notification form which accompanies this Annual Report, in the provided prepaid reply envelope or by e-mail to cosec@clp.com.hk on or before 30 June 2004.


Annual Report
HK$
pages
50
40
30
20
10
160
120
80
40
98 99 00 01 02
Cost per Copy
Pages per Copy

In response to increasing regulatory requirements and CLP's choice to enhance disclosure to Shareholders, the Annual Report has grown significantly in length.


2003



CLP Holdings Limited

147 Argyle Street
Kowloon, Hong Kong
Tel: (852) 2678 8111
Fax: (852) 2760 4448
www.clpgroup.com

CLP's Annual Report 2003 is printed on environmentally friendly paper